中信泰富有限公司

BY COURIER

Exemption No. 82-5232

Date : 21st February, 2002

02015467

Securities and Exchange Comm
Division of Corporate Finance
Office of International Corporate
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

CITIC PACIFIC

SEC MAIL PROCESSING RECEIVED FEB 25 2002 WASH, D.C. 365 SECTION

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since October 12, 2001, being the date of the letter applying for the aforesaid exemption, (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

5/9

Alice Tso
Company Secretary

Encl.
AT/ww/LTR-1810

Annexure

CITIC Pacific Limited

List of Information that the Company since October 12, 2001 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities (5 sets)
   Date : September 2001 – January 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Form of Share Buyback Report to HKSE (5 sets)
   Date : September 2001
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Return by a Company Purchasing its Own Shares (2 sets)
   Date : September 2001
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Notification of Changes of Secretary and Directors (2 sets)
   Date : October 2001 – December 2001
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Press Announcement of Connected Transaction - Acquisition of Eldwin Corporation and Ambest Company Limited from China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK")
   Date : 21st December, 2001
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Circular in connection with Connected Transaction – Acquisition of Eldwin Corporation and Ambest Company Limited from CITIC HK and Proxy Form
Date : 2nd January, 2002
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Press Release in connection with the disposal of the entire interest in China Express No.1 Backbone Network and acquisition of an option
Daté : 14th January, 2002
Entity Requiring Item : None. Made public by the Company voluntarily.

8. Document : Press Announcement of Connected Transaction - Sale of interests in the China Express No.1 Backbone Network to CITIC HK and acquisition of an option
Date : 14th January, 2002
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Circular in connection with Connected Transaction – Sale of interests in the China Express No.1 Backbone Network to CITIC HK and acquisition of an option, and Proxy Form
Date : 22nd January, 2002
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 9th October, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,196,000,160	--	---
~~Increase~~/(Decrease) during the month	6,220,000	--	---
Balance at close of the month :	2,189,780,160	--	---

...1/2

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type N/A	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ______ 2.______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date : Please refer to the attached sheet				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				

Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares increased~~/(decreased) during the month: 6,220,000

Authorised Signatory:

Remarks : ______________________

____

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

(D) Details of Movement :

OTHER ISSUES OF SHARES :

Repurchase of Share :

Cancellation Date	No. of Shares
10th September, 2001	507,000
13th September, 2001	528,000
14th September, 2001	1,081,000
17th September, 2001	863,000
18th September, 2001	1,967,000
19th September, 2001	220,000
25th September, 2001	1,054,000

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st October, 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 7th November, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type N/A	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1._____ Exercise price: HK$ ____ 2._____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1._____ *Subscription price: HK$* ____ 2._____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
_____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					N/A

Remarks : ____________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th November, 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 4th December, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type N/A	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____ 2.____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					N/A

Authorised Signatory:

Remarks : ________________________

Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December, 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 7th January, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type N/A	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						--
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					N/A

Remarks : ______________________________

____

Authorised Signatory:

____

Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th February, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓ 3. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type N/A	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					N/A

Remarks : ______________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

14th September, 19 2001

Dear Sir,

Name of Company: CITIC Pacific Limited
Description of Securities: Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
14/9/2001	1,081,000	on the Exchange	HK$14.85	HK$14.60	HK$15,957,800
Total	1,081,000				HK$15,957,800

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 2,116,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 2.16 %

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}\right)$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 2,116,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(b) \times 100}{\text{issued share capital}}\right)$$ 0.10 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19th March, 2001 which has been filed with the Exchange. ~~We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.~~

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) N/A

2. % of previous months turnover acquired this month to date

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}\right)$$ N/A %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed ....
Secretary

Name: Alice Tso Mun Wai
~~Director~~ ~~or other duly authorised officer~~ Secretary
For and on behalf of CITIC Pacific Ltd
[Issuer's name]

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

17th September, 19 2001

Dear Sir,

Name of Company: CITIC Pacific Limited
Description of Securities: Shares
A. Purchase Report
We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
17/9/2001	863,000	on the Exchange	HK$13.95	HK$13.80	HK$11,980,700
Total	863,000				HK$11,980,700

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 2,979,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 3.04 %

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}\right)$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 2,979,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((b) x 100) / issued share capital   0.14 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19th March, 2001 which has been filed with the Exchange. ~~We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.~~

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above)   (a) N/A

2. % of previous months turnover acquired this month to date

((a) x 100) / previous months turnover on the Exchange   N/A %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed ....
Secretary

Name: Alice Tso Mun Wai
~~Director~~ -------- ~~or other duly authorised officer~~ - Secretary
For and on behalf of CITIC Pacific Ltd
[Issuer's name]

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

18th September, 19 2001

Dear Sir,

Name of Company: CITIC Pacific Limited
Description of Securities: Shares
A. Purchase Report
We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
18/9/2001	1,967,000	on the Exchange	HK$14.10	HK$13.15	HK$26,776,500
Total	1,967,000				HK$26,776,500

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 4,946,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 5.05 %

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right)$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 4,946,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((b) x 100)
issued share capital 0.23 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19th March, 2001 which has been filed with the Exchange. ~~We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.~~

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) N/A

2. % of previous months turnover acquired this month to date

((a) x 100)
previous months turnover on the Exchange N/A %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed ....
Secretary

Name: Alice Tso Mun Wai
~~Director~~ ~~or other duly authorised officer~~ - Secretary
For and on behalf of CITIC Pacific Ltd
[Issuer's name]

of Hong Kong Limited ("the Exchange")

Form G

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

19th September, 19 2001

Dear Sir,

Name of Company: CITIC Pacific Limited
Description of Securities: Shares
A. Purchase Report
We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
19/9/2001	220,000	on the Exchange	HK$13.55	HK$13.40	HK$2,961,500
Total	220,000				HK$2,961,500

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 5,166,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 5.27 %

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right)$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 5,166,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(b) \times 100}{\text{issued share capital}} \right) \quad 0.24\ \%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19th March, 2001 which has been filed with the Exchange. ~~We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.~~

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) N/A

2. % of previous months turnover acquired this month to date

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right) \quad N/A\ \%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed ....
Secretary

Name: Alice Tso Mun Wai
~~Director~~ ~~or other duly authorised officer~~ Secretary
For and on behalf of CITIC Pacific Ltd
[Issuer's name]

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

25th September, 2001

Dear Sir,

Name of Company: CITIC Pacific Limited
Description of Securities: Shares
A. Purchase Report
We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
25/9/2001	1,054,000	on the Exchange	HK$14.00	HK$13.75	HK$14,665,850
Total	1,054,000				HK$14,665,850

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 6,220,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 6.34 %

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right)$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 6,220,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((b) × 100) / issued share capital   0.28 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19th March, 2001 which has been filed with the Exchange. ~~We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.~~

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above)   (a) N/A

2. % of previous months turnover acquired this month to date

((a) × 100) / previous months turnover on the Exchange   N/A %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed ....
Secretary

Name: Alice Tso Mun Wai
~~Director~~ -------- ~~or other duly~~
~~authorised officer~~ - Secretary
For and on behalf of CITIC Pacific Ltd
[Issuer's name]

Companies Registry
公司註冊處

Form 表格 SC2

Return by a Company Purchasing its Own Shares
公司購買本身股份申報表

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC PACIFIC LIMITED

2 Shares Purchased by the Company under section 49B 公司根據第49B條購買的股份

Class of Shares 股份類別	No. of Shares Purchased 所購買股份的數目	Nominal Value of Each Share 每股的面值 HK$	Date(s) on which the Shares were Delivered to the Company 股份交付公司的日期	Maximum Prices Paid for Each Share 就每股所支付的最高價格 (Note 註 2) HK$	Minimum Prices Paid for Each Share 就每股所支付的最低價格 (Note 註 2) HK$
Shares	507,000	0.40	12/9/2001	15.90	15.50
Shares	528,000	0.40	17/9/2001	14.50	14.20
Shares	1,081,000	0.40	18/9/2001	14.85	14.60
Shares	863,000	0.40	19/9/2001	13.95	13.80

3 The Aggregate Amount Paid by the Company for the above Shares
公司就上述股份所支付的總款額
(Note 註 2)

HK$43,525,250

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed 簽名 : ....
Secretary

(Name 姓名) : (Alice Tso Mun Wai) Date 日期 : 20th September, 2001

~~Director 董事~~ / Secretary 秘書 *

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

CITIC PACIFIC LIMITED
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
20-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處

Specification No. 3/97

Companies Registry
公司註冊處

Form 表格 SC2

Return by a Company Purchasing its Own Shares
公司購買本身股份申報表

Company Number 公司編號: 145656

1 Company Name 公司名稱

CITIC PACIFIC LIMITED

2 Shares Purchased by the Company under section 49B 公司根據第49B條購買的股份

Class of Shares 股份類別	No. of Shares Purchased 所購買股份的數目	Nominal Value of Each Share 每股的面值	Date(s) on which the Shares were Delivered to the Company 股份交付公司的日期	Maximum Prices Paid for Each Share 就每股所支付的最高價格 (Note 註 2)	Minimum Prices Paid for Each Share 就每股所支付的最低價格 (Note 註 2)
Shares	1,967,000	HK$ 0.40	20/9/2001	HK$ 14.10	HK$ 13.15
Shares	220,000	0.40	21/9/2001	13.55	13.40
Shares	1,054,000	0.40	27/9/2001	14.00	13.75

3 The Aggregate Amount Paid by the Company for the above Shares
公司就上述股份所支付的總款額
(Note 註 2)

HK$44,403,850

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Signed 簽名 : ....
Secretary

(Name 姓名): (Alice Tso Mun Wai) Date 日期 : 28th September, 2001

~~Director 董事~~ / Secretary 秘書 *

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

CITIC PACIFIC LIMITED
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
28-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Specification No. 3/97

CR

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

RECEIVED FEB 25 2002 WASH. D.C. 365

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

√ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) ~~A. Resignation or cessation 辭職或停職~~

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong.

For Official Use
請勿填寫本欄

RECEIVED 收件日期
06-10-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. **Appointment / Change of particulars** 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of address of Secretary	27	09	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: Tso Mun Wai, Alice 曹敏慧

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G651702(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ____ 張續頁A及 ____ 張續頁B。

Signed 簽名：

(Name 姓名)：(CITIC Pacific Limited) Date 日期： 6th October, 2001

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 Type of Change 更改事項

* [ ] Resignation or cessation 辭職或停職
[ ] New appointment 新委任
[√] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [ ] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
21 - 12 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of address of Director	12	12	2001

Existing Name 現用姓名: Yuen Kee Tong, Norman 阮紀堂

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: House 101, Palm Drive, The Redhill Peninsula, 18 Pak Pat Shan Road, Tai Tam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A857253(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ________ 張續頁A及 ________ 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(Alice Tso Mun Wai) Date 日期： 21st December, 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The Directors announce that on 21 December 2001, CITIC Pacific entered into two sale and purchase agreements in relation to the acquisition by CITIC Pacific of Eldwin for HK$2,020,000,000 and Ambest for HK$682,000,000 both from CITIC HK.

Eldwin's key asset is an approximately 80% attributable interest in 上海中信泰富廣場有限公司 (CITIC Square Co.) which in turn holds 100% of 上海中信泰富廣場 (CITIC Square). Ambest's key asset is a 100% interest in 上海瑾華置業有限公司 (Shanghai Super Property Co., Ltd) which in turn holds 100% of 華山公寓 (Royal Pavilion).

CITIC HK is a substantial shareholder of CITIC Pacific. The Transactions constitute connected transactions for CITIC Pacific under the Listing Rules and are subject to approval by the Independent Shareholders. CITIC HK and its associates hold approximately 28.87% of the existing issued share capital of CITIC Pacific and will abstain from voting at the EGM to approve the Transactions.

A circular containing, inter alia, details of the Transactions, the recommendation from the independent board committee of CITIC Pacific, the advice from the independent financial adviser, the independent valuation report on *CITIC Square and Royal Pavilion* and a notice of the EGM to approve the Transactions will be despatched to the shareholders of CITIC Pacific as soon as practicable.

DETAILS OF THE ELDWIN AGREEMENT

Date: 21 December 2001

Parties: CITIC HK as seller
CITIC Pacific as purchaser

Assets: the entire issued share capital of *Eldwin*; a *shareholder's loan to Eldwin and a shareholder's loan to CITIC Square Co.* advanced by CITIC HK. Eldwin owns a 79.998% attributable interest in CITIC Square Co., the holding company of CITIC Square.

Consideration

The aggregate consideration for the acquisition of Eldwin will be HK$2,020,000,000, as adjusted as described below, to be settled in cash on Completion.

CITIC Pacific may choose to acquire Eldwin with all or part of an existing banking facility granted to CITIC Square Co. or may elect to require CITIC HK to fully or partially repay such banking facility and to procure the other actual or attributable shareholders of CITIC Square Co. to fund their attributable share of the repayment. As at 20 December 2001, the aggregate principal and interest outstanding under the banking facility was *US$80,380,178 (approximately HK$626,965,387)*. If CITIC Pacific chooses to acquire Eldwin with such banking facility, the total consideration payable to CITIC HK will be reduced accordingly by 79.998% (being CITIC HK's attributable share of the repayment) of the amount of the banking facilities outstanding as at Completion.

As at 20 December 2001, the shareholder's loan advanced by CITIC HK to Eldwin was HK$1,299,261,954 and the shareholder's loan advanced by *CITIC HK to CITIC Square Co. was HK$217,253,136*. The shareholder's loan advanced by CITIC HK to CITIC Square Co. may increase by 79.998% of the amount of the banking facility being repaid on or before Completion if CITIC Pacific chooses not to acquire Eldwin with all or part of the existing banking facility granted to CITIC Square Co. as described above.

The aggregate consideration for the interest in Eldwin (including the shareholder's loans) has been arrived at after arm's length negotiations between the parties and on the basis of (i) a 1.3% discount to the valuation of CITIC Square (as described below) and (ii) the acquisition of an attributable 79.998% interest in CITIC Square. The consideration will be funded by CITIC Pacific out of its existing internal resources.

If the proforma consolidated net asset value before the loans of Eldwin and CITIC Square Co. due to CITIC HK as at Completion (prepared on the basis that (i) such banking facility to CITIC Square Co. has been fully repaid; (ii) a valuation of HK$2,525,000,000 for CITIC Square) is less than HK$2,020,000,000, CITIC HK will reimburse CITIC Pacific the difference on a dollar for dollar basis. If such proforma consolidated net asset value is more than HK$2,020,000,000, CITIC Pacific will pay CITIC HK the difference on a *dollar for dollar basis, except that such amount will* not exceed HK$30,000,000 (i.e. the total amount paid to CITIC HK as consideration and under this adjustment will not exceed HK$2,050,000,000).

Shareholder's loan

The shareholder's loan from CITIC HK and Eldwin to CITIC Square Co. (which will be assigned to CITIC Pacific on Completion) comprises 79.998% of the outstanding shareholders' loans to CITIC Square Co. and will be pro rata to CITIC Pacific's attributable interest in *CITIC Square* Co.

In addition, as at 20 December 2001, CITIC HK has advanced to CITIC Square Co. on behalf of the PRC JV Partner a loan with principal in the amount of US$7,687,480 (approximately HK$59,962,344), which loan represents the PRC shareholder's pro rata shareholder advance to CITIC Square Co. These arrangements will continue after Completion and the loan principal advanced by *CITIC HK to CITIC Square Co.* on behalf of the PRC JV Partner may increase to US$15,754,742 (approximately HK$122,886,988) if CITIC Pacific chooses not to acquire Eldwin with all the existing banking facility granted to CITIC Square Co. as described above, as the repayment of the existing banking facility may be funded out of additional loans from the actual or attributable shareholders of CITIC Square Co. in proportion to their attributable interests in CITIC Square Co.

Ownership structure and assets

The charts below show the structure of the ownership of CITIC Square prior to and after the Transactions.

Prior to the Transactions


CITIC HK
100%
Eldwin
(BVI)
Swire
Properties Ltd
(HK)*
16.67%
83.33%
Join Resources
PRC JV Partner

If the proforma consolidated net asset value before the shareholder's loans of Ambest and Shanghai Super due to CITIC HK as at Completion (prepared on the basis that *(i) all such banking facilities have been fully repaid*; (ii) a valuation of HK$682,000,000 for Royal Pavilion) is less than HK$682,000,000, CITIC HK will reimburse CITIC Pacific the difference on a dollar for dollar basis. If such proforma consolidated net asset value is more than HK$682,000,000, CITIC Pacific will pay CITIC HK the difference on a dollar for dollar basis, except that such amount will not exceed HK$38,000,000 (i.e. the total amount payable will not exceed HK$720,000,000).

Ownership structure and assets

The charts below show the structure of the ownership of Royal Pavilion prior to and after the Transactions.

Prior to the Transactions


CITIC HK
100%
Ambest
(HK)
100%
Shanghai Super
(PRC)
100%
Royal Pavilion

Immediately after the Transactions


CITIC Pacific
100%
Ambest
(HK)
100%
Shanghai Super
(PRC)
100%
Royal Pavilion

Information on Ambest and Royal Pavilion

For the year ended 31 December 1999, the pro forma consolidated net profit attributable to shareholders before and after taxation of Ambest was approximately HK$16,960,000.00. For the year ended 31 December 2000, the pro forma consolidated net profit attributable to shareholders before and after taxation of Ambest was approximately HK$11,579,000.00. As at 31 December 2000, the pro forma consolidated net assets of Ambest was *approximately HK$39,708,000.*

Royal Pavilion, a luxurious services apartment development situated at 688 Hua Shan Lu, Jingan District in Shanghai (上海市靜安區華山路688號), is close to Nanjing Xi Lu and the exclusive Huaihai Lu shopping areas and a mere 13.5 km from Hongqiao International Airport. Shanghai Super has obtained the relevant property and land ownership certificate in respect of Royal Pavilion for the period from 10 July 1993 to 9 July 2063.

The property was completed in August 1998 with a gross floor area of 34,743 m². It comprises two 39-storey towers with a total of 148 three-bedroom or four-bedroom residential units, 178 car parking spaces and a clubhouse. The property is approximately 93% let as at 30 November 2001. The total income for the first 11 months of 2001 and for the month of November 2001 was RMB57.3 million (approximately HK$54.1 million) and RMB5.2 million (approximately HK$4.9 million) respectively.

According to a valuation made by Knight Frank, an independent professional property valuer, the prevailing market value of Royal Pavilion as at 20 December 2001 was approximately HK$691,000,000. The valuation report will be included in the circular to be despatched to the shareholders of CITIC Pacific.



16.67%
83.33%
Join Resources Limited (HK)
PRC JV Partner (PRC)*
60%
30%
10%
CITIC Square Co. (PRC)
100%
CITIC Square

Immediately after the Transactions



CITIC Pacific
100%
Eldwin (BVI)
Swire Properties Ltd (HK)*
16.67%
83.33%
Join Resources Limited (HK)
PRC JV Partner (PRC)*
60%
30%
10%
CITIC Square Co. (PRC)
100%
CITIC Square

* *independent third parties*

Information on Eldwin and CITIC Square

For the year ended 31 December 1999, the pro forma consolidated net loss attributable to shareholders before and after taxation of Eldwin was approximately HK$9,596,000. For the year ended 31 December 2000, the pro forma consolidated net loss attributable to shareholders before and after taxation of Eldwin was approximately HK$29,208,000. As at 31 December 2000, the pro forma consolidated net assets of Eldwin was approximately HK$28,523,000.

CITIC Square is situated at 1168 Nanjing Xi Lu, Jingan District, Shanghai (上海市靜安區南京西路1168號). Jingan District is one of the most prestigious commercial areas in Shanghai. CITIC Square, was completed in June 2000 comprising a shopping centre with approximately 34,361 m², a grade-A office space with approximately 71,290 m² with 38 storeys and a 378-space underground car park. CITIC Square Co. has obtained the relevant property and land ownership certificate in respect of CITIC Square for the period from 10 February 1994 to 9 February 2044.

The office space was approximately 94% let as at 30 November 2001. The shopping mall was 91% let as at 30 November 2001. The total income for the first 11 months of 2001 and the month of November 2001 was RMB141.2million (approximately HK$133.2 million) and RMB13.9 million (approximately HK$13.11 million) respectively.

According to a valuation made by Knight Frank, an independent professional property valuer, the prevailing market value of CITIC Square as at 20 December 2001 was approximately HK$2,559 million. The valuation report will be included in the circular to be despatched to the shareholders of CITIC Pacific.

Condition

Completion of the acquisition of Eldwin is conditional upon inter alia the following occurring on or before 1 March 2002 or such later date as may be agreed between the parties:

(a) the passing of an ordinary resolution by the Independent Shareholders of CITIC Pacific approving the terms of the Eldwin Agreement;

(b) issuance of a PRC legal opinion in respect of the CITIC Square and the shareholder's loan to CITIC Square Co. on terms satisfactory to CITIC Pacific;

(c) all approvals necessary for the sale under the Eldwin Agreement being obtained to the satisfaction of CITIC Pacific; and

(d) the conditions to the Ambest Agreement becoming satisfied or waived (other than the condition requiring the Eldwin Agreement to become unconditional).

Completion

Completion of the Eldwin Agreement will take place within ten business day after all the conditions have been satisfied or such other date as the parties may agree, being not later than 30 June 2002.

DETAILS OF THE AMBEST AGREEMENT

Date:	21 December 2001
Parties:	CITIC HK as seller CITIC Pacific as purchaser
Assets:	the entire issued share capital of Ambest; a shareholder's loan advanced by CITIC HK to Ambest and a shareholder's loan advanced by CITIC HK to Shanghai Super. Ambest owns the entire interest of Shanghai Super, the holding company of Royal Pavilion.

Consideration

The aggregate consideration for the acquisition of Ambest will be HK$682,000,000, as adjusted as described below, to be settled in cash on Completion.

CITIC Pacific may choose to acquire Ambest with all or part of the existing banking facilities granted to Shanghai Super or may elect to require CITIC HK to fully or partially repay such banking facilities. As at 20 December 2001, the principal and interest outstanding under such banking facilities was US$35,331,452 (approximately HK$275,585,324) and RMB55,000,000 (approximately HK$52,358,491). If CITIC Pacific chooses to acquire Ambest with such banking facilities, the consideration payable to CITIC HK will be reduced by the amount of the banking facilities outstanding as at Completion.

As at 20 December 2001, the shareholder's loan to Ambest was HK$284,945,240 and the shareholder's loan advanced by CITIC HK to Shanghai Super was HK$56,096,660. The shareholder's loan to Shanghai Super may increase by the amount of the banking facilities being repaid on or before Completion if CITIC Pacific chooses not to acquire Ambest with all or part of the existing banking facilities granted to Shanghai Super as described above.

The aggregate consideration for the interest in Ambest (including the shareholder's loans) has been arrived at after arm's length negotiations

bedroom or four-bedroom residential units, 178 car parking spaces and a clubhouse. The property is approximately 93% let as at 30 November 2001. The total income for the first 11 months of 2001 and for the month of November 2001 was RMB57.3 million (approximately HK$54.1 million) and RMB5.2 million (approximately HK$4.9 million) respectively.

According to a valuation made by Knight Frank, an independent professional property valuer, the prevailing market value of Royal Pavilion as at 20 December 2001 was approximately HK$691,000,000. The valuation report will be included in the circular to be despatched to the shareholders of CITIC Pacific.

Condition

Completion of the acquisition of Ambest is conditional upon inter alia the following occurring on or before 1 March 2002 or such later date as may be agreed between the parties:

(a) the passing of an ordinary resolution by the Independent Shareholders of CITIC Pacific approving the terms of the Ambest Agreement;

(b) issuance of a PRC legal opinion in respect of Royal Pavilion and the shareholder's loan to Shanghai Super on terms satisfactory to CITIC Pacific;

(c) all approvals necessary for the sale under the Ambest Agreement being obtained to the satisfaction of CITIC Pacific; and

(d) the conditions to the Eldwin Agreement becoming satisfied or waived (other than the condition requiring the Ambest Agreement to become unconditional).

Completion

Completion of the Ambest Agreement will take place within ten business days after all the conditions have been satisfied or such other date as the parties may agree being not later than 30 June 2002.

REASONS FOR THE TRANSACTIONS

CITIC Pacific's long term objective remains to develop a large diversified business focusing on infrastructure and supported by property development.

The economy in Mainland China continues to maintain its steady growth and China's accession to the World Trade Organisation will be an added stimulus. The demand for grade A office space and high quality apartments in the Mainland, particularly in major commercial centres such as Shanghai, is very strong. It is projected that the rental income for grade A office and high quality apartments in Shanghai will continue to increase as evidenced by the growing trends experienced by the CITIC Square and the Royal Pavilion in the past two years. The Transactions represent an excellent business opportunity for the Group to participate in the property market in Shanghai, being one of the most important cities in Mainland China.

GENERAL

As CITIC HK holds approximately 28.87% of the existing issued share capital of CITIC Pacific and is therefore a connected person of CITIC Pacific, the Transactions constitute a connected transaction for CITIC Pacific under the Listing Rules and is subject to approval by the Independent Shareholders. CITIC HK and its associates who together hold approximately 28.87% of the existing issued share capital of CITIC Pacific have confirmed that they would abstain from voting on the Transactions at the EGM.

An independent board committee comprising Messrs. Hansen Loh Chung Hon and Willie Chang, being independent non-executive directors of CITIC Pacific, has been established for the purpose of considering the terms of the Transactions and giving recommendation to the Independent Shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise the independent board committee of CITIC Pacific in relation to the Transactions.

A circular containing, inter alia, details of the Transactions, the recommendation from the independent board committee of CITIC Pacific, the advice from the independent financial adviser, the independent valuation report on CITIC Square and Royal Pavilion and a notice of the EGM to approve the Transactions will be despatched to shareholders of CITIC Pacific as soon as practicable.

DEFINITIONS

"Ambest"	Ambest Company Limited, a company incorporated in Hong Kong
"Ambest Agreement"	the sale and purchase agreement dated 21 December 2001 entered into between CITIC Pacific and CITIC HK for the sale and purchase of Ambest
"associates"	as defined in the Listing Rules
"CITIC Square"	1168 Nanjing Xi Lu, Jingan District, Shanghai, PRC
"CITIC Square Co."	上海中信泰富廣場有限公司, the immediate holding company of CITIC Square as shown in the chart above
"CITIC HK"	China International Trust & Investment Corporation Hong Kong (Holdings) Limited (中國國際信托投資(香港集團)有限公司), a substantial shareholder of CITIC Pacific
"CITIC Pacific"	CITIC Pacific Limited (中信泰富有限公司)
"Completion"	completion of the Transactions
"connected person"	as defined in the Listing Rules
"Directors"	directors of CITIC Pacific
"EGM"	the extraordinary general meeting of CITIC Pacific to be convened for approving the Transactions
"Eldwin"	Eldwin Corporation, a company incorporated in the British Virgin Islands
"Eldwin Agreement"	the sale and purchase agreement dated 21 December 2001 entered into between CITIC Pacific and CITIC HK for the sale and purchase of Eldwin
"Group"	CITIC Pacific and its subsidiaries or, where the context so requires, any of them
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars
"Independent Shareholders"	the shareholders of CITIC Pacific other than CITIC HK and its associates (as such term is defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China excluding, for the purpose of this announcement, Hong Kong, Macau Special Administrative Region and Taiwan
"PRC JV Partner"	Shanghai Jingan City Trading Group Company 上海靜安城商貿總公司, which is a 10% shareholder of CITIC Square Co. as shown in the chart set out above and is an independent third party to CITIC Pacific
"RMB"	Renminbi
"Royal Pavilion"	688 Hua Shan Lu, Jingan District, Shanghai, PRC
"Shanghai Super"	上海雄華置業有限公司 (Shanghai Super Property Co., Ltd.), being the immediate holding company of Royal Pavilion as shown in the chart above
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	as defined in the Listing Rules
"Transactions"	the Eldwin Agreement and the Ambest Agreement

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 21 December 2001

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
Acquisition of Eldwin Corporation and Ambest Company Limited from China International Trust & Investment Corporation Hong Kong (Holdings) Limited

Independent Financial Adviser to the Independent Board Committee

COMMERZBANK

COMMERZBANK AG HONG KONG BRANCH

A letter from the Independent Board Committee is set out on page 13 of this circular. A letter from Commerzbank to the Independent Board Committee is set out on pages 14 to 19 of this circular.

A notice convening an extraordinary general meeting of CITIC Pacific Limited to be held at Taishan Room, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m on Friday, 18 January 2002 is set out on pages 32 to 33 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

2 January 2002

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Ambest Agreement"	the sale and purchase agreement dated 21 December 2001 entered into between CITIC Pacific and CITIC HK for the sale and purchase of Ambest
"Ambest"	Ambest Company Limited 安百有限公司, a company incorporated in Hong Kong
"associates"	as defined in the Listing Rules
"CITIC HK"	China International Trust & Investment Corporation Hong Kong (Holdings) Limited 中國國際信托投資(香港集團)有限公司, a substantial shareholder of CITIC Pacific
"CITIC Pacific" or the "Company"	CITIC Pacific Limited 中信泰富有限公司
"CITIC Square Co."	上海中信泰富廣場有限公司 (Shanghai CITIC Square Company Limited), the immediate holding company of CITIC Square as shown in the chart below
"CITIC Square"	中信泰富廣場 CITIC Square, situated at 1168 Nanjing Xi Lu, Jingan District, Shanghai, PRC
"Completion"	completion of the Transactions
"connected person"	as defined in the Listing Rules
"Directors"	directors of CITIC Pacific
"EGM"	the extraordinary general meeting of CITIC Pacific to be convened for approving the Transactions
"Eldwin Agreement"	the sale and purchase agreement dated 21 December 2001 entered into between CITIC Pacific and CITIC HK for the sale and purchase of Eldwin
"Eldwin"	Eldwin Corporation, a company incorporated in the British Virgin Islands
"Group"	CITIC Pacific and its subsidiaries or, where the context so requires, any of them
"HK$"	Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board comprising Mr. Hansen Loh Chung Hon and Mr. Willie Chang, who are independent non–executive Directors

"Independent Financial Adviser" or "Commerzbank"	Commerzbank AG Hong Kong Branch, a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee
"Independent Shareholders"	the shareholders of CITIC Pacific other than CITIC HK and its associates (as such term is defined in the Listing Rules)
"Latest Practicable Date"	21 December 2001, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC JV Partner"	上海靜安城商貿總公司 Shanghai Jingan City Trading Group Company, which is a 10% shareholder of CITIC Square Co. as shown in the chart set out below and is an independent third party to CITIC Pacific
"PRC"	the People's Republic of China excluding, for the purpose of this circular, Hong Kong, Macau Special Administrative Region and Taiwan
"RMB"	Renminbi
"Royal Pavilion"	華山公寓 Royal Pavilion, situated at 688 Hua Shan Lu, Jingan District, Shanghai, PRC
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Securities Ordinance"	Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Shanghai Super"	上海雄華置業有限公司 Shanghai Super Property Co., Ltd., being the immediate holding company of Royal Pavilion as shown in the chart below
"Share(s)"	share(s) of HK$0.40 each in the capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	as defined in the Listing Rules
"Transactions"	the Eldwin Agreement and the Ambest Agreement

"Valuer"	Knight Frank, an independent professional valuer
"%"	per cent.

(The exchange rate of Renminbi to Hong Kong dollars quoted in this circular adopts a rate of RMB1 equivalent to HK$0.94; the exchange rate of US dollars to Hong Kong dollars quoted in this circular adopts a rate of US$1 equivalent to HK$7.8)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

Directors:	*Registered Office:*
Larry Yung Chi Kin *(Chairman)*	32nd Floor, CITIC Tower
Henry Fan Hung Ling *(Managing Director)*	1 Tim Mei Avenue
Vernon Francis Moore *(Deputy Managing Director)*	Central
Peter Lee Chung Hing *(Deputy Managing Director)*	Hong Kong
Norman Yuen Kee Tong *(Deputy Managing Director)*	
Robert Ernest Adams *(Executive Director)*	
Zhang Yichen *(Executive Director)*	
Yao Jinrong *(Executive Director)*	
Chang Zhenming *(Executive Director)*	
Li Shilin *(Executive Director)*	
Carl Yung Ming Jie *(Executive Director)*	
Liu Jifu *(Executive Director)*	
** Willie Chang	
** Hamilton Ho Hau Hay	
** Alexander Reid Hamilton	
** Hansen Loh Chung Hon	
** Norman Ho Hau Chong	
** Chau Cham Son	
* André Desmarais	

* *Non-executive Director*
** *Independent non-executive Director*

2 January 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
Acquisition of Eldwin Corporation and Ambest Company Limited from China International Trust & Investment Corporation Hong Kong (Holdings) Limited

INTRODUCTION

On 21 December 2001, the Company entered into the Eldwin Agreement and the Ambest Agreement with CITIC HK in relation to the acquisition of Eldwin and Ambest. The Transactions

constitute connected transactions of the Company under the Listing Rules and are subject to approval by the Independent Shareholders at the EGM. Commerzbank AG Hong Kong Branch has been appointed as the independent financial adviser to advise the Independent Board Committee on the Transactions.

The purpose of this circular is to provide you with details of the Transactions and to seek your approval of the Transactions at the EGM.

DETAILS OF THE ELDWIN AGREEMENT

Date: 21 December 2001

Parties: CITIC HK as seller
CITIC Pacific as purchaser

Assets: the entire issued share capital of Eldwin; a shareholder's loan to Eldwin and a shareholder's loan to CITIC Square Co. advanced by CITIC HK. Eldwin owns a 79.998% attributable interest in CITIC Square Co., the holding company of CITIC Square.

Consideration

The aggregate consideration for the acquisition of Eldwin will be HK$2,020,000,000, as adjusted as described below, to be settled in cash on Completion.

CITIC Pacific may choose to acquire Eldwin with all or part of an existing banking facility granted to CITIC Square Co. or may elect to require CITIC HK to fully or partially repay such banking facility and to procure the other actual or attributable shareholders of CITIC Square Co. to fund their attributable share of the repayment. As at 20 December 2001, the aggregate principal and interest outstanding under the banking facility was US$80,380,178 (approximately HK$626,965,387). If CITIC Pacific chooses to acquire Eldwin with such banking facility, the total consideration payable to CITIC HK will be reduced accordingly by 79.998% (being CITIC HK's attributable share of the repayment) of the amount of the banking facility outstanding as at Completion.

As at 20 December 2001, the shareholder's loan advanced by CITIC HK to Eldwin was HK$1,299,261,954 and the shareholder's loan advanced by CITIC HK to CITIC Square Co. was HK$217,253,136. The shareholder's loan advanced by CITIC HK to CITIC Square Co. may increase by 79.998% of the amount of the banking facility being repaid on or before Completion if CITIC Pacific chooses not to acquire Eldwin with and to require CITIC HK to repay all or part of the existing banking facility granted to CITIC Square Co. as described above.

The aggregate consideration for the interest in Eldwin (including the shareholder's loans to Eldwin and CITIC Square Co.) has been arrived at after arm's length negotiations between the parties and on the basis of (i) a 1.3% discount to the valuation of CITIC Square (as described below) and (ii) the acquisition of an attributable 79.998% interest in CITIC Square. The consideration will be funded by CITIC Pacific out of its existing internal resources.

If the proforma consolidated net asset value before the shareholder's loans of Eldwin and CITIC Square Co. due to CITIC HK as at Completion (prepared on the basis that (i) such banking facility granted to CITIC Square Co. has been fully repaid; (ii) a valuation of HK$2,525,000,000 for CITIC Square) is less than HK$2,020,000,000, CITIC HK will reimburse CITIC Pacific the

difference on a dollar for dollar basis. If such proforma consolidated net asset value is more than HK$2,020,000,000, CITIC Pacific will pay CITIC HK the difference on a dollar for dollar basis, except that such amount will not exceed HK$30,000,000 (i.e. the total amount paid to CITIC HK as consideration and under this adjustment will not exceed HK$2,050,000,000).

The aggregate consideration for the acquisition of Eldwin is broken down into 3 elements: (i) for its acquisition of the shareholder's loan to Eldwin; (ii) for its acquisition of the shareholder's loan to CITIC Square Co.; and (iii) for the entire issued share capital of Eldwin, subject to adjustment in respect of the repayment of the banking facility as described above.

Shareholder's loan

The shareholder's loan from CITIC HK and Eldwin to CITIC Square Co. (which will be assigned to CITIC Pacific on Completion) comprises 79.998% of the outstanding shareholders' loans to CITIC Square Co. and will be pro rata to CITIC Pacific's attributable interest in CITIC Square Co.

In addition, as at 20 December 2001, CITIC HK has advanced to CITIC Square Co. on behalf of the PRC JV Partner a loan with principal in the amount of US$7,687,480 (approximately HK$59,962,344), which loan represents the PRC JV Partner's pro rata shareholder advance to CITIC Square Co. These arrangements will continue after Completion and the loan principal advanced by CITIC HK to CITIC Square Co. on behalf of the PRC JV Partner may increase to US$15,754,742 (approximately HK$122,886,988) if CITIC Pacific chooses not to acquire Eldwin with all the existing banking facility granted to CITIC Square Co. as described above, as the repayment of the existing banking facility may be funded out of additional loans from the actual or attributable shareholders of CITIC Square Co. in proportion to their attributable interests in CITIC Square Co.

Ownership structure and assets

The charts below show the structure of the ownership of CITIC Square prior to and after the Transactions.

Prior to the Transactions


CITIC HK
100%
Eldwin
(BVI)
Swire
Properties Limited
(HK)*
16.67%
83.33%
Join Resources
Limited
(HK)
PRC JV Partner
(PRC)*
60%
30%
10%
CITIC Square Co.
(PRC)
100%
CITIC Square

Immediately after the Transactions


CITIC Pacific
100%
Eldwin
(BVI)
Swire
Properties Limited
(HK)*
16.67%
83.33%
Join Resources
Limited
(HK)
PRC JV Partner
(PRC)*
60%
30%
10%
CITIC Square Co.
(PRC)
100%
CITIC Square

* *independent third parties*

Information on Eldwin and CITIC Square

For the year ended 31 December 1999, the pro forma consolidated net loss attributable to shareholders before and after taxation of Eldwin was approximately HK$9,596,000. For the year ended 31 December 2000, the pro forma consolidated net loss attributable to shareholders before and after taxation of Eldwin was approximately HK$29,208,000. As at 31 December 2000, the pro forma consolidated net assets of Eldwin was approximately HK$28,523,000.

CITIC Square is situated at 1168 Nanjing Xi Lu, Jingan District, Shanghai (上海市靜安區南京西路1168號). Jingan District is one of the most prestigious commercial areas in Shanghai. CITIC Square, was completed in June 2000 comprising a shopping centre with approximately 34,361 m^2, a grade-A office space with approximately 71,290 m^2 with 38 storeys and a 378-space underground car park. CITIC Square Co. has obtained the relevant property and land ownership certificate in respect of CITIC Square for the period from 10 February 1994 to 9 February 2044. There are no existing encumbrances in relation to CITIC Square.

The office space was approximately 94% let as at 30 November 2001. The shopping mall was approximately 91% let as at 30 November 2001. The total income for the first 11 months of 2001 and the month of November 2001 was approximately RMB141.2 million (approximately HK$133.2 million) and approximately RMB13.9 million (approximately HK$13.11 million) respectively.

According to a valuation made by the Valuer, the prevailing market value of CITIC Square as at 20 December 2001 was HK$2,559,000,000. The Valuer's report in respect of CITIC Square is set out on pages 20 to 24 of this circular.

Condition

Completion of the acquisition of Eldwin is conditional upon inter alia the following occurring on or before 1 March 2002 or such later date as may be agreed between the parties:

(a) the passing of an ordinary resolution by the Independent Shareholders of CITIC Pacific approving the terms of the Eldwin Agreement;

(b) issuance of a PRC legal opinion in respect of the CITIC Square and the shareholder's loan to CITIC Square Co. on terms satisfactory to CITIC Pacific;

(c) all approvals necessary for the sale under the Eldwin Agreement being obtained to the satisfaction of CITIC Pacific; and

(d) the conditions to the Ambest Agreement becoming satisfied or waived (other than the condition requiring the Eldwin Agreement to become unconditional).

Completion

Completion of the Eldwin Agreement will take place within ten business days after all the conditions have been satisfied or such other date as the parties may agree, being not later than 30 June 2002.

DETAILS OF THE AMBEST AGREEMENT

Date: 21 December 2001

Parties: CITIC HK as seller
CITIC Pacific as purchaser

Assets: the entire issued share capital of Ambest; a shareholder's loan advanced by CITIC HK to Ambest and a shareholder's loan advanced by CITIC HK to Shanghai Super. Ambest owns the entire interest of Shanghai Super, the holding company of Royal Pavilion.

Consideration

The aggregate consideration for the acquisition of Ambest will be HK$682,000,000, as adjusted as described below, to be settled in cash on Completion.

CITIC Pacific may choose to acquire Ambest with all or part of the existing banking facilities granted to Shanghai Super or may elect to require CITIC HK to fully or partially repay such banking facilities. As at 20 December 2001, the principal and interest outstanding under such banking facilities was US$35,331,452 (approximately HK$275,585,324) and RMB55,000,000 (approximately HK$52,358,491). If CITIC Pacific chooses to acquire Ambest with such banking facilities, the consideration payable to CITIC HK will be reduced by the amount of the banking facilities outstanding as at Completion.

As at 20 December 2001, the shareholder's loan to Ambest was HK$284,945,240 and the shareholder's loan advanced by CITIC HK to Shanghai Super was HK$56,096,660. The shareholder's loan to Shanghai Super may increase by the amount of the banking facilities being repaid on or before Completion if CITIC Pacific chooses not to acquire Ambest with and to require CITIC HK to repay all or part of the existing banking facilities granted to Shanghai Super as described above.

The aggregate consideration for the interest in Ambest (including the shareholder's loans to Ambest and Shanghai Super) has been arrived at after arm's length negotiations between the parties and on the basis of a 1.3% discount to the valuation of Royal Pavilion (as described below). The consideration will be funded by CITIC Pacific out of its existing internal resources.

If the proforma consolidated net asset value before the shareholder's loans of Ambest and Shanghai Super due to CITIC HK as at Completion (prepared on the basis that (i) all such banking facilities have been fully repaid; (ii) a valuation of HK$682,000,000 for Royal Pavilion) is less than HK$682,000,000, CITIC HK will reimburse CITIC Pacific the difference on a dollar for dollar basis. If such proforma consolidated net asset value is more than HK$682,000,000, CITIC Pacific will pay CITIC HK the difference on a dollar for dollar basis, except that such amount will not exceed HK$38,000,000 (i.e. the total amount payable will not exceed HK$720,000,000).

The aggregate consideration for the acquisition of Ambest is broken down into 3 elements: (i) for its acquisition of the shareholder's loan to Ambest; (ii) for its acquisition of the shareholder's loan to Shanghai Super; and (iii) for the entire issued share capital of Ambest, subject to adjustment in respect of the repayment of banking facilities described above.

Ownership structure and assets

The charts below show the structure of the ownership of Royal Pavilion prior to and after the Transactions.

Prior to the Transactions

CITIC HK

| 100%

Ambest
(HK)

| 100%

Shanghai Super
(PRC)

| 100%

Royal Pavilion

Immediately after the Transactions

CITIC Pacific

| 100%

Ambest
(HK)

| 100%

Shanghai Super
(PRC)

| 100%

Royal Pavilion

Information on Ambest and Royal Pavilion

For the year ended 31 December 1999, the pro forma consolidated net profit attributable to shareholders before and after taxation of Ambest was approximately HK$16,960,000. For the year ended 31 December 2000, the pro forma consolidated net profit attributable to shareholders before and after taxation of Ambest was approximately HK$11,579,000. For the years ended 31 December 1999 and 31 December 2000 respectively, Ambest was not subject to profits tax. As at 31 December 2000, the pro forma consolidated net assets of Ambest was approximately HK$39,708,000.

Royal Pavilion, a luxurious service apartment development situated at 688 Hua Shan Lu, Jingan District in Shanghai (上海市靜安區華山路688號), is close to Nanjing Xi Lu and the exclusive Huaihai Lu shopping areas and a mere 13.5 km from Hongqiao International Airport. Shanghai Super has obtained the relevant property and land ownership certificate in respect of Royal Pavilion for the period from 10 July 1993 to 9 July 2063. There are no existing encumbrances in relation to Royal Pavilion.

The property was completed in August 1998 with a gross floor area of 34,743 m^2. It comprises two 39-storey towers with a total of 148 three-bedroom or four-bedroom residential units, 178 car parking spaces and a clubhouse. The property is approximately 93% let as at 30 November 2001. The total income for the first 11 months of 2001 and for the month of November 2001 was approximately RMB57.3 million (approximately HK$54.1 million) and approximately RMB5.2 million (approximately HK$4.9 million) respectively.

According to a valuation made by the Valuer, the prevailing market value of Royal Pavilion as at 20 December 2001 was HK$691,000,000. The Valuer's report in respect of Royal Pavilion is set out on pages 20 to 24 of this circular.

Condition

Completion of the acquisition of Ambest is conditional upon inter alia the following occurring on or before 1 March 2002 or such later date as may be agreed between the parties:

(a) the passing of an ordinary resolution by the Independent Shareholders of CITIC Pacific approving the terms of the Ambest Agreement;

(b) issuance of a PRC legal opinion in respect of Royal Pavilion and the shareholder's loan to Shanghai Super on terms satisfactory to CITIC Pacific;

(c) all approvals necessary for the sale under the Ambest Agreement being obtained to the satisfaction of CITIC Pacific; and

(d) the conditions to the Eldwin Agreement becoming satisfied or waived (other than the condition requiring the Ambest Agreement to become unconditional).

Completion

Completion of the Ambest Agreement will take place within ten business days after all the conditions have been satisfied or such other date as the parties may agree being not later than 30 June 2002.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

CITIC Pacific's long term objective remains to develop a large diversified business focusing on infrastructure and supported by property development.

The economy in Mainland China continues to maintain its steady growth and China's accession to the World Trade Organisation will be an added stimulus. The demand for grade A office space and high quality apartments in the Mainland, particularly in major commercial centres such as Shanghai, is very strong. It is projected that the rental income for grade A office and high quality apartments in Shanghai will continue to increase as evidenced by the growing trends experienced by the CITIC Square and the Royal Pavilion in the past two years. The Transactions represent an excellent business opportunity for the Group to participate in the property market in Shanghai, being one of the most important cities in Mainland China.

CONNECTION BETWEEN THE PARTIES

As CITIC HK holds approximately 28.87% of the existing issued share capital of CITIC Pacific and is therefore a connected person of CITIC Pacific, the Transactions constitute a connected transaction for CITIC Pacific under the Listing Rules and is subject to approval by the Independent Shareholders. CITIC HK and its associates who together hold approximately 28.87% of the existing issued share capital of CITIC Pacific have confirmed that they would abstain from voting on the Transactions at the EGM.

EXTRAORDINARY GENERAL MEETING

Set out on pages 32 to 33 of this circular is a notice convening the EGM to be held at Taishan Room, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m. on Friday, 18 January, 2002 for the purpose of considering and , if thought fit, passing the resolution set out therein.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

RECOMMENDATION

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Transactions. The Independent Financial Adviser has been appointed to advise the Independent Board Committee in this respect.

The Independent Board Committee, having taken into account the advice of the Independent Financial Adviser, is of the opinion that the terms of the Transactions are fair and reasonable so far as the Independent Shareholders are concerned and accordingly, recommends that the Independent Shareholders vote in favour of the ordinary resolution regarding the Transactions set out in the notice of EGM at the end of this circular.

The letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee is set out on pages 14 to 19 of this circular. The letter from the Independent Board Committee to the Independent Shareholders containing its recommendation is set out on page 13 of this circular.

ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and the Independent Financial Adviser, the valuation of CITIC Square and Royal Pavilion set out in Appendix I to this circular and the general information set out in Appendix II to this circular.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

2 January 2002

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
Acquisition of Eldwin and Ambest

We have been appointed as the Independent Board Committee to advise you in connection with the Transactions, details of which are set out in the letter from the Board contained in the circular to the shareholders of the Company dated 2 January 2002 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Commerzbank has been appointed as the independent financial adviser to consider and advise the Independent Board Committee on the terms of the Transactions.

Having considered the terms of the Transactions and the principal factors, reasons and opinion of the Independent Financial Adviser in relation thereto as set out on pages 14 to 19 of the Circular, we are of the opinion that the terms of the Transactions are fair and reasonable so far as the Independent Shareholders are concerned. We therefore recommend that you vote in favour of the ordinary resolution to be proposed at the EGM to approve the Transactions. Your attention is drawn to the letter from the Board and the letter from the Independent Financial Adviser set out in the Circular.

Yours faithfully,
For and on behalf of the
Independent Board Committee
Hansen Loh Chung Hon *Director*
Willie Chang *Director*

The following is the text of a letter prepared by the Independent Financial Adviser for the purposes of inclusion in this circular:

COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)
HONG KONG BRANCH
G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central
telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

2 January 2002

The Independent Board Committee
CITIC Pacific Limited
32/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Dear Gentlemen,

CONNECTED TRANSACTIONS

We have been appointed as the independent financial adviser to the Independent Board Committee in relation to the Transactions. Details of which are contained in the circular dated 2 January 2002 (the "Circular") to the Independent Shareholders, of which this letter forms part. The expressions used here shall have the same meanings as defined in the Circular unless the context otherwise requires. For purposes of illustration, where amounts in RMB have been translated into HK$ at the exchange rate of RMB1 equivalent to HK$0.94 and amounts in US dollars have been translated into HK$ at the exchange rate of US$1 equivalent to HK$7.8.

CITIC HK, being the seller of the Transactions, is a connected person of CITIC Pacific as CITIC HK is a substantial shareholder of CITIC Pacific together with its associates holding approximately 28.87% of the existing issued share capital of CITIC Pacific. In view of this, the Transactions constitute connected transactions of CITIC Pacific for the purpose of the Listing Rules which requires the approval of the Independent Shareholders. The Independent Board Committee has been established to consider the terms of the Transactions and to advise the Independent Shareholders in relation to these Transactions. We have been appointed by the Independent Board Committee in this connection.

Our role as the independent financial adviser to the Independent Board Committee is to give our opinion as to whether the terms of the Transactions are fair and reasonable and whether the connected transactions are in the interests of the Group and the Independent Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by CITIC Pacific. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. We have also relied on the representations of the Directors that having made all due enquiries and careful decisions, and to the best of their knowledge and belief, there are no other facts or representations, the omission of which would make any statement contained in the Circular, including

this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by the Directors, and for which they are wholly responsible, are true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the terms of the Transactions and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Directors, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Transactions, we have considered the following principal factors:

1. Structure of the Transactions

Pursuant to the two sale and purchase agreements, namely the Eldwin Agreement and Ambest Agreement, separately entered into between CITIC Pacific and CITIC HK as at 21 December 2001, CITIC Pacific has agreed to acquire Eldwin for HK$2,020,000,000 and Ambest for HK$682,000,000 both from CITIC HK subject to the conditions precedent to Completion.

Pursuant to the Eldwin Agreement, CITIC Pacific will pay CITIC HK a total consideration of HK$2,020,000,000 for acquisition of (1) the entire issued share capital of Eldwin which owns a 79.998% attributable interest in CITIC Square Co., the holding company of CITIC Square; (2) a shareholder's loan advanced by CITIC HK to Eldwin of HK$1,299,261,954; and (3) a shareholder's loan advanced by CITIC HK to CITIC Square Co. of HK$217,253,136 which may increase by 79.998% of the amount being repaid for all or part of the banking facility indebted by CITIC Square Co. on or before Completion if CITIC Pacific chooses not to acquire Eldwin with such banking facility outstanding as at Completion.

Similarly, under the Ambest Agreement, CITIC Pacific will pay CITIC HK a total consideration of HK$682,000,000 for acquisition of (1) the entire issued share capital of Ambest which owns the entire interest of Shanghai Super, the holding company of Royal Pavilion; (2) a shareholder's loan advanced by CITIC HK to Ambest of HK$284,945,240; and (3) a shareholder's loan advanced by CITIC HK to Shanghai Super of HK$56,096,660 which may increase by the amount being repaid for all or part of the banking facilities indebted by Shanghai Super on or before Completion if CITIC Pacific chooses not to acquire Ambest with such banking facilities outstanding as at Completion.

We have reviewed and relied on the related documents and legal opinions provided by the PRC legal counsel appointed by CITIC Square Co. and Shanghai Super regarding the legality, validity and status of titles in relation to the land use rights and property rights of CITIC Square and Royal Pavilion held by CITIC Square Co. and Shanghai Super respectively. In our opinion, the legal and operating structures of the interests held by Eldwin and Ambest in CITIC Square Co. and Shanghai Super respectively after Completion of the Transactions remain viable within the PRC environment.

2. Reasons for the Transactions

We note that the reasons for the Transactions as set out under the section headed "Reasons for and Benefits of the Transactions" in the Letter from the Board are, firstly, CITIC Pacific has a long term objective to develop a large diversified business focusing on infrastructure and supported by property development. Secondly, the Directors believe that the economy in Mainland China continues to maintain its steady growth and China's accession to the World Trade Organisation (the "WTO") would translate into an added stimulus for the property development in Mainland China. Thirdly, in light of the rising trend of demand for Grade A office space, prime retail locations and high quality apartments in Shanghai, being one of the most important cities in Mainland China, the Directors consider that the Transactions represent excellent business opportunities for the Group to pursue.

With respect to the impressive Gross Domestic Production growth of 7% and the recent entry into the WTO, we anticipate that China will continue to have a strong economic outlook. In anticipation of this economy growth, we are of the view that foreign investment in China is expected to rise further, particularly in Shanghai. With reference to the Shanghai property market, the Grade A office has experienced a strong demand in the third quarter of 2001 as evidenced by the take-up of 39,000 square meters in Lujiazui and Central Puxi. Market research forecasts that the rent of Grade A office will increase of approximately 5-7% over the next 12 months, in particular, in the areas of Lujiazui and Central Puxi surrounding Nanjing Road and Huaihai Road. In respect of the high quality apartment market, it has already shown signs of rebound for the past five consecutive quarters and is expected to continue with both rent and selling price following suit. Having reviewed the recent property market development in Mainland China and the potential growth of Grade A office and high quality apartment demand in Shanghai as stated above, we concur with the Directors' view that this is the appropriate time to participate in the Shanghai property market and the investment is in line with the Group's long term business development objective.

Having considered the underlying assets acquired in the Transactions, both CITIC Square and Royal Pavilion have completed construction and have leased over 90% of the floor area, we are of the view that the Transactions will provide the Group with an immediate return on rental income on the absence of construction risk and gain a time to the Shanghai property market capturing the increasing demand. In this connection, we are of the view that the Transactions will provide good earnings potential to the Group in the foreseeable future. In this context, from the point of view of the Group and its Shareholders with reference to the above reasons for the Transactions, we concur with the Directors that the Transactions are fair, reasonable and in the interests to the Group and the Independent Shareholders as a whole.

3. The Considerations

Pursuant to the Eldwin Agreement, the total consideration will be HK$2,020,000,000 for acquisition of the entire issued share capital of Eldwin which owns a 79.998% attributable interest in CITIC Square Co., the holding company of CITIC Square; a shareholder's loan advanced by CITIC HK to Eldwin of HK$1,299,261,954; and a shareholder's loan advanced by CITIC HK to CITIC Square Co. of HK$217,253,136. The total consideration is subject to a potential downward adjustment at the discretion of CITIC Pacific arising from the non-repayment of the banking facility indebted by CITIC Square Co. on or before Completion. The total consideration was determined after arm's length negotiations between CITIC Pacific and CITIC HK. In determining the consideration of HK$2,020,000,000, reference was made to the value of HK$2,559,000,000 for CITIC Square as indicated in the valuation report of Knight Frank. On this basis, the value of CITIC Square attributable to Eldwin is approximately HK$2,047,148,820. In other words, the consideration payable by CITIC Pacific under the Eldwin Agreement to CITIC HK is approximately 1.3% discount to the market valuation.

It is stated in the Letter from the Board that a proforma consolidated net asset value adjustment mechanism is provided to safeguard the value of total consideration paid by CITIC Pacific to CITIC HK for the acquisition of Eldwin. If the proforma consolidated net asset value before the loans advanced by CITIC HK to Eldwin and CITIC Square Co. on the assumption that the banking facility has been fully repaid as at Completion and taking into account the value of CITIC Square of HK$2,525,000,000 is less than HK$2,020,000,000, CITIC HK will reimburse CITIC Pacific the difference on a dollar for dollar basis. Vice versa, where the proforma consolidated net asset value on the same basis is more than HK$2,020,000,000, CITIC Pacific will pay CITIC HK the difference on a dollar for dollar basis with a limit of not exceeding HK$30,000,000 such that the total amount paid to CITIC HK as consideration with the adjustment will not exceed HK$2,050,000,000.

Similarly, pursuant to the Ambest Agreement, the total consideration will be HK$682,000,000 for the acquisition of the entire issued share capital of Ambest which owns the entire interest of Shanghai Super, the holding company of Royal Pavilion; a shareholder's loan advanced by CITIC HK to Ambest of HK$284,945,240; and a shareholder's loan advanced by CITIC HK to Shanghai Super of HK$56,096,660. The total consideration is subject to a potential downward adjustment at the discretion of CITIC Pacific arising from the non-repayment of the banking facilities indebted by Shanghai Super on or before Completion. The total consideration has been arrived at after arm's length negotiations between CITIC Pacific and CITIC HK. In determining the consideration of HK$682,000,000, reference was made to the value of HK$691,000,000 for Royal Pavilion as indicated in the valuation report of Knight Frank. In other words, the consideration payable by CITIC Pacific under the Ambest Agreement to CITIC HK is approximately 1.3% discount to the market valuation.

It is stated in the Letter from the Board that a proforma consolidated net asset value adjustment mechanism is provided to safeguard the value of total consideration paid by CITIC Pacific to CITIC HK for the acquisition of Ambest. If the proforma consolidated net asset value before the loans advanced by CITIC HK to Ambest and Shanghai Super on the assumption that the banking facilities have been fully repaid as at Completion and taking into account the value of Royal Pavilion of HK$682,000,000 is less than HK$682,000,000, CITIC HK will reimburse CITIC Pacific the difference on a dollar for dollar basis. Vice versa, where the proforma consolidated net asset value on the same basis is more than HK$682,000,000, CITIC Pacific will pay CITIC HK the difference on a dollar for dollar basis with a limit of not exceeding HK$38,000,000 such that the total amount paid to CITIC HK as consideration with the adjustment will not exceed HK$720,000,000.

To assess whether the considerations are fair and reasonable to the Group, we have reviewed and relied on the market valuation made by Knight Frank, an independent professional property valuer, and have overviewed and assessed the quality and the earnings potential of the underlying assets acquired pursuant to the Transactions. We are of the opinion that the valuations are derived from fair and reasonable assumptions. Therefore, the considerations payable by CITIC Pacific pursuant to the Transactions determined with reference to the market valuations are fair and reasonable and are on normal commercial practices.

According to the valuation made by Knight Frank, which forms part of the Circular, the prevailing market values of CITIC Square and Royal Pavilion as at 20 December 2001 were HK$2,559,000,000 and HK$691,000,000 respectively. On this basis, both considerations payable for the acquisition of 79.998% attributable interest in CITIC Square of HK$2,020,000,000 and 100% interest in Royal Pavilion of HK$682,000,000 represent an approximately 1.3% discount to the respective prevailing market valuations.

It is stated in the Letter from the Board that CITIC Square was completed in June 2000 mainly comprising a shopping centre and a Grade A office building of 38-storey located at Nanjing Xi Lu of Jingan District which is one of the most prestigious commercial areas in Shanghai. The office space was approximately 94% let as at 30 November 2001. We have overviewed the office tenants of CITIC Square and are of the opinion that most of tenants are prominent companies including reputable multinational companies. As for Royal Pavilion, it was completed in August 1998 mainly comprising two 39-storey towers located at Hua Shan Lu of Jingan District at the vicinity of 5-star hotels, consulates and elite schools. The property was approximately 93% let as at 30 November 2001. We have also overviewed the premise tenants of Royal Pavilion and found that majority tenants are from the prominent multinational companies. As a result, we are of the view that the underlying assets are good in quality.

In making our analysis on the earnings potential of the underlying assets, we have reviewed and assessed the earnings forecasts of CITIC Square Co. and Shanghai Super as provided by the Directors. The projected gross yields for the year ending 2002, being the rental income and management fee over the valuations with reference to the considerations payable by CITIC Pacific, are approximately 7.1% for CITIC Square Co. and 10.0% for Shanghai Super. In forming our opinion, we have also reviewed and analysed the prospect and outlook of the property industry in Shanghai and the capital growth potential of the underlying assets acquired in the Transactions in the above context. As market benchmarks for the third quarter of 2001, Shanghai Grade A office buildings provide an average gross yield of 7.3% for the Central Puxi areas surrounding Nanjing Road and Huaihai Road. Shanghai high quality service apartments also provide an average gross yield of 10%. In our opinion, the projected earnings of CITIC Square Co. and Shanghai Super are in line with market benchmarks of the property market in Shanghai.

On the basis of the above assessment, relying on the expert opinion rendered by Knight Frank as the independent professional property valuer and taking into account the quality of the underlying assets and the earnings potential of the acquired assets, we are of the opinion that the considerations payable for the Transactions are fair and reasonable to the Group and the Independent Shareholders as a whole and are on normal commercial terms.

4. Payments of Consideration

Pursuant to the terms of the Eldwin Agreement and Ambest Agreement, the considerations will be settled in cash which will be funded out of available internal resources of the Group. We are of the view that the payments of consideration for the Transactions are fair and reasonable and are on normal commercial terms.

5. **Estimated financial impact on the Group**

The proforma gearing, being net debt (total debt including short and long term loans, notes and bonds less cash and bank deposits) to total capital (shareholders' funds plus unimpaired goodwill written off to reserves plus net debt), of the Group as at 30 June 2001 after the Transactions will increase from 21% to 24% and the impact on net asset value is immaterial. After the Transactions, the Group can still maintain sufficient working capital. On this basis, we concur with the Directors that there will be no material adverse effect on the financial position of the Group.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, we consider that the Transactions are in the interests of the Group and the terms thereof are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution at the EGM.

Yours faithfully,
For and on behalf of
Commerzbank AG
Hong Kong Branch

Johnson Fu
Senior Vice President
Regional Head of Corporate Finance

Flora Chan
Vice President
Corporate Finance – M&A Advisory

The following is the text of a report prepared by the Valuer for the purposes of inclusion in this circular:

Knight Frank
簡福飴測量行

32nd Floor, AIA Tower
183 Electric Road
North Point
Hong Kong

The Directors
CITIC Pacific Limited
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

2nd January, 2002

Dear Sirs,

In accordance with the instructions from CITIC Pacific Limited (the "Company") for us to value the properties in the People's Republic of China (the "PRC") as listed in the attached summary of valuation, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such properties as at 20th December, 2001.

Our valuation of each property represents its open market value which we would define as meaning "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:–

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the owners sell the properties on the open market without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to increase the value of the properties.

We have valued the properties by making reference to comparable sales evidence as available in the market and where appropriate on the basis of capitalization of the net income shown on schedules handed to us. We have allowed for outgoings and in appropriate cases, made provisions for reversionary income potential.

We have been provided with copies of extracts of title documents relating to the properties. However, we have not inspected the original documents to verify ownership or to ascertain the existence of any amendments which may not appear on the copies handed to us. We have relied on the information given by the Company and its legal adviser on the PRC laws, Jingtian & Gongcheng, regarding the titles to the properties.

We have relied to a considerable extent on the information provided by the Company and the legal opinion of the Company's PRC legal adviser on the PRC laws and have accepted advice given to us by the Company on such matters as statutory notices, easements, tenure, particulars of occupancy, site and floor areas and all other relevant matters. All documents and leases have been used as reference only and all dimensions, measurements and areas are only approximations. We have no reason to doubt the truth and accuracy of the information provided to us by the Company which is material to the valuation. We are also advised by the Company that no material facts have been omitted from the information provided.

We have inspected the exterior of the properties. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report as to whether the properties are or are not free from rot, infestation or any other defects. No tests were carried out on any of the services.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

In the course of our valuation, the exchange rates adopted are approximately US$1 = HK$7.8 and RMB1 = HK$0.94, which were the approximate exchange rate prevailing as at the date of valuation.

We enclose herewith our summary of valuation and valuation certificate.

Yours faithfully,
For and on behalf of
KNIGHT FRANK
C.K. Lau
AHKIS MRICS RPS(GP)
Director

Note: Mr. C.K. Lau, who is an associate member of the Hong Kong Institute of Surveyors, a member of the Royal Institution of Chartered Surveyors and a Registered Professional Surveyor in General Practice, has over eight years of post-qualification experience in valuing properties in Hong Kong and the PRC.

SUMMARY OF VALUATION

	Property	Open market value in existing state as at 20th December, 2001
1.	Royal Pavilion, 688 Hua Shan Lu Jingan District, Shanghai, the PRC	HK$691,000,000
2.	CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	HK$2,559,000,000
	Total:	HK$3,250,000,000

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 20th December, 2001
1.	Royal Pavilion, 688 Hua Shan Lu, Jingan District, Shanghai, the PRC	The property comprises a luxury residential development erected on a site with an area of approximately 8,798 sq.m. (94,701 sq.ft.). The development accommodates 148 units in two 39-storey residential blocks, 178 carparking spaces and a clubhouse accommodating a wide range of recreational facilities such as swimming pool, gymnasium, tennis court etc. The development was completed in about 1998. The total gross floor area of the property (excluding the carparking spaces) is approximately 34,743 sq.m. (373,970 sq.ft.). The land use rights of the property have been granted for a term of 70 years from 10th July, 1993.	Except for approximately 2,553 sq.m. (27,480 sq.ft.) which are vacant, the property is subject to various tenancies with the latest one expiring in October 2003 at a total rent of approximately US$556,700 per month exclusive of other incomes & management fee.	HK$691,000,000

Notes: (1) Pursuant to the Realty Title Certificate No. 003963 issued by the Shanghai Building and Land Administrative Bureau on 23rd August, 1999, the property is held by 上海雄華置業有限公司(Shanghai Super Property Co., Ltd.) (referred to as "Shanghai Super") for a term commencing on 10th July, 1993 and expiring on 9th July, 2063 for residential use.

(2) The opinion of the Company's legal adviser on the PRC laws states, inter-alia, that:

(i) Shanghai Super is the legal owner to the property;

(ii) Shanghai Super is entitled to freely transfer, let, charge or otherwise dispose of the property;

(iii) Shanghai Super has paid all land premium and other relevant costs;

(iv) The property is free from any mortgage, charge, option, pre-emption rights, lien or any agreements causing the aforesaid.

(3) The status of the title and grant of major approvals and licences in accordance with the information provided by the Company and the aforesaid legal opinion are as follows:–

Realty Title Certificate	Yes
Contract for Grant of State-owned Land Use Rights	Yes

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 20th December, 2001
2.	CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	The property is a comprehensive development (accommodating commercial units, office units and entertainment facilities) erected on a site with an area of approximately 14,476 sq.m. (155,818 sq.ft.). The development comprises a 38-storey office tower erected over a 5-storey (excluding 1 basement commercial floor and 2 basement carparking floors) commercial podium. The property was completed in 2000. The total gross floor area of the property (excluding the carparking spaces) is approximately 105,651 sq.m. (1,137,217 sq.ft.). In addition, 378 carparking spaces are provided within the development. The land use rights of the property have been granted for a term of 50 years from 10th February, 1994.	Except for approximately 3,128 sq.m. (33,669 sq.ft.) retail spaces and 4,428 sq.m. (47,663 sq.ft.) office spaces which are vacant, the property is subject to various tenancies with the latest one expiring in October 2020 at a total rent of approximately US$1,305,000 per month exclusive of other incomes & management fee. The total income from the carparks for the period January to November 2001 was approximately RMB1,900,000.	HK$2,559,000,000

Notes : (1) Pursuant to the Certificate for State-owned Land Use Rights issued by Shanghai Building and Land Administrative Bureau on 18th May, 1995, the land use rights to the property is held by 上海中信泰富廣場有限公司 (referred to as "CITIC Square Co."), formerly known as Shanghai Zenith Property Co., Ltd. (上海雄元房地產有限公司) for a term commencing on 10th February, 1994 and expiring on 9th February, 2044 for composite (commercial, office, entertainment, recreation) uses.

(2) Pursuant to the Realty Title Certificate No. 007941 issued by Shanghai Building and Land Administrative Bureau on 5th December, 2000, the property is held by CITIC Square Co.

(3) The opinion of the Company's legal adviser on the PRC laws states, inter-alia, that:

(i) CITIC Square Co. is the legal owner to the property;

(ii) CITIC Square Co. is entitled to freely transfer, let, charge or otherwise dispose of the property;

(iii) CITIC Square Co. has paid all land premium and other relevant costs;

(iv) The property is free from any mortgage, charge, option, pre-emption rights, lien or any agreements causing the aforesaid.

(4) The status of the title and grant of major approvals and licences in accordance with the information provided by the Company and the aforesaid legal opinion are as follows:–

Certificate for State-owned Land Use Rights	Yes
Realty Title Certificate	Yes
Contract for Grant of State-owned Land Use Rights	Yes

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors and the Company's chief executives in the equity or debt securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, or which were recorded in the register required to be kept under section 29 of the SDI Ordinance, were as follows:

	Number of Shares				
	Personal interests	Corporate interests	Family interests	Other interests	Total
CITIC Pacific Limited					
Larry Yung Chi Kin	–	400,381,000	–	–	400,381,000
Henry Fan Hung Ling	–	43,000,000	–	–	43,000,000
Vernon Francis Moore	–	–	–	3,200,000 *(Note 1)*	3,200,000
Peter Lee Chung Hing	500,000	–	–	–	500,000
Norman Yuen Kee Tong	33,000	–	–	–	33,000
Robert Ernest Adams	550,000	–	–	–	550,000
Liu Jifu	40,000	–	–	–	40,000
Hansen Loh Chung Hon	1,050,000	500,000 *(Note 2)*	500,000 *(Note 2)*	–	1,550,000
André Desmarais	13,800	100,305,000	–	–	100,318,800 *(Note 3)*
Cathay Pacific Airways Limited					
Hansen Loh Chung Hon	450,000	–	–	–	450,000

Note 1: Deemed interests held by the relevant Director and his family as contingent beneficiaries of a discretionary trust.

Note 2: The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.

Note 3: In addition to the aforesaid, the relevant Director is also one of the trustees of a Canadian discretionary trust which controls Canadian companies which own 24,000 shares of the Company.

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the Company's chief executives, had, under section 28 of the SDI Ordinance, nor were they taken to or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) or any interests which are required to be entered into the register kept by the Company pursuant to section 29 of the SDI Ordinance or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

(c) Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company or his/her respective associate(s)) who, as at the Latest Practicable Date, was directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or in any options in respect of such share capital:

Name	**Number of Shares**	**Percentage of issued share capital**
China International Trust and Investment Corporation ("CITIC Beijing")	632,134,285	28.87%
CITIC HK	632,134,285	28.87%
Heedon Corporation	496,386,285	22.67%
Honpville Corporation	310,988,221	14.20%
Rockhampton Investments Limited	292,000,000	13.33%
Bloomfield Enterprises Corp.	292,000,000	13.33%
Earnplex Corporation	292,000,000	13.33%

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies by virtue of section 8(2) of the SDI Ordinance as follows:

Name of Subsidiary Companies of CITIC HK	**Number of Shares**	**Percentage of issued share capital**
Affluence Limited	43,266,000	1.98%
Winton Corp.	30,718,000	1.40%
Westminster Investment Inc.	101,960,000	4.66%
Jetway Corp.	20,462,000	0.93%
Cordia Corporation	32,258,064	1.47%
Honpville Corporation	310,988,221	14.20%
Hainsworth Limited	82,482,000	3.77%
Southpoint Enterprises Inc.	10,000,000	0.46%

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Rockhampton Investments Limited is a wholly owned subsidiary company of Bloomfield Enterprises Corp., which in turn is a wholly owned subsidiary company of Earnplex Corporation. Accordingly, the interests of Earnplex Corporation duplicate the interests in the Company of its direct and indirect subsidiary companies as described above.

(d) Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company or his/her respective associate(s)) who, as at the Latest Practicable Date, was directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the following subsidiaries of the Company or in any options in respect of such share capital:

Name of subsidiary	**Name of shareholder**	**Percentage of issued share capital**
Adwood Company Limited	Silverstone Assets Limited	30%
Art's Tailors, Limited	Mr. Kwan Wah	29%
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30%
Dah Chong MAN Motors Limited	Mr. Karl Heinz Laban	20%
Tailake Investment & Development Company Limited	Wuxi Foreign Trade Corporation	33.33%
Triangle–Isuzu Motors Limited	Isuzu Motors Limited	40%

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Hang Shun Fat Company, Limited	Honorway Investments Limited	11.8%
	Wideland Investors Limited	11.8%
	Mr. Leung Kau Kui, deceased	11.8%
Wah Luen Fung Company, Limited	Bethlehem Management Limited	15%
	Wideland Investors Limited	15%
Ko Lok Investment Company, Limited	Bethlehem Management Limited	40%
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875%
DAS Nordisk Limited	Nordisk Aviation Products Asia Limited	30%
Mainstream Holdings Limited	IBP Caribbean Inc.	45%
Regal Heights Limited	Perdue Farms Incorporated	40%
Wing Luen Packaging Limited	Mr. Har Wing	30%
	Mr. Har Yiu Leung	19%
Goldenburg Properties Limited	Gorich Traders Limited	30%
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30%
Bright Billion Limited	Jungle Investment Limited	10%
Alixon Co. Ltd.	Grace Capital Limited	10%
Lucky Zone Enterprises Inc.	Super Highway Holdings Corp.	20%
DCH & JK Foods Co., Ltd.	Jackie's Kitchen Japan Co., Ltd.	20%
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38%

Name of subsidiary being a joint venture company established in the PRC *(Note)*	Name of shareholder	Percentage of registered capital
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	COFCO Shenzhen Trading & Development Co. Ltd.	30%
Guangdong Dah Chong Foodstuffs Co., Ltd.	Guangdong International Trade Travel Service Ltd.	30%
Jiangyin Xingcheng Steel Products Co., Ltd.	Jiang Yin Steel Works	45%
Jiangyin Xingcheng Special Steel Works Co., Ltd.	Jiang Yin Steel Works	45%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Jiang Yin Steel Works	40.78%
Wuxi Huada Motors Co., Ltd.	Wuxi Huada Motors Factory	45%
Shanghai DCH Jiangnanfeng Co., Ltd.	Shanghai Municipal Agricultural Investment Co. Ltd.	12.67%
	Shanghai Pudong Hui Lun Industrial Co. Ltd.	10.56%
Shanghai DCH Shuanghui IBP Co., Ltd.	河南雙滙投資發展股份有限公司 (Henan Shuanghui Investment & Development Co. Ltd.)	30%
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠 (Yunnan Coach Factory)	30%
Guangdong Jing Yun Distribution Co., Ltd.	Guangdong Huada Distribution Company	10%

Note:

Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.

(e) Save as disclosed herein, there is no person known to the Directors who, as at the Latest Practicable Date, was directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any of its subsidiaries.

(f) Save as disclosed below, none of the Directors, as at the Latest Practicable Date, had any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December, 2000, the

date to which the latest published audited financial statements of the Company were made up:–

On 12 June, 2001, an agreement was entered into between a wholly owned subsidiary of the Company as the purchaser and Mr. Larry Yung Chi Kin (a Director of the Company) as the seller pursuant to which the Group agreed to purchase from Mr. Yung his 20% interest in Lucky Zone Enterprises Inc. at the consideration of HK$319,003,573.11. Lucky Zone Enterprises Inc. is the developer of a fixed optical fibre network in the PRC.

As regards the proposed acquisition of an 79.998% attributable interest in CITIC Square and a 100% interest in Royal Pavilion from CITIC HK as detailed in this circular, Messrs. Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Chang Zhenming and Liu Jifu, all being Directors of the Company, are also directors of CITIC HK.

(g) None of the Directors, as at the Latest Practicable Date, was materially interested in any contract or arrangement to which any member of the Group was a party and which was significant in relation to the business of the Group.

3. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December, 2000, the date to which the latest published audited financial statements of the Company were made up.

4. EXPERTS

(a) The following is the qualification of the experts who have given their opinion or advice which are contained in this circular:

Name	Qualifications
Knight Frank	Property Valuer
Commerzbank	A licensed bank under the Banking Ordinance

(together, the "Experts")

(b) Each of the Experts does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) Each of the Experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they are included.

(d) Each of the Experts does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group

since 31 December, 2000, the date to which the latest published audited financial statements of the Company were made up.

(e) The letter and recommendation given by each of the Experts are given as of the date of this circular for incorporation herein.

5. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance is pending or threatened against the Company or any of its subsidiaries.

6. SERVICE CONTRACTS

There is no existing or proposed service contract between any of the Directors or proposed Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than by statutory compensation).

7. GENERAL

(a) The share registrar of the Company is Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

(b) The secretary of the Company is Ms Alice Tso Mun Wai, ACIS, MA.

(c) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours up to and including 18 January, 2002 at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong:–

(a) the Eldwin Agreement;

(b) the Ambest Agreement;

(c) the letter from Commerzbank;

(d) the valuation report of CITIC Square and Royal Pavilion by Knight Frank set out in Appendix I of this circular; and

(e) the written consents referred to in paragraph 4 in this Appendix.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of CITIC Pacific Limited (the "Company") will be held at Taishan Room, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 18 January, 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolution:–

ORDINARY RESOLUTION

"THAT:

(a) the Eldwin Agreement (as defined in the circular to the shareholders of the Company dated 2 January, 2002 (the "Circular"), a copy of which has been produced to this meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified;

(b) the Ambest Agreement (as defined in the Circular, a copy of which has been produced to this meeting marked "B" and signed by the chairman of this meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified; and

(c) any one of the directors of the Company ("Director(s)") be and is hereby authorised to do all such further acts and things and execute such further documents and take all steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the Eldwin Agreement and the Ambest Agreement and the transactions contemplated thereunder with any changes as such Director may consider necessary, desirable or expedient."

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 2 January, 2002

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. A member who is entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company. A form of proxy in respect of the meeting is enclosed.

2. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which their names stand in the register of members of the Company.

3. To be valid, a proxy form, together with any power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time fixed for the meeting or any adjournment thereof.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之中信泰富有限公司股份，應立即將本通函及隨附代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立之有限公司）

關連交易
向中國國際信托投資（香港集團）有限公司
收購Eldwin Corporation及
安百有限公司

獨立董事委員會之獨立財務顧問

COMMERZBANK

德國商業銀行香港分行

獨立董事委員會函件載於本通函第13頁。德國商業銀行致獨立董事委員會之函件載於本通函第14至19頁。

中信泰富有限公司將於二零零二年一月十八日星期五上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓泰山廳舉行股東特別大會，股東特別大會通告載於本通函第32至33頁。無論　閣下能否出席大會，務請按隨附之代表委任表格所印列指示將其填妥，並盡快交回本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，而無論如何須早於大會或其任何續會指定舉行時間最少48小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席大會或其任何續會，並於會上投票。

二零零二年一月二日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「安百協議」	指	中信泰富與中信香港於二零零一年十二月二十一日就買賣安百一事而訂立之買賣協議
「安百」	指	安百有限公司，一家於香港註冊成立之公司
「聯繫人士」	指	定義見上市規則
「中信香港」	指	中國國際信托投資(香港集團)有限公司，為中信泰富之主要股東
「中信泰富」或「本公司」	指	中信泰富有限公司
「中信泰富廣場公司」	指	上海中信泰富廣場有限公司，為中信泰富廣場之直接控股公司(如下圖所示)
「中信泰富廣場」	指	位於中國上海靜安區南京西路1168號之中信泰富廣場
「完成」	指	完成交易事項
「關連人士」	指	定義見上市規則
「董事／董事會」	指	中信泰富之董事／董事會
「股東特別大會」	指	中信泰富就批准交易事項而將召開之股東特別大會
「Eldwin協議」	指	中信泰富與中信香港於二零零一年十二月二十一日就買賣Eldwin一事而訂立之買賣協議
「Eldwin」	指	Eldwin Corporation，一家於英屬處女群島註冊成立之公司
「本集團」	指	中信泰富及各附屬公司或按文義所指任何該等公司
「港元」	指	港元
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由陸鍾漢先生及張偉立先生(均為獨立非執行董事)組成之董事會獨立委員會

「獨立財務顧問」或「德國商業銀行」	指	德國商業銀行香港分行，為根據香港法例第155章銀行業條例註冊之持牌銀行及獨立董事委員會之獨立財務顧問
「獨立股東」	指	除中信香港及其聯繫人士(定義見上市規則)以外之中信泰富股東
「最後可行日期」	指	二零零一年十二月二十一日，即本通函付印前，確定其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「中國合營夥伴」	指	上海靜安城商貿總公司，為擁有中信泰富廣場公司10%權益之股東(如下圖所示)，屬中信泰富之獨立第三方
「中國」及「國內」	指	中華人民共和國，就本通函而言，不包括香港、澳門特別行政區及台灣
「人民幣」	指	人民幣
「華山公寓」	指	位於中國上海靜安區華山路688號之華山公寓
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證券條例」	指	香港法例第333章證券條例
「上海雄華」	指	上海雄華置業有限公司，為華山公寓之直接控股公司(如下圖所示)
「股份」	指	本公司股本中每股面值0.40港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	定義見上市規則
「交易事項」	指	Eldwin協議及安百協議

「估值師」	指	簡福飴測量行,獨立專業估值師
「%」	指	百分比

(本通函所引用人民幣兑港元之匯率為人民幣1元兑0.94港元;而本通函所引用美元兑港元之匯率則為1美元兑7.8港元)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立之有限公司)

董事:
榮智健(主席)
范鴻齡(董事總經理)
莫偉龍(副董事總經理)
李松興(副董事總經理)
阮紀堂(副董事總經理)
羅安達(執行董事)
張懿宸(執行董事)
姚進榮(執行董事)
常振明(執行董事)
李士林(執行董事)
榮明杰(執行董事)
劉基輔(執行董事)
** 張偉立
** 何厚浠
** 韓武敦
** 陸鍾漢
** 何厚鏘
** 周湛燊
* 德馬雷

* 非執行董事
** 獨立非執行董事

註冊辦事處:
香港
中環
添美道1號
中信大廈32樓

敬啟者:

關連交易
向中國國際信託投資(香港集團)有限公司
收購Eldwin Corporation及安百有限公司

緒言

於二零零一年十二月二十一日,本公司與中信香港就收購Eldwin及安百訂立Eldwin協議及安百協議。根據上市規則之規定,交易事項構成本公司之關連交易,須待獨立股東於股

東特別大會上批准後方可作實。德國商業銀行香港分行獲委任為獨立財務顧問，並就交易事項向獨立董事委員會提供意見。

本通函旨在向　閣下提供交易事項之詳情，並敦請　閣下於股東特別大會上批准交易事項。

Eldwin協議之詳情

訂立日期：　二零零一年十二月二十一日

協議雙方：　中信香港（賣方）
中信泰富（買方）

資產：　Eldwin全部已發行股本；一筆由中信香港給予Eldwin之股東貸款及一筆由中信香港給予中信泰富廣場公司之股東貸款。Eldwin擁有中信泰富廣場之控股公司中信泰富廣場公司約79.998%之應佔權益。

代價

收購Eldwin之總代價將為2,020,000,000港元，有關金額須作出下文所述之調整，並且將於完成時以現金清付。

中信泰富或會選擇連同中信泰富廣場公司獲授之全部或部份現有銀行融資一併收購Eldwin，又或選擇要求中信香港先全數或部份償還該等銀行融資，並促使中信泰富廣場公司之其他實際或應屬股東支付彼等應佔之償還部份。截至二零零一年十二月二十日，該等銀行融資之未償還本金及利息總額為80,380,178美元（約626,965,387港元）。倘中信泰富選擇連同該等銀行融資一併收購Eldwin，則應支付予中信香港之總代價將按交易完成時未償還之銀行融資金額之79.998%（即中信香港按其應佔權益計算之部份）而相應扣減。

截至二零零一年十二月二十日，中信香港給予Eldwin之股東貸款為1,299,261,954港元，而中信香港給予中信泰富廣場公司之股東貸款則為217,253,136港元。倘中信泰富如上文所述選擇不連同中信泰富廣場公司獲授之全部或部份現有銀行融資一併收購Eldwin，而要求中信香港先作出償還，則該筆由中信香港給予中信泰富廣場公司之股東貸款會按交易事項完成時或之前所償還之銀行融資金額之79.998%而增加。

於Eldwin權益（包括給予Eldwin及中信泰富廣場公司之股東貸款）之總代價乃協議雙方按公平原則磋商釐定，並按：(i)中信泰富廣場估值（詳情見下文）折讓1.3%及(ii)收購於中信泰富廣場之79.998%應佔權益之基準訂定。中信泰富將會以其現有內部資源支付代價。

倘於完成時，不包括中信香港給予Eldwin及中信泰富廣場公司之股東貸款之備考綜合淨資產（按(i)授予中信泰富廣場公司之銀行融資已悉數償還；(ii)中信泰富廣場之估值為2,525,000,000港元之基準編製）少於2,020,000,000港元，則中信香港將會按實際金額向中信泰

富補償不足之數。若此備考綜合淨資產多於2,020,000,000港元，則中信泰富將會按實際差額向中信香港補償不足之數，但不會超過30,000,000港元（即支付予中信香港及根據是項調整作為代價之總金額不會超過2,050,000,000港元）。

收購Eldwin之總代價分為三部份：(i)收購給予Eldwin之股東貸款；(ii)收購給予中信泰富廣場公司之股東貸款；及(iii)Eldwin全部已發行股本。總代價可如上文所述就償還銀行融資作出調整。

股東貸款

中信香港及Eldwin給予中信泰富廣場公司之股東貸款（將於完成時出讓予中信泰富）為中信泰富廣場公司之未償還股東貸款之79.998%，將與中信泰富於中信泰富廣場公司應佔權益之比例相同。

此外，截至二零零一年十二月二十日，中信香港代表中國合營夥伴向中信泰富廣場公司墊支一筆本金為7,687,480美元（約59,962,344港元）之貸款，該筆貸款相當於中國合營夥伴按比例應墊支予中信泰富廣場公司之股東貸款。該等安排將於完成後繼續。倘中信泰富如上文所述選擇不會連同中信泰富廣場公司獲授之全部現有銀行融資收購Eldwin，則中信泰富廣場公司實際或應屬股東將按彼等於中信泰富廣場公司之應佔權益提供額外股東貸款予以償還現有銀行融資，為此，中信香港代表中國合營夥伴給予中信泰富廣場公司之貸款本金額或會增加至15,754,742美元（約122,886,988港元）。

擁有權架構及資產

下圖顯示交易事項前後中信泰富廣場之擁有權架構。

交易事項前


中信香港
100%
Eldwin
(英屬處女群島)
太古地產
有限公司
(香港)*
16.67%
83.33%
創資有限公司
(香港)
中國合營夥伴
(中國)*
60%
30%
10%
中信泰富
廣場公司
(中國)
100%
中信泰富廣場

緊隨交易事項後


中信泰富
100%
Eldwin
(英屬處女群島)
太古地產
有限公司
(香港)*
16.67%
83.33%
創資有限公司
(香港)
中國合營夥伴
(中國)*
60%
30%
10%
中信泰富
廣場公司
(中國)
100%
中信泰富廣場

* 獨立第三方

有關Eldwin及中信泰富廣場之資料

截至一九九九年十二月三十一日止年度，Eldwin之備考除稅前及除稅後股東應佔綜合淨虧損均約為9,596,000港元。截至二零零零年十二月三十一日止年度，Eldwin之備考除稅前及除稅後股東應佔綜合淨虧損則均約為29,208,000港元。於二零零零年十二月三十一日，Eldwin之備考綜合淨資產約為28,523,000港元。

中信泰富廣場位於上海市靜安區南京西路1168號。靜安區乃上海最著名之商業區之一。中信泰富廣場於二零零零年六月落成，包括佔地約34,361平方米之購物中心，佔地約71,290平方米之38層高甲級辦公室大樓及設有378個泊車位之地下停車場。中信泰富廣場公司已取得中信泰富廣場之有關物業及土地所有權證，年期由一九九四年二月十日至二零四四年二月九日。中信泰富廣場現時概無任何抵押。

於二零零一年十一月三十日，中信泰富廣場約94%之辦公室單位已經租出，而購物廣場於二零零一年十一月三十日之出租率則約為91%。於二零零一年首十一個月及於二零零一年十一月之總收入分別為約人民幣141,200,000元（約133,200,000港元）及約人民幣13,900,000元（約13,110,000港元）。

根據估值師進行之估值，中信泰富廣場於二零零一年十二月二十日當時之市值為2,559,000,000港元。中信泰富廣場之估值師報告載於本通函第20至24頁。

條件

收購Eldwin一事須待（其中包括）下列條件於二零零二年三月一日或之前或協議雙方可能同意之較後日期達成後，方能完成：

(a) 中信泰富之獨立股東通過普通決議案批准Eldwin協議之條款；

(b) 就中信泰富廣場及給予中信泰富廣場公司之股東貸款發出令中信泰富信納之中國法律意見；

(c) 已取得根據Eldwin協議進行出售所需之一切必須批文，並且令中信泰富信納；及

(d) 安百協議之條件已達成或獲豁免（規定Eldwin協議成為無條件之條件除外）。

完成

Eldwin協議將於上述所有條件達成後十個營業日內（或協議雙方可能協定之其他日期，須不遲於二零零二年六月三十日）完成。

安百協議之詳情

訂立日期：　二零零一年十二月二十一日

協議雙方：　中信香港（賣方）
中信泰富（買方）

資產：　安百全部已發行股本；一筆由中信香港給予安百之股東貸款及一筆由中信香港給予上海雄華之股東貸款。安百擁有華山公寓之控股公司上海雄華之全部權益。

代價

收購安百之總代價將為682,000,000港元，有關金額須作出下文所述之調整，並且將於完成時以現金清付。

中信泰富或會選擇連同上海雄華獲授之全部或部份現有銀行融資一併收購安百，又或選擇要求中信香港先全數或部份償還該等銀行融資。截至二零零一年十二月二十日，該等銀行融資之未償還本金及利息總額為35,331,452美元（約275,585,324港元）及人民幣55,000,000元（約52,358,491港元）。倘中信泰富選擇連同該等銀行融資一併收購安百，則應支付予中信香港之總代價將按交易完成時未償還之銀行融資金額而相應扣減。

截至二零零一年十二月二十日，由中信香港給予安百之股東貸款為284,945,240港元，而給予上海雄華之股東貸款則為56,096,660港元。倘中信泰富如上文所述選擇不連同上海雄華獲授之全部或部份現有銀行融資一併收購安百，而要求中信香港先作出償還，則該筆由中信香港給予上海雄華之股東貸款會按交易事項完成時或之前所償還之銀行融資金額而增加。

於安百權益（包括給予安百及上海雄華之股東貸款）之總代價乃協議雙方按公平原則磋商釐定，並按華山公寓估值（詳情見下文）折讓1.3%之基準訂定。中信泰富將會以其現有內部資源支付代價。

倘於完成交易時，不包括中信香港給予安百及上海雄華之股東貸款之備考綜合淨資產（根據(i)全部銀行融資已悉數償還；(ii)華山公寓之估值為682,000,000港元之基準編製）少於682,000,000港元，則中信香港將會按實際金額向中信泰富補償不足之數。倘備考綜合淨資產超過682,000,000港元，則中信泰富將會按實際差額向中信香港補償不足之數，但補償金額不會超過38,000,000港元（即應付總金額不會超過720,000,000港元）。

收購安百之總代價分為三部份：(i)收購給予安百之股東貸款；(ii)收購給予上海雄華之股東貸款；及(iii)安百全部已發行股本。總代價可如上文所述就償還銀行融資作出調整。

擁有權架構及資產

下圖顯示交易事項前後華山公寓之擁有權架構。

交易事項前

中信香港

100%

安百
(香港)

100%

上海雄華
(中國)

100%

華山公寓

緊隨交易事項後

中信泰富

100%

安百
(香港)

100%

上海雄華
(中國)

100%

華山公寓

有關安百及華山公寓之資料

截至一九九九年十二月三十一日止年度，安百之備考除税前及除税後股東應佔綜合淨溢利均約為16,960,000港元。截至二零零零年十二月三十一日止年度，安百之備考除税前及除税後股東應佔綜合淨溢利則均約為11,579,000港元。截至一九九九年十二月三十一日及二零零零年十二月三十一日止年度，安百毋須繳納利得税。於二零零零年十二月三十一日，安百之備考綜合淨資產約為39,708,000港元。

華山公寓乃豪華服務式公寓發展項目，位於上海市靜安區華山路688號，毗鄰南京西路及淮海路大型購物區，離虹橋國際機場僅13.5公里。上海雄華已取得華山公寓之有關物業及土地所有權證，年期由一九九三年七月十日至二零六三年七月九日。華山公寓現時概無任何抵押。

該物業於一九九八年八月落成，建築面積為34,743平方米，包括兩棟39層高大廈（共設有148個三房或四房住宅單位、178個泊車位及一所俱樂部），而該物業於二零零一年十一月三十日之出租率則約為93%。於二零零一年首十一個月及二零零一年十一月之總收入分別為約人民幣57,300,000元（約54,100,000港元）及約人民幣5,200,000元（約4,900,000港元）。

根據估值師進行之估值，華山公寓於二零零一年十二月二十日當時之市值為691,000,000港元。華山公寓之估值師報告載於本通函第20至24頁。

條件

收購安百一事須待（其中包括）下列條件於二零零二年三月一日或之前或協議雙方可能同意之較後日期達成後，方能完成：

(a) 中信泰富之獨立股東通過普通決議案批准安百協議之條款；

(b) 就華山公寓及給予上海雄華之股東貸款發出令中信泰富信納之中國法律意見；

(c) 已取得根據安百協議進行出售所需之一切必須批文，並且令中信泰富信納；及

(d) Eldwin協議之條件已達成或獲豁免（規定安百協議成為無條件之條件除外）。

完成

安百協議將於上述所有條件達成後十個營業日內（或協議雙方可能協定之其他日期，須不遲於二零零二年六月三十日）完成。

進行交易事項之原因及利益

中信泰富之長遠目標依然為發展以基建為主並以物業發展作配合之龐大多元化業務。

中國大陸之經濟繼續保持穩步增長，而中國加入世界貿易組織亦將進一步刺激經濟發展。國內對甲級辦公室及優質公寓之需求非常強勁，當中以上海等主要商業中心為甚。預期上海甲級辦公室及優質公寓之租金收入將會持續上升，過往兩年中信泰富廣場及華山公寓之增長趨勢足可印證。交易事項實為本集團一個上佳之商業契機，提供機會讓本集團參與上海此國內重點城市之物業市場。

協議雙方之連繫

由於中信香港持有中信泰富之現有已發行股本約28.87%，因而屬中信泰富之關連人士，根據上市規則之規定，交易事項構成中信泰富之關連交易，須待獨立股東批准後方可作實。中信香港及其聯繫人士(合共持有中信泰富之現有已發行股本約28.87%)已共同確認，彼等將於股東特別大會上就交易事項棄權投票。

股東特別大會

將於二零零二年一月十八日星期五上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓泰山廳舉行股東特別大會之通告載於本通函第32至33頁，藉以考慮並酌情通過本通函所載之決議案。

隨函附奉股東特別大會所用之代表委任表格。無論　閣下能否出席大會，務請按隨附之代表委任表格所印列指示將其填妥，並盡快交回本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，但無論如何須早於股東特別大會或其任何續會指定舉行時間不少於48小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會或其任何續會，並於會上投票。

推薦建議

獨立董事委員會已經成立，以就交易事項向獨立股東提供意見。此外，亦已委聘獨立財務顧問向獨立董事委員會提供意見。

經考慮獨立財務顧問之意見後，獨立董事委員會認為，就獨立股東而言，交易事項之條款屬公平合理，因此，建議獨立股東投票贊成有關交易事項之普通決議案(載於本通函末尾股東特別大會通告內)。

載有給獨立董事委員會意見和推薦建議之獨立財務顧問函件載於本通函第14至19頁。獨立董事委員會致獨立股東之函件載於本通函第13頁，當中載有獨立董事委員會之推薦建議。

其他資料

謹請　閣下細閱獨立董事委員會及獨立財務顧問之函件、載於本通函附錄一之中信泰富廣場及華山公寓之估值及載於本通函附錄二之一般資料。

此　致

列位股東　台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零二年一月二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立之有限公司)

註冊辦事處：
香港
中環
添美道1號
中信大廈32樓

敬啟者：

關連交易

收購Eldwin與安百

吾等獲委任為獨立董事委員會就交易事項向　閣下提供意見，詳情載於本公司在二零零二年一月二日刊發予股東之通函（「通函」）內之董事會函件，而本函件亦構成其中一部份。除文義另有所指外，通函所定義之詞彙與本函件所採用者具備相同涵義。

德國商業銀行已獲委任為獨立財務顧問，以考慮交易事項之條款，並就此向獨立董事委員會提供意見。

經考慮交易事項之條款及有關之主要因素、原因，以及載於通函第14頁至19頁之獨立財務顧問之意見後，吾等認為交易事項之條款對獨立股東而言實屬公平合理。因此，吾等向　閣下建議投票贊成於股東特別大會上提呈之普通決議案，以批准交易事項得以進行。懇請　閣下參閱通函所載之董事會函件及獨立財務顧問函件。

此　致

列位獨立股東　台照

代表
獨立董事委員會
董事　　　　董事
陸鍾漢　　　　**張偉立**
謹啟

二零零二年一月二日

以下為獨立財務顧問為載入本通函而編製之函件：

COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)
HONG KONG BRANCH
G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central
telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者：

關連交易

吾等獲委任為獨立董事委員會之獨立財務顧問，就交易事項提供意見。有關交易事項之詳情載於二零零二年一月二日刊發致獨立股東之通函（「通函」，本函件為其中之部份）。除文義另有所指外，本函件所用之詞語與通函所載者具相同涵義。為說明起見，人民幣金額已按1元人民幣兑0.94港元之匯率換算為港元，美元金額則已按1美元兑7.8港元之滙兑換算為港元。

鑑於中信香港乃中信泰富之主要股東（中信香港與其聯繫人士持有中信泰富現有已發行股本約28.87%），交易事項之賣方中信香港乃中信泰富之關連人士。因此，就上市規則而言，交易事項構成中信泰富之關連交易，須獲獨立股東批准。 貴公司已成立獨立董事委員會以考慮交易事項之條款，並就交易事項向獨立股東提供意見，吾等亦就此獲獨立董事委員會委任。

吾等作為獨立董事委員會之獨立財務顧問，負責就交易事項之條款是否公平合理及關連交易是否符合 貴集團及獨立股東之整體利益而提供吾等之意見。

在達致吾等之推薦意見時，吾等依賴中信泰富提供予吾等之資料及事實。吾等假設通函所載或所述之資料、意見及聲明均屬真確、完整及準確，吾等亦已依賴該等資料。吾等亦依賴董事經審慎查詢及周詳考慮後始行作出之聲明，就彼等所知及所信，並無遺漏任何其他事

實或聲明，致使通函（包括本函件）所載任何聲明有所誤導。吾等亦已假設通函所作出或所引述且由董事提供（董事須就此承擔全部責任）之一切資料、陳述及聲明於作出時均屬真實、準確及完整，並一直至通函寄發日期仍屬真實、準確及完整。

吾等認為，吾等已審閱充足資料，致使吾等可對交易事項之條款達致知情意見，並作為吾等作出推薦建議之合理基準。吾等並無理由懷疑任何有關資料被遺漏或隱瞞，吾等亦不知悉任何致使提供予吾等之資料及向吾等作出之聲明失實、不確或有誤導成份之事實或情況。然而，吾等並無對董事提供之資料進行任何獨立驗證，亦無對 貴集團之業務及事務進行任何獨立深入調查。

主要考慮因素

於達致吾等有關交易事項之意見時，吾等曾考慮下列主要因素：

1. 交易事項之架構

根據Eldwin協議及安百協議兩份買賣協議（該兩份協議已於二零零一年十二月二十一日由中信泰富及中信香港分別簽訂），中信泰富已同意向中信香港以2,020,000,000港元收購Eldwin權益，以及以682,000,000港元收購安百權益，惟須受完成之先決條件限制。

根據Eldwin協議，中信泰富將向中信香港支付總代價2,020,000,000港元，藉此收購(1)Eldwin全部已發行股本，而Eldwin擁有中信泰富廣場之控股公司中信泰富廣場公司之應佔權益79.998%；(2)由中信香港墊支予Eldwin之股東貸款1,299,261,954港元；及(3)由中信香港墊支予中信泰富廣場公司之股東貸款217,253,136港元；但倘中信泰富在完成交易時或之前選擇不連同中信泰富廣場公司獲授之全部或部份現有銀行融資一併收購Eldwin，則該筆股東貸款會按交易完成時或之前所償還之銀行融資金額之79.998%而增加。

同樣地，根據安百協議，中信泰富將向中信香港支付總代價682,000,000港元，藉此收購(1)安百全部已發行股本，而安百擁有華山公寓之控股公司上海雄華之全部權益；(2)由中信香港墊支予安百之股東貸款284,945,240港元；及(3)由中信香港墊支予上海雄華之股東貸款56,096,660港元；但倘中信泰富在完成交易時或之前選擇不連同上海雄華獲授之全部或部份現有銀行融資一併收購安百，則該筆股東貸款會按交易完成時或之前所償還之銀行融資金額而增加。

吾等已審核並倚賴有關文件，以及由中信泰富廣場公司及上海雄華委任之中國法律顧問就中信泰富廣場公司與上海雄華分別持有之中信泰富廣場及華山公寓之土地使用權及物業權益之合法性、效力及業權狀況提供法律意見。吾等認為，於交易事項完成後，Eldwin及安百分別持有中信泰富廣場公司與上海雄華之權益之法律及經營架構在中國環境下仍然適用。

2. 進行交易事項之原因

吾等注意到如董事會函件「進行交易事項之原因及利益」一節所述進行交易事項之原因，(1)中信泰富長遠的目標為發展以基建為主並以物業發展作配合之龐大多元化業務；(2)董事會相信，中國大陸之經濟繼續保持穩步增長，而中國加入世界貿易組織(「世貿」)，亦將進一步刺激中國大陸物業市場之發展；(3)上海既為中國大陸最主要城市之一，對甲級辦公樓、優良零售地點及優質公寓之需求增長已越趨明顯，有鑑於此，董事會認為交易事項對 貴集團而言實屬絕佳商機，務須進行。

考慮到中國國內生產總值飆升7%，加上最近加入世貿，吾等預期中國經濟前景將持續向好。由於預期經濟增長，吾等認為外商在中國之投資將進一步增加，尤以上海為然。在上海物業市場中，甲級辦公樓於二零零一年第三季需求強勁，以陸家嘴及浦西中部共有39,000平方米面積被吸納即可印證。市場研究預測甲級辦公樓租金將於未來12個月增加約5至7%左右，尤其在陸家嘴及浦西中部南京路及淮海路一帶。至於優質公寓市場方面，過去連續五季均呈現復甦跡象，預計租金及售價均會跟隨。考慮到如上文所述近期中國大陸之物業市場發展，以及上海甲級辦公樓之增長潛力和優質公寓之需求，吾等與董事會之意見一致，均認為現時是合適時間進軍上海物業市場，是項投資亦符合 貴集團之長遠業務發展目標。

經考慮交易事項中收購之有關資產，以及中信泰富廣場與華山公寓已完成建築工程並租出超過90%之樓面面積後，吾等認為交易事項將可立即為 貴集團帶來租金回報收入，而毋須承受任何建築風險，同時亦有助抓緊上海物業市場日益增長之需求。因此，吾等認為進行交易事項應可為 貴集團在可見未來帶來良好之盈利潛力。就此而言，經參照上述交易事項之原因，並從 貴集團與其股東之觀點出發，吾等與董事會之意見一致，均認為交易事項乃公平合理之舉，亦符合 貴集團與全體獨立股東之利益。

3. 代價

根據Eldwin協議，收購之總代價將為2,020,000,000港元，包括收購擁有中信泰富廣場公司(中信泰富廣場之控股公司)79.998%應佔權益之Eldwin全部已發行股本、中信香港墊支予Eldwin之股東貸款1,299,261,954港元，以及中信香港墊支予中信泰富廣場公司之股東貸款217,253,136港元。總代價將視乎中信泰富於交易完成時或之前是否行使權利指令中信泰富廣場公司償還銀行融資而作出下調。總代價乃中信泰富與中信香港雙方按公平原則磋商釐定。代價2,020,000,000港元乃參考簡福飴測量行於其估值報告中對中信泰富廣場之估值2,559,000,000港元而釐定。按此基準，中信泰富廣場估值中屬於Eldwin部份約為2,047,148,820港元。換言之，中信泰富按Eldwin協議支付予中信香港之代價較市場估值折讓約1.3%。

董事會函件已表明，已就備考綜合淨資產設有調整機制，藉此保障中信泰富為收購Eldwin而須向中信香港支付總代價之價值。假設銀行融資已於交易完成時悉數償還，並按2,525,000,000港元計算中信泰富廣場價值，若未扣除中信香港給予Eldwin和中信泰富廣場公司之股東貸款之備考綜合淨資產少於2,020,000,000港元，則中信香港將會按實際差額向中信泰富補償差額。相反而言，倘按照相同基準計算之備考綜合淨資產多於2,020,000,000港元，則中信泰富將會按實際差額向中信香港繳付差額，但金額不會超過30,000,000港元，而付予中信香港作為代價之總金額（經調整）不得多於2,050,000,000港元。

同樣地，根據安百協議，收購總代價將為682,000,000港元，包括收購擁有上海雄華（華山公寓之控股公司）全部權益之安百全部已發行股本、中信香港墊支予安百之股東貸款284,945,240港元，以及中信香港墊支予上海雄華之股東貸款56,096,660港元。總代價將視乎中信泰富於交易完成時或之前是否行使權利指令上海雄華償還銀行融資而作出下調。總代價乃經中信泰富與中信香港雙方按公平原則磋商釐定。代價682,000,000港元乃參考簡福飴測量行於其估值報告中對華山公寓之估值691,000,000港元而釐定。換言之，根據安百協議，中信泰富應付予中信香港之代價較市場估值折讓約1.3%。

董事會函件已表明，已就備考綜合淨資產設有調整機制，藉此保障中信泰富為收購安百而須向中信香港支付總代價之價值。假設銀行融資已於交易完成時悉數償還，並按682,000,000港元計算華山公寓之價值，若未扣除中信香港給予安百和上海雄華之股東貸款之備考綜合淨資產少於682,000,000港元，則中信香港將會按實際差額向中信泰富補償差額。相反而言，倘按照相同基準計算之備考綜合淨資產多於682,000,000港元，則中信泰富將會按實際差額向中信香港繳付差額，但金額不會超過38,000,000港元，而付予中信香港作為代價之總金額（經調整）不得多於720,000,000港元。

為評估代價對 貴集團是否公平合理，吾等已審閱並依據獨立專業物業估值師簡福飴測量行所編製之市場估值，並已概覽及評估根據交易事項所收購有關資產之質素及盈利潛力。吾等認為，有關估值乃根據公平合理之假設而達致。因此，中信泰富以市場估值作參考以釐定交易事項應付之代價乃公平合理，並符合一般商業慣例。

根據簡福飴測量行所編製之估值（本通函其中一部份），中信泰富廣場及華山公寓於二零零一年十二月二十日當時之市值分別為2,559,000,000港元及691,000,000港元。按此基準，收購中信泰富廣場79.998%應佔權益及華山公寓100%權益之應付代價2,020,000,000港元及682,000,000港元，分別較彼等各自之當時市場估值折讓約1.3%。

董事會函件指出，中信泰富廣場已於二零零零年六月落成，主要包括靜安區南京西路一個購物中心及38層高甲級辦公室大樓。靜安區乃上海最著名之商業區之一。於二零零一年十一月三十日，約94%之辦公室單位已經租出。吾等已概覽中信泰富廣場之辦公室租戶名單，並認為大部份租戶均為著名公司，其中包括聲譽昭著之跨國公司。華山公寓則於一九九八年八月落成，主要包括靜安區華山路兩幢39層高大樓，毗鄰多家五星級酒店、領事館及名校。於二零零一年十一月三十日，該物業約93%已經租出。吾等亦已概覽華山公寓之單位租戶名單，得悉大部份租戶均為著名跨國公司。因此，吾等認為有關資產質素良好。

吾等就有關資產之盈利潛力作出分析時，已審閱並評估董事會提供之中信泰富廣場公司及上海雄華之盈利預測。二零零二年年度中信泰富廣場公司及上海雄華之預測毛收益率（按租金收入及管理費除以按中信泰富應付代價作基準之價值計算）分別約為7.1%及10.0%。吾等在達致意見時，亦已審閱並分析上海物業界之前景及展望，以及上文所述交易事項中所收購之有關資產之資本增長可能性。上海浦西中部南京路及淮海路一帶甲級辦公樓之平均毛收益率為7.3%，此乃二零零一年第三季之市場指標。上海優質服務式公寓之平均毛收益率亦為10%。吾等認為，中信泰富廣場公司及上海雄華之盈利預測與上海市物業市場之市場指標一致。

根據上述評估基準，並依據獨立專業物業估值師簡福飴測量行所提供之專業意見，並考慮到有關資產之質素及所收購資產之盈利潛力，吾等認為就交易事項應付之代價對　貴集團及獨立股東整體而言乃公平合理，亦符合一般商業條款。

4. 支付代價

根據Eldwin協議及安百協議所載條款，　貴集團將以現金支付代價而有關現金將從　貴集團現有內部資源撥出。吾等認為交易事項代價之支付方式乃屬公平合理，亦符合一般商業條款。

5. 預計對 貴集團構成之財務影響

在交易事項完成後， 貴集團於二零零一年六月三十日之備考淨負債佔資本總額比率，即淨負債（負債總額包括短期及長期貸款、票據及債券減現金及銀行存款）相對於資本總額（股東資金加儲備中沒有減值之商譽撇銷加淨負債）之比率，將由21%增加至24%。而交易事項對資產淨值之影響亦並不重大。交易事項完成後， 貴集團仍能維持足夠之營運資金。據此，吾等與董事會一致認為 貴集團之財政狀況將不會遭受重大不利影響。

推薦建議

經考慮上述主要因素及原因後，吾等認為交易事項乃符合 貴集團之利益，而交易事項之條款對獨立股東乃屬公平合理。因此，吾等建議獨立董事委員會建議獨立股東於股東特別大會上投票贊成普通決議案。

此 致

香港
中環
添美道1號
中信大廈32樓
中信泰富有限公司
獨立董事委員會 台照

代表
德國商業銀行
香港分行

亞太區企業融資主管
高級副總裁
符致京

企業融資部一併購顧問
副總裁
陳菁

謹啟

二零零二年一月二日

以下為估值師編製之報告全文，以便載入本通函內。

Knight Frank
簡福飴測量行

香港
北角
電氣道183號
友邦廣場32樓

敬啟者：

茲遵照中信泰富有限公司（「貴公司」）之指示，對隨附之估值概要所列，位於中華人民共和國（「中國」）之物業進行估值，吾等證實曾視察該等物業，作出有關查詢，並搜集吾等認為必要之其他資料，以向 閣下呈述吾等對該等物業於二零零一年十二月二十日之價值之意見。

吾等對各物業進行之估值即有關物業之公開市值。所謂公開市值，就吾等所下定義而言，乃指「認為某項物業權益於估值日在下列假定情況下以現金代價無條件完成出售，預計可合理取得之最高價格：－

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間（視乎物業之性質及市況）適當推銷權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日，市況、價值水平及其他情況均與估值日相同；

(d) 不考慮具有特殊興趣之買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及並無強迫之情況下進行交易。」

吾等之估值假定業主於公開市場將物業出售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以提高該等物業之價值。

吾等乃參照市場可獲得之可資比較銷售證據，並於適當時按照交予吾等之附表所示收入淨額之資本化基準。吾等已容許支銷，且於適當情況下，就潛在租約期滿物業增值作出撥備。

吾等已獲提供有關該等物業之業權文件摘要副本。然而，吾等並無查核文件正本，以核實擁有權或核實是否存在任何修訂而並無出現於交予吾等之文件上。吾等已依賴　貴公司及其中國法律顧問競天公誠律師事務所就該等物業之業權所提供之資料。

吾等在很大程度上依賴　貴公司及　貴公司中國法律顧問對於中國法律之法律意見，並已接納給予吾等有關法定公告、地役權、年期、佔用詳情、地盤及樓面面積及所有其他有關事宜之意見。所有文件及租約僅用作參考，而所有呎吋、量度及面積均為約數。吾等並無理由懷疑　貴公司提供予吾等之資料之真確性及準確性，而該等真確性及準確性對估值甚為重要。吾等亦已獲　貴公司知會，所提供之資料並無遺漏任何重大事實。

吾等曾視察該等物業之外貌。吾等在視察過程中，並無發現任何嚴重損毀。然而，吾等並無進行結構測量，因此吾等無法呈報該等物業確無腐朽、蟲蛀或任何其他損壞。吾等亦概無對其任何設施進行測試。

吾等之估值並無考慮該等物業所欠付之任何抵押、按揭或款項，或出售成交時可能產生之任何開支或税項。除另有説明外，吾等假設該等物業概不附帶可影響其價值之繁重負擔、限制及支銷。

吾等在進行估值時，所採用之匯率為估值日之概約匯率約1美元=7.8港元及人民幣1元=0.94港元。

茲隨函附奉吾等之估值概要及估值證書。

此　致

香港
中環
添美道1號
中信大廈32樓
中信泰富有限公司
列位董事　台照

代表
簡福飴測量行
董事
劉振權
AHKIS MRICS RPS(GP)
謹啟

二零零二年一月二日

附註：劉振權先生為香港測量師學會之正式會員、英國皇家特許測量師學會之會員及註冊專業測量師（產業），彼取得資格後在評估香港及中國物業方面擁有逾八年經驗。

估值概要

	物業	於二零零一年十二月二十日現況下之公開市值
1.	中國 上海 靜安區 華山路688號 華山公寓	691,000,000港元
2.	中國 上海 靜安區 南京西路1168號 中信泰富廣場	2,559,000,000港元
	合計：	3,250,000,000港元

估值證書

物業	概況及年期	佔用詳情	於二零零一年十二月二十日現況下之公開市值
1. 中國上海靜安區華山路688號華山公寓	該物業乃建於一幅面積約8,798平方米(94,701平方呎)地盤上之豪華住宅發展項目。該發展項目由兩幢39層高住宅大樓組成,共設有148個單位、178個泊車位及一所俱樂部。俱樂部內有游泳池、健身室、網球場等多項康樂設施。該發展項目約於一九九八年落成。 該物業之總建築面積(不包括泊車位)約為34,743平方米(373,970平方呎)。 該物業已獲授土地使用權,由一九九三年七月十日起計為期70年。	除約2,553平方米(27,480平方呎)之面積空置外,該物業現正按多份租約出租,租賃期最遲的一份租約於二零零三年十月到期,月租合共約556,700美元,不包括其他收入及管理費。	691,000,000港元

附註:(1) 根據上海市房屋土地管理局於一九九九年八月二十三日頒發之房地產權證第003963號,該物業由上海雄華置業有限公司(「上海雄華」)持有作住宅用途,年期由一九九三年七月十日起,至二零六三年七月九日屆滿。

(2) 貴公司中國法律顧問提出之意見包括如下:

(i) 上海雄華乃該物業之法定擁有人;

(ii) 上海雄華有權自由轉讓、出租、抵押或以其他方式處置該物業;

(iii) 上海雄華已支付所有土地出讓金及其他相關費用;

(iv) 該物業概無附帶任何按揭、抵押、買賣選擇權、優先購買權、留置權或造成上述各項之任何協議。

(3) 根據 貴公司提供之資料及上述法律意見,業權狀況及主要批文及執照之批授現載列如下:

房地產權證	有
國有土地使用權出讓合同	有

物業	概況及年期	佔用詳情	於二零零一年十二月二十日現況下之公開市值
2. 中國上海靜安區南京西路1168號中信泰富廣場	該物業乃一個建於一幅面積約14,476平方米(155,818平方呎)地盤上之綜合發展項目(設有商業單位、辦公室單位及娛樂設施)。該發展項目乃一幢38層高寫字樓,建於五層高商用平台(不包括一層地庫商用樓層及兩層地庫停車場)之上。該物業於二零零零年落成。 該物業之總建築面積(不包括泊車位)約為105,651平方米(1,137,217平方呎)。 此外,該發展項目共提供378個泊車位。 該物業已獲授土地使用權,由一九九四年二月十日起計為期50年。	除約3,128平方米(33,669平方呎)之零售面積及4,428平方米(47,663平方呎)之辦公室空置外,該物業現正按多份租約出租,租賃期最遲的一份租約於二零二零年十月到期,月租合共約1,305,000美元,不包括其他收入及管理費。 於二零零一年一月至十一月期間,停車場之總收入約為人民幣1,900,000元。	2,559,000,000港元

附註:(1) 根據上海市房屋土地管理局於一九九五年五月十八日頒發之國有土地使用證,該物業之土地使用權由上海中信泰富廣場有限公司(「中信泰富廣場公司」,前稱上海雄元房地產有限公司)持有作綜合用途(商用、辦公室、娛樂、體育),年期由一九九四年二月十日起,至二零四四年二月九日屆滿。

(2) 根據上海市房屋土地管理局於二零零零年十二月五日頒發之房地產權證第007941號,該物業由中信泰富廣場公司持有。

(3) 貴公司中國法律顧問提出之意見包括如下:

(i) 中信泰富廣場公司乃該物業之法定擁有人;

(ii) 中信泰富廣場公司有權自由轉讓、出租、抵押或以其他方式處置該物業;

(iii) 中信泰富廣場公司已支付所有土地出讓金及其他相關費用;

(iv) 該物業概無附帶任何按揭、抵押、買賣選擇權、優先購買權、留置權或造成上述各項之任何協議。

(4) 根據 貴公司提供之資料及上述法律意見,業權狀況及主要批文及執照之批授現載列如下:

國有土地使用證	有
房地產權證	有
國有土地使用權出讓合同	有

1. 責任聲明

本通函遵照上市規則載有關於本公司之資料。各董事對本通函所載關於本公司之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何關於本公司之其他事實，致使本通函所載任何聲明有所誤導。

2. 權益披露

(a) 於最後可行日期，董事及本公司之行政總裁於本公司或任何聯營公司（定義見披露權益條例）依據披露權益條例第28條之規定須通知本公司及聯交所之股本或債務證券權益（包括根據披露權益條例第31條或其附表第一部份被視作或當作擁有之權益），或依據上市規則所載上市公司董事進行證券交易之標準守則，或依據披露權益條例第29條須予置存之登記冊內之權益如下：

			股份數目		
	個人權益	法團權益	家族權益	其他權益	總數
中信泰富有限公司					
榮智健	–	400,381,000	–	–	400,381,000
范鴻齡	–	43,000,000	–	–	43,000,000
莫偉龍	–	–	–	3,200,000 (附註1)	3,200,000
李松興	500,000	–	–	–	500,000
阮紀堂	33,000	–	–	–	33,000
羅安達	550,000	–	–	–	550,000
劉基輔	40,000	–	–	–	40,000
陸鍾漢	1,050,000	500,000 (附註2)	500,000 (附註2)	–	1,550,000
德馬雷	13,800	100,305,000	–	–	100,318,800 (附註3)
國泰航空有限公司					
陸鍾漢	450,000	–	–	–	450,000

附註1：有關董事及其家族作為一全權信託之或然受益人而被視作持有之權益。

附註2：有關董事持有之法團權益與其家族權益重疊，因500,000股股份為透過一間由該董事及其家族擁有之公司之權益。

附註3：除上述所載外，有關董事亦為一個加拿大全權信託之受託人之一。該全權信託控制擁有本公司24,000股股份之加拿大公司。

(b) 除本通函所披露者外，於最後可行日期，各董事或本公司之行政總裁概無擁有根據披露權益條例第28條，或根據披露權益條例第31條或其附表第一部份被當作或視作擁有本公司或任何聯營公司（定義見披露權益條例）之股本或債務證券之任何權益，或本公司根據披露權益條例第29條須予置存之登記冊內，或根據上市規則所載上市公司董事進行證券交易之標準守則須通知本公司及聯交所之任何權益。

(c) 除下文所披露者外，據董事所知，於最後可行日期，概無任何人士（本公司之董事或行政總裁或其各自之聯繫人士除外）直接或間接擁有附有權利在任何情況下於本公司股東大會上投票之任何類別股本面值10%或以上之權益或認股權權益。

名稱	股份數目	已發行股本百份比
中國國際信托投資公司（「北京中信」）	632,134,285	28.87%
中信香港	632,134,285	28.87%
Heedon Corporation	496,386,285	22.67%
Honpville Corporation	310,988,221	14.20%
Rockhampton Investments Limited	292,000,000	13.33%
Bloomfield Enterprises Corp.	292,000,000	13.33%
Earnplex Corporation	292,000,000	13.33%

按披露權益條例第8(2)條，中信香港透過下列全資附屬公司間接成為本公司之主要股東：

中信香港之附屬公司名稱	股份數目	已發行股本百份比
Affluence Limited	43,266,000	1.98%
Winton Corp.	30,718,000	1.40%
Westminster Investment Inc.	101,960,000	4.66%
Jetway Corp.	20,462,000	0.93%
Cordia Corporation	32,258,064	1.47%
Honpville Corporation	310,988,221	14.20%
Hainsworth Limited	82,482,000	3.77%
Southpoint Enterprises Inc.	10,000,000	0.46%

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.均分別實益持有本公司之股份，因此Honpville Corporation亦為本公司之主要股東。

北京中信為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司，而Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，北京中信在本公司之權益與中信香港在本公司之權益重疊。中信香港在本公司之權益與其上述所有直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益與其上述所有直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited於本公司之權益與其上述直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd.於本公司之權益與其上述直接擁有之附屬公司於本公司之權益重疊。

Rockhampton Investments Limited 乃 Bloomfield Enterprises Corp.之全資附屬公司，因而亦是Earnplex Corporation之全資附屬公司。因此，Earnplex Corporation於本公司之權益，與其上述直接及間接擁有之附屬公司於本公司之權益重疊。

(d) 除下文所披露者外，據董事所知，於最後可行日期，概無任何其他人士（本公司之董事、行政總裁或其各自之聯繫人士除外）直接或間接擁有附有權利在任何情況下於本公司下列附屬公司之股東大會上投票之任何類別股本面值10%或以上權益，或於有關股本之任何購股權中擁有權益：—

附屬公司名稱	股東名稱	已發行股本百分比
Adwood Company Limited	Silverstone Assets Limited	30%
式雅洋服有限公司	關華先生	29%
大昌—港龍機場地勤設備服務有限公司	港龍航空有限公司	30%
大昌猛獅汽車有限公司	Karl Heinz Laban先生	20%
太湖投資開發有限公司	無錫市對外貿易公司	33.33%
合眾—五十鈴汽車有限公司	Isuzu Motors Limited	40%

附屬公司名稱	股東名稱	已發行股本百分比
恒順發有限公司	恒威投資有限公司	11.8%
	偉倫有限公司	11.8%
	梁鉥琚先生（已故）	11.8%
華聯豐有限公司	伯利衡投資管理有限公司	15%
	偉倫有限公司	15%
高樂置業有限公司	伯利衡投資管理有限公司	40%
新香港隧道有限公司	Kumagai International Limited	13.875%
大昌－港龍空運設備有限公司	Nordisk Aviation Products Asia Limited	30%
華新控股有限公司	IBP Caribbean Inc.	45%
新競有限公司	Perdue Farms Incorporated	40%
永聯容器有限公司	夏永先生	30%
	夏耀良先生	19%
Goldenburg Properties Limited	Gorich Traders Limited	30%
大昌－港龍航材支援有限公司	港龍航空有限公司	30%
亮億有限公司	Jungle Investment Limited	10%
源森有限公司	Grace Capital Limited	10%
運城企業有限公司	Super Highway Holdings Corp.	20%
DCH & JK Foods Co., Ltd.	Jackie's Kitchen Japan Co., Ltd.	20%
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38%

附屬公司名稱（於中國成立之合營公司（附註））	股東名稱	註冊資本百分比
深圳中糧大昌食品有限公司	深圳市中糧貿易發展有限公司	30%
廣東大昌食品有限公司	廣東國際貿易旅游有限公司	30%
江陰興澄鋼材有限公司	江陰鋼廠	45%
江陰興澄特種鋼鐵有限公司	江陰鋼廠	45%
江蘇泰富興澄特殊鋼股份有限公司	江陰鋼廠	40.78%
無錫華達電機有限公司	無錫市華達電機廠	45%
上海大昌江南鳳有限公司	上海市農業投資總公司	12.67%
	上海浦東滙侖實業總公司	10.56%
上海大昌雙滙艾波有限公司	河南雙滙投資發展股份有限公司	30%
昆明－大昌汽車服務有限公司	雲南客車廠	30%
廣東精運物流有限公司	廣東省華大物流總公司	10%

附註：

儘管本節載入有關該等合營公司之資料，惟於中國據有關法例成立之合營公司，與本公司於其他司法地區成立之附屬公司具有不同之股本結構，而對於股東大會之概念亦不相同。

(e) 除本通函所披露者外，據董事所知，於最後可行日期，概無人士直接或間接擁有附有權利在任何情況下於本公司或其任何附屬公司之股東大會上投票之任何類別股本面值10%或以上權益。

(f) 除下文所披露者外，於最後可行日期，概無董事於本集團任何成員公司自二零零零年十二月三十一日（即本公司最近期公佈之經審核財務報表結算日期）以來所

買賣或租用或建議買賣或租用之任何資產中擁有任何直接或間接權益：－

於二零零一年六月十二日，本公司一家全資附屬公司（作為買方）與本公司董事榮智健先生（作為賣方）簽訂一份協議，據此，本集團同意以319,003,573.11港元之代價，向榮先生購買其於運城企業有限公司之20%權益。運城企業有限公司乃中國一家固定光纖網絡發展商。

就本通函之內容所述，有關向中信香港收購於中信泰富廣場之應佔權益79.998%及華山公寓100%權益之建議，榮智健先生、范鴻齡先生、莫偉龍先生、常振明先生及劉基輔先生均為本公司董事，亦為中信香港之董事。

(g) 於最後可行日期，概無董事於本集團任何成員公司訂立，並對本集團業務有重大關係之任何合約或安排中擁有任何重要權益。

3. 重大變動

就董事所知，本集團自二零零零年十二月三十一日（即本公司最近期公佈之經審核財務報表編製日期）以來之財務或交易狀況概無出現任何重大不利變動。

4. 專業人士

(a) 下列為曾於本通函提供意見或於本通函曾引述其意見之專業人士之資格：

名稱	資格
簡福飴測量行	物業估值師
德國商業銀行	根據銀行業條例註冊之持牌銀行

（統稱「專業人士」）

(b) 各專業人士概無直接或間接於本集團任何成員公司擁有任何股權，或可認購或提名他人認購本集團任何成員公司證券之任何權益（無論是否可合法執行）。

(c) 各專業人士已就刊發本通函發出書面同意書，同意按本通函之形式及涵義，轉載其函件及引述其名稱，且迄今並無撤回有關同意書。

(d) 自二零零零年十二月三十一日（即本公司最近期公佈之經審核財務報表編製日期）以來，各專業人士概無於本集團任何成員公司已收購、出售或租賃之任何資

產，或於本集團任何成員公司建議收購、出售或租賃之任何資產中直接或間接擁有任何權益。

(e) 各專業人士於本通函刊發日期提供之函件及推薦意見，乃為載於本通函而提供。

5. 訴訟

據董事所知，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，本公司或其任何附屬公司亦無尚未了結或提出造成威脅或面臨重大訴訟或索償。

6. 服務合約

本公司或其任何附屬公司概無與任何董事或候任董事訂立或建議訂立不可由其僱主於一年內免付賠償(法定賠償除外)而予以終止之服務合約。

7. 一般資料

(a) 本公司之股份登記處為登捷時有限公司，地址為香港夏慤道10號和記大廈4樓。

(b) 本公司之秘書為曹敏慧女士，ACIS, MA。

(c) 本公司之註冊辦事處位於香港中環添美道1號中信大廈32樓。

(d) 本通函之中英文本倘有歧義，概以英文本為準。

8. 備查文件

下列文件之副本由即日起至二零零二年一月十八日(包括該日)之一般辦公時間內，在本公司註冊辦事處可供查閱，地址為香港中環添美道1號中信大廈32樓：—

(a) Eldwin協議；

(b) 安百協議；

(c) 德國商業銀行函件；

(d) 本通函附錄一所載簡福飴測量行對中信泰富廣場及華山公寓之估值；及

(e) 本附錄第4段所述之同意書。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立之有限公司)

茲通告中信泰富有限公司(「本公司」)謹訂於二零零二年一月十八日星期五上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓泰山廳舉行股東特別大會,藉以考慮並酌情通過下列決議案(不論有否修訂):

普通決議案

「**動議**:

(a) 批准、確認及追認Eldwin協議(定義見本公司於二零零二年一月二日致股東之通函(「該通函」),註有「A」字樣之副本已提交大會並由大會主席簽署以資識別)及其項下之各交易;

(b) 批准、確認及追認安百協議(定義見該通函,註有「B」字樣之副本已提交大會並由大會主席簽署以資識別)及其項下之各交易;及

(c) 授權本公司任何一位董事(「董事」)作出及辦理該位董事認為必須、合宜或適當之一切行動及事宜,以及簽訂及採取該位董事認為必須、合宜或適當之一切文件及步驟,以執行及/或落實Eldwin協議、安百協議及兩份協議項下之各交易,包括該位董事認為必須、合宜或適當之任何變更。」

承董事會命
公司秘書
曹敏慧

香港,二零零二年一月二日

註冊辦事處:
香港
中環
添美道1號
中信大廈32樓

附註：

1. 凡有權出席大會並於會上投票之股東，均可委任一名代表出席，及於以股數表決時代其投票。受委代表毋須為本公司股東。隨函奉附大會之代表委任表格。

2. 如屬聯名股東，排名首位之股東親身或由受委代表投票後，其他聯名股份持有人概不得投票。就此而言，排名先後乃按照本公司股東名冊內之排名次序而定。

3. 本代表委任表格連同經簽署之授權書（如有）或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須早於大會或其任何續會指定舉行時間不少於48小時前送達本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，方為有效。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

FORM OF PROXY

Form of proxy used by shareholders at the Extraordinary General Meeting ("the Meeting") of CITIC Pacific Limited 中信泰富有限公司 ("the Company") to be held at Taishan Room, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m. on Friday, 18 January 2002.

I/We[(a)] ______________________________

of ______________________________

being the registered holder(s) of ______________________________

shares[(b)] of HK$0.40 each in the capital of the Company, **HEREBY APPOINT THE CHAIRMAN OF THE MEETING**

or [(c)] ______________________________

of ______________________________

as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) of the Company to be held at Taishan Room, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m. on Friday, 18 January 2002 for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the Notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolution as indicated below[(d)].

RESOLUTION	FOR	AGAINST
1. Ordinary Resolution[(e)]		

Dated this ____________________ day of ____________________ 2002

Shareholder's signature ______________________________

Notes:

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(e) The full text of the resolution appears in the Notice of the Meeting contained in the circular to the shareholders of the Company dated 2 January 2002.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer or attorney duly authorised.

(g) In the case of joint holders of a share, the vote of the person whose name stands first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

(h) To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting or any adjournment thereof.

(i) The proxy need not be a member of the Company. A member may appoint more than one proxy to attend in the same occasion.

(j) Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立之有限公司）

代表委任表格

中信泰富有限公司（「本公司」）謹訂於二零零二年一月十八日星期五上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓泰山廳舉行之股東特別大會（「大會」）之代表委任表格。

本人／吾等[a] ____,
地址為 ____,
為本公司股本中每股面值0.40港元股份 ______________________ 股[b]
之登記持有人，**茲委任大會主席或**[c] ______________________________
地址為 ____
為本人／吾等之代表，代表本人／吾等出席本公司於二零零二年一月十八日星期五上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓泰山廳舉行之大會（及其任何續會），以考慮並酌情通過大會通告所載之普通決議案，並於大會（及其任何續會）代表本人／吾等以本人／吾等名義依照下列指示[d]投票表決有關普通決議案。

決議案	贊成	反對
1. 普通決議案[e]		

日期：二零零二年 __________ 月 __________ 日

股東簽署：______________________________

附註：

(a) 請用**正楷**填上全名及地址。

(b) 請填上以 閣下名義登記之股份數目。如不填上股份數目，則本代表委任表格將被視為代表所有以 閣下名義登記之本公司股份。

(c) 如擬委派大會主席以外之其他人士為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

(d) 注意： **閣下如欲投票贊成決議案，請在適當之「贊成」欄內填上「✓」號，如欲投票反對決議案，則請在適當之「反對」欄內填上「✓」號。**如未有在投票欄內作出指示，則受委代表將有權自行決定如何投票。至於大會通告所述者以外而正式提呈大會之其他決議案，受委代表亦有權自行決定如何投票。

(e) 本決議案之詳情載於本公司於二零零二年一月二日致各股東之通函內之大會通告。

(f) 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，如股東為公司，則必須蓋上公司印鑑或經由公司負責人或正式授權人簽署。

(g) 如屬聯名股東，而於本公司股東名冊上排名首位之持有人已投票，則不論其為親自或委派代表出席，其他聯名股東均無權投票。

(h) 本代表委任表格連同簽署人之授權書（如有）或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本最遲須於大會或其任何續會舉行時間不少於四十八小時前交回本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，方為有效。

(i) 受委代表毋須為本公司股東，股東可委任多於一位代表出席大會。

(j) 閣下於填妥並交回代表委任表格後，仍可親自出席大會並於會上投票。

PRESS RELEASE

CITIC PACIFIC

DISPOSAL OF THE ENTIRE INTEREST IN CHINA EXPRESS NO.1 BACKBONE NETWORK AND ACQUISITION OF AN OPTION

(Hong Kong, January 14, 2002) – CITIC Pacific Limited ("CITIC Pacific") today announced that it has reached an agreement with China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") to sell (the "Sale") its entire 80% interest in the China Express No.1 Backbone Network ("Network") to CITIC HK at the consideration of HK$1,624,712,056, plus the actual amount advanced by CITIC Pacific from the day immediately after the date of the agreement upto completion of the Sale and the interest for such period (based on the actual cost of funds to CITIC Pacific).

CITIC HK intends to use its interest in the Network acquired under the Sale to invest (whether directly or indirectly) in the telecommunications business in the PRC together with CITIC Beijing and other appropriate partners.

The consideration is based on the actual investment cost of CITIC Pacific in the Network. The total equity value of the Network has been valued at HK$2,038.25 million by Sallmanns (Far East) Limited as at 14 January 2002. At 80% of the said valuation (representing the interest of CITIC Pacific in the Network), the aggregate consideration represents a discount of 0.36% to such valuation.

To keep CITIC Pacific in position to participate fully in the telecommunications business in the PRC once the PRC regulatory environment so allows, CITIC HK has simultaneously granted an option ("Option") to CITIC Pacific, exercisable when all conditions precedent relating to the Option are satisfied, to acquire from CITIC HK at cost plus interest (based on the actual cost of funds to CITIC HK) CITIC HK's entire interest, whether direct or indirect, in the telecommunications business in the PRC derived from the investment by CITIC HK of the 80% interest in the Network acquired under the Sale. The Option is valid for 6 years from completion of the Sale. The exercise of the Option is conditional upon (i) CITIC HK's investment of the Network in the PRC telecommunications business; (ii) PRC laws permitting foreign ownership in PRC telecommunications businesses; and (iii) the obtaining of any other consents required under any other PRC regulations or laws.

CITIC Pacific started investing in the Network in 2000. In order for the Network to become operational and to start to generate revenue, a comprehensive set of relevant licences is required. Under the current regulations CITIC Beijing is precluded from applying for such licences unless the Network is wholly owned, whilst the current position of CITIC Pacific is uncertain as its participation in the telecommunication business in the PRC is subject to the

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

laws and regulations of the PRC applicable following China's accession to the World Trade Organisation. In order to manage such uncertainty, but at the same time to keep CITIC Pacific in position to participate fully in the telecommunication business in the PRC once the PRC regulatory environment so allows, the Directors have negotiated the Sale and the Option. CITIC Pacific's directors are of the view that the Sale and the Option are in the best interests of CITIC Pacific.

CITIC Pacific remains committed to providing basic infrastructure through tunnels, bridges, power stations, airlines and communications. CITIC Pacific will continue to develop its communications and other infrastructure business. CITIC Pacific's financial position continues to be very strong. It enjoys excellent liquidity and financial flexibility to achieve its goals and the Directors remain confident of CITIC Pacific's continuing growth.

The Sale and the grant of the Option constitute connected transactions for CITIC Pacific under the Listing Rules and are subject to approval by the independent shareholders. An extraordinary general meeting of CITIC Pacific will be convened as soon as possible to approve the transactions.

- END -

<u>Enquires</u>

Mr. Henry Fan
Managing Director
Tel: (852)2820-2213

Mr. Henry Fan will be pleased to answer any enquires in person at the Board Room of CITIC Pacific Limited on 30/F., CITIC Tower at 6:30 p.m. today.

<u>Publication on Website</u>

Full version of the press announcement will be posted on the Company's website (www.citicpacific.com).

SCMP

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The Directors announce that on 14 January 2002, CITIC Pacific Limited ("CITIC Pacific") and CITIC Pacific Communications Limited (a wholly owned subsidiary of CITIC Pacific) agreed to sell (the "Sale") to China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") their entire 80% interest in the Network for HK$1,624,712,056 (subject to adjustment as described below), which sale price is based on cost plus interest reflecting the actual cost of funds to CITIC Pacific.

CITIC HK intends to use its interest in the Network acquired under the Sale to invest (whether directly or indirectly) in the telecommunications business in the PRC together with CITIC Beijing and other appropriate partners.

To keep CITIC Pacific in position to participate fully in the telecommunications business in the PRC once the PRC regulatory environment so allows, CITIC HK has simultaneously granted an option ("Option") to CITIC Pacific, exercisable when all conditions precedent relating to the Option as described hereunder are satisfied, to acquire from CITIC HK at cost plus interest (based on the actual cost of funds to CITIC HK) CITIC HK's entire interest, whether direct or indirect, in the telecommunications business in the PRC derived from the investment by CITIC HK of the 80% interest in the Network acquired under the Sale ("*Telecommunications Investment*"). The Option is valid for six years from Completion.

The Sale is effected through the sale of Supreme Image and First Honour, which in aggregate hold an 80% interest in Lucky Zone and assignment of shareholder loans due to CITIC Pacific from Supreme Image and First Honour. Lucky Zone is the developer of the Network.

As CITIC HK holds approximately 28.87% of the existing issued share capital of CITIC Pacific and is therefore a connected person of CITIC Pacific, the Sale and the Option constitute a connected transaction for CITIC Pacific under Chapter 14 of the Listing Rules and is subject to approval by the Independent Shareholders.

SALE AGREEMENT

Date of the Sale Agreement

14 January 2002

Parties

Seller: CITIC Pacific and CITIC Pacific Communications Limited (a wholly-owned subsidiary of CITIC Pacific)

Purchaser: CITIC HK

Assets sold under the Sale Agreement

Supreme Image Sale Share: one share of US$1.00 in the share capital of Supreme Image, being the entire issued share capital of Supreme Image.

Supreme Image Shareholder's Loan: the benefit of the shareholder's loan due by Supreme Image to CITIC Pacific at Completion (which amounted to HK$1,214,274,853 on 14 January 2002 and is repayable on demand).

First Honour Sale Share: 1 share of US$1.00 in the share capital of First Honour, being the entire issued share capital of First Honour.

First Honour Shareholder's Loan: the benefit of the shareholder's loan due by First Honour to CITIC Pacific at Completion (which amounted to HK$410,437,187 on 14 January 2002 and is repayable on demand).

The sole assets of Supreme Image and First Honour are an 80% shareholding interest in Lucky Zone and a prorata shareholder's loan to Lucky Zone. Lucky Zone is the developer of a fixed optical fibre backbone network known as the China Express No.1 Backbone Network. The unaudited consolidated net loss of Lucky Zone attributable to Supreme Image and First Honour for the years ended 31 December 2000 and 31 December 2001 was HK$1 million and HK$5 million respectively. The book value of CITIC Pacific's investment in the Network (being CITIC Pacific's total 80% interest in the Network) as at 14 January 2002 was HK$1,624,712,056.

CITIC Pacific is at present an 80% partner in the Network with CITIC Beijing a 20% partner. Upon Completion, CITIC Pacific will have no further interest in the Network, except through the Option (described below).

The chart below shows the holdings in the Network at present and immediately after the completion of the Sale.

Existing ownership of the Network


CITIC Pacific
100%
CITIC Pacific Communications Ltd
CITIC Beijing
100%
Super Highway Holdings Corp

telecommunications businesses; and (iii) the obtaining of any other consents required under any other PRC regulations or laws.

If any of the above conditions precedent is not satisfied during the six years following Completion, the Option will lapse at the end of such six year period. In the event the PRC laws permit such foreign ownership in stages, the Option will be exercisable also in stages.

CITIC HK will, upon fulfillment of the above conditions precedent (for each stage if applicable), give immediate written notice to CITIC Pacific with details of the Telecommunications Investment. CITIC Pacific will have the right to acquire from CITIC HK the *Telecommunications Investment* at cost plus interest (being the actual cost of funds to CITIC HK of the Telecommunications Investment to be acquired).

The Option is exercisable each time within two months of the giving by CITIC HK of each such notice.

Such acquisition(s) upon each exercise of the Option will be subject to, inter alia, CITIC Pacific obtaining any necessary consents under the *Listing Rules*.

REASONS FOR THE SALE AND THE OPTION

CITIC Pacific started investing in the Network in 2000 with the aim of participating in the telecommunications business in the PRC as and when allowed. The operation and management of the Network is handled by CITIC Beijing and CITIC Pacific is restricted from participating in such operation and management under PRC law.

In order for the Network to become operational and to start to generate revenue, a comprehensive set of relevant licences is required under PRC law. Under the current regulations in the PRC, CITIC Beijing is precluded from applying for such licences unless the Network is wholly owned, whilst the current position of CITIC Pacific is uncertain as its participation in the telecommunication business in the PRC is subject to the laws and regulations of the PRC applicable following China's accession to the World Trade Organisation. In order to manage such uncertainty, but at the same time to keep CITIC Pacific in position to participate fully in the telecommunication business in the PRC once the PRC regulatory environment so allows, the Directors have negotiated the Sale and the Option.

CITIC Pacific's directors, including the independent non-executive directors, are of the view that the Sale and the Option are in the best interests of CITIC Pacific and Independent Shareholders.

CITIC Pacific remains committed to providing basic infrastructure through tunnels, bridges, power stations, airlines and communications. CITIC Pacific will continue to develop its communications and other infrastructure business. CITIC Pacific's financial position continues to be very strong. It enjoys excellent liquidity and financial flexibility to achieve its goals and the Directors remain confident of CITIC Pacific's continuing growth.

The proceeds of the Sale would be retained as general working capital for CITIC Pacific and has not been earmarked for any specific use.

CONNECTED TRANSACTION IMPLICATIONS



Super Highway Holdings Corp
100%
100%
Supreme Image
First Honour
60%
20%
20%
Lucky Zone
100%
Network

Structure immediately after Completion



CITIC HK
CITIC Beijing
100%
100%
100%
Supreme Image
First Honour
Super Highway Holdings Corp
60%
20%
20%
Lucky Zone
100%
Network

Consideration under the Sale

The aggregate consideration for the Sale is HK$1,624,712,056 (being the investment cost plus actual cost of funds of CITIC Pacific's investment in the Network up to 14 January 2002); plus (i) interest from 15 January 2002 up to Completion reflecting the actual cost of such funds for such period; plus (ii) the actual amount advanced by CITIC Pacific to Supreme Image and First Honour from 15 January 2002 to Completion; plus (iii) interest on the amount so advanced reflecting the actual cost of funds for such advance for such period. The total amount for the adjustment (i) to (iii) shall not exceed HK$20,000,000. The consideration is payable upon Completion either in HK$ or US$.

The consideration was arrived at after arm's length negotiations between CITIC Pacific and CITIC HK and is based on the actual investment cost of CITIC Pacific in the Network. The fibre optic cable network installation has been valued by the Valuer as at 14 January 2002 at HK$2,407.18 million and the related equipment contracted as at 14 January 2002 has been valued by the Valuer at HK$863.10 million. After deducting the unpaid portion of the committed total contract value and adjusting the net liabilities, the total equity value of the Network has been valued at HK$2,038.25 million by the Valuer as at 14 January 2002. At 80% of the said valuation (representing the equity interest of First Honour and Supreme Image in Lucky Zone), the aggregate consideration represents a discount of 0.36% to such valuation.

Conditions to the Sale and Completion of the Sale

The Sale is conditional upon approval by Independent Shareholders at the EGM on or before 28 February 2002.

Completion will take place within 15 business days following the Sale Agreement becoming unconditional (or such other date as the parties may agree).

At Completion, CITIC HK will (other than in relation to the leasing agreement described below) either (i) procure that CITIC Pacific will be released with effect from Completion from various guarantees given by CITIC Pacific to commercial banks to secure the borrowings of Lucky Zone and its subsidiaries; or (ii) will ensure that the underlying borrowings are repaid at Completion or the next interest payment date following Completion (in which case irrevocable notice of repayment will be given with sufficient funds deposited by CITIC HK with CITIC Pacific or the relevant institutions in order for repayment to be made on the next interest payment date).

As at 14 January 2002, the aggregate principal and interest outstanding under a leasing agreement owed by a subsidiary of Lucky Zone to an independent third party was approximately RMB52 million (equivalent to approximately HK$49 million) of which 80% is severally guaranteed by CITIC Pacific. CITIC HK has undertaken that it will use all reasonable endeavours to procure that CITIC Pacific will be fully and effectively released from its obligations under this leasing agreement as soon as possible after Completion and will keep CITIC Pacific indemnified against any and all liabilities which may be suffered or incurred by CITIC Pacific under such leasing agreement.

OPTION AGREEMENT

Date of the Option Agreement

14 January 2002

Parties

Grantor: CITIC HK
Holder: CITIC Pacific

Subject matter of the Option

CITIC HK intends to use its 80% interest in the Network acquired under the Sale to invest (whether directly or indirectly) in the telecommunications business in the PRC together with CITIC Beijing and other appropriate partners.

The Option is a call option exercisable by CITIC Pacific over the Telecommunications Investment.

Consideration for the grant of the Option

The consideration for the grant of the Option is the payment by CITIC Pacific to CITIC HK of HK$10 and the agreement by CITIC Pacific to enter into the Sale Agreement.

Conditions to the Option, exercise of the Option and consideration for each exercise of the Option

The grant of the Option is conditional upon the completion of the Sale.

The exercise of the Option is conditional upon (i) CITIC HK's investment of the Network in the

not been earmarked for any specific use.

CONNECTED TRANSACTION IMPLICATIONS

As CITIC HK holds approximately 28.87% of the existing issued share capital of CITIC Pacific and is therefore a connected person of CITIC Pacific, the Sale and the Option constitute a connected transaction for CITIC Pacific under the Listing Rules and is subject to approval by the Independent Shareholders. CITIC HK and its associates who together hold approximately 28.87% of the existing issued share capital of CITIC Pacific have confirmed that they would abstain from voting on the Sale and the Option at the EGM.

An independent board committee comprising Messrs. Hansen Loh Chung Hon and Willie Chang, being independent non-executive directors of CITIC Pacific, has been established for the purpose of considering the terms of the Sale and the Option and giving a recommendation to the Independent Shareholders in respect of the Sale and the Option. An independent financial adviser will be appointed to advise the independent board committee of CITIC Pacific in relation to the Sale and the Option.

A circular containing, inter alia, details of the Sale and the Option, the recommendation from the independent board committee of CITIC Pacific, the advice from the independent financial adviser, the independent valuation report on the Network and a notice of the EGM to approve the Sale and the Option will be despatched to shareholders of CITIC Pacific as soon as practicable.

DEFINITIONS

"CITIC Beijing"	China International Trust and Investment Corporation, the holding company of CITIC HK
"CITIC HK"	China International Trust & Investment Corporation Hong Kong (Holdings) Limited, a substantial shareholder of CITIC Pacific
"CITIC Pacific"	CITIC Pacific Limited
"Completion"	completion of the Sale which will be by the 15th business day following the approval of the Sale by Independent Shareholders or such later date as the parties may agree
"connected person"	as defined in the Listing Rules
"Directors"	directors of CITIC Pacific
"EGM"	the extraordinary general meeting of CITIC Pacific to be convened for approving the Sale and the Option
"First Honour"	First Honour Investments Ltd
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars
"Independent Shareholders"	the shareholders of CITIC Pacific other than CITIC HK and its associates (as such term is defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky Zone"	Lucky Zone Enterprises Inc
"Network"	the China Express No.1 Backbone Network, a fixed optical fibre network in the PRC
"Option"	an option granted by CITIC HK to CITIC Pacific, exercisable when all conditions precedent relating to the Option are satisfied, to acquire from CITIC HK, at cost plus interest, the Telecommunications Investment
"PRC"	the People's Republic of China excluding, for the purpose of this announcement, Hong Kong, Macau Special Administrative Region and Taiwan
"RMB"	Renminbi
"Sale"	the sale by CITIC Pacific and CITIC Pacific Communications Limited to CITIC HK of their entire 80% interest in the Network for HK$1,624,712,056 (subject to adjustment)
"Sale Agreement"	the agreement dated 14 January 2002 between (i) CITIC Pacific, (ii) CITIC Pacific Communications Limited and (iii) CITIC HK in relation to the Sale
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	as defined in the Listing Rules
"Supreme Image"	Supreme Image Holdings Inc
"Telecommunications Investment"	CITIC HK's entire interest, whether direct or indirect, in the telecommunications business in the PRC derived from the investment by CITIC HK of the 80% interest in the Network acquired under the Sale
"Valuer"	Sallmanns (Far East) Limited, an independent third party not connected with CITIC Pacific, its directors, chief executive or substantial shareholders or any of its subsidiaries or any of their respective associates

By Order of the Board
Alice Tso Mun Wai
Company Secretary

(The exchange rate of Renminbi to Hong Kong dollars quoted in this announcement adopts a rate of RMB1 equivalent to HK$0.943; the exchange rate of US dollars to Hong Kong dollars quoted in this announcement adopts a rate of US$1 equivalent to HK$7.8.)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
Sale of interests in the China Express No. 1 Backbone Network to China International Trust & Investment Corporation Hong Kong (Holdings) Limited and acquisition of an option

Independent Financial Adviser to the Independent Board Committee

COMMERZBANK

COMMERZBANK AG HONG KONG BRANCH

A letter from the Independent Board Committee is set out on page 11 of this circular. A letter from Commerzbank to the Independent Board Committee is set out on pages 12 to 16 of this circular.

A notice convening an extraordinary general meeting of CITIC Pacific Limited to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m on Thursday, 7 February 2002 is set out on page 27 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

22 January 2002

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associates"	as defined in the Listing Rules
"CITIC Beijing"	China International Trust and Investment Corporation 中國國際信托投資公司, the holding company of CITIC HK
"CITIC HK"	China International Trust & Investment Corporation Hong Kong (Holdings) Limited 中國國際信托投資(香港集團)有限公司, a substantial shareholder of CITIC Pacific
"CITIC Pacific" or the "Company"	CITIC Pacific Limited 中信泰富有限公司
"Completion"	completion of the Sale which will be by the 15th business day following the approval of the Transactions by Independent Shareholders or such later date as the parties may agree
"connected person"	as defined in the Listing Rules
"Directors"	directors of CITIC Pacific
"EGM"	the extraordinary general meeting of CITIC Pacific to be convened for approving the Transactions
"First Honour"	First Honour Investments Ltd., a company incorporated in the British Virgin Islands
"Group"	CITIC Pacific and its subsidiaries or, where the context so requires, any of them
"HK$"	Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board comprising Mr. Hansen Loh Chung Hon and Mr. Willie Chang, who are independent non-executive Directors
"Independent Financial Adviser" or "Commerzbank"	Commerzbank AG Hong Kong Branch, a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee
"Independent Shareholders"	the shareholders of CITIC Pacific other than CITIC HK and its associates (as such term is defined in the Listing Rules)

"Latest Practicable Date"	15 January 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Leasing Agreement"	a lease agreement dated 31 October 2000 entered into by Shanghai Golden Link Limited (a subsidiary of Lucky Zone) and IBM Leasing Company Limited, an independent third party, and as varied and supplemented by a supplementary agreement for changing the respective portion of the guaranteed indebtedness dated 24 July 2001
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky Zone"	Lucky Zone Enterprises Inc., a company incorporated in the British Virgin Islands and the developer of the Network
"Network"	the China Express No.1 Backbone Network, a fixed optical fibre network in the PRC
"Option"	an option granted by CITIC HK to CITIC Pacific, exercisable by CITIC Pacific when all conditions precedent relating to the Option are satisfied, to acquire from CITIC HK, at cost plus interest, the Telecommunications Investment
"Option Agreement"	the agreement dated 14 January 2002 between (i) CITIC HK and (ii) CITIC Pacific in relation to the Option
"PRC"	the People's Republic of China excluding, for the purpose of this circular, Hong Kong, Macau Special Administrative Region and Taiwan
"RMB"	Renminbi
"Sale"	the sale by CITIC Pacific and CITIC Pacific Communications Limited to CITIC HK of their entire 80% interest in the Network for HK$1,624,712,056 (subject to adjustment)
"Sale Agreement"	the agreement dated 14 January 2002 between (i) CITIC Pacific, (ii) CITIC Pacific Communications Limited and (iii) CITIC HK in relation to the Sale
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Securities Ordinance"	Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

"Share(s)"	share(s) of HK$0.40 each in the capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	as defined in the Listing Rules
"Supreme Image"	Supreme Image Holdings Inc., a company incorporated in the British Virgin Islands
"Telecommunications Investment"	CITIC HK's entire interest, whether direct or indirect, in the telecommunications business in the PRC derived from the investment by CITIC HK of the 80% interest in the Network acquired under the Sale
"Transactions"	the entering into of the Sale Agreement and the Option Agreement
"Valuer" or "Sallmanns"	Sallmanns (Far East) Limited, an independent third party not connected with the Company, its directors, chief executive or substantial shareholders or any of its subsidiaries or any of their respective associates
"%"	per cent.

(Unless otherwise stated, the exchange rate of Renminbi to Hong Kong dollars quoted in this circular adopts a rate of RMB1 equivalent to HK$0.943; the exchange rate of US dollars to Hong Kong dollars quoted in this circular adopts a rate of US$1 equivalent to HK$7.8)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Vernon Francis Moore *(Deputy Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Norman Yuen Kee Tong *(Deputy Managing Director)*
Robert Ernest Adams *(Executive Director)*
Zhang Yichen *(Executive Director)*
Yao Jinrong *(Executive Director)*
Chang Zhenming *(Executive Director)*
Li Shilin *(Executive Director)*
Carl Yung Ming Jie *(Executive Director)*
Liu Jifu *(Executive Director)*
** Willie Chang
** Hamilton Ho Hau Hay
** Alexander Reid Hamilton
** Hansen Loh Chung Hon
** Norman Ho Hau Chong
** Chau Cham Son
* André Desmarais

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

* *Non-executive Director*
** *Independent non-executive Director*

22 January 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
Sale of interests in the China Express No. 1 Backbone Network to China International Trust & Investment Corporation Hong Kong (Holdings) Limited and acquisition of an option

INTRODUCTION

On 14 January 2002, the Company entered into the Sale Agreement and the Option Agreement with CITIC HK in relation to the Company's interests in the Network. The Transactions constitute

connected transactions of the Company under the Listing Rules and are subject to approval by the Independent Shareholders at the EGM. Commerzbank AG Hong Kong Branch has been appointed as the Independent Financial Adviser to advise the Independent Board Committee on the Transactions. A valuation report has been made by Sallmanns to advise on the valuation of the Network.

The purpose of this circular is to provide you with details of the Transactions and to seek your approval of the Transactions at the EGM.

DETAILS OF THE SALE AGREEMENT

Date: 14 January 2002

Parties: CITIC Pacific and CITIC Pacific Communications Limited (a wholly-owned subsidiary of CITIC Pacific) as vendor
CITIC HK as purchaser

Assets: the entire issued share capital of Supreme Image;

a shareholder's loan due by Supreme Image to CITIC Pacific at Completion (which amounted to HK$1,214,274,853 on 14 January 2002 and is repayable on demand);

the entire issued share capital of First Honour; and

a shareholder's loan due by First Honour to CITIC Pacific at Completion (which amounted to HK$410,437,187 on 14 January 2002 and is repayable on demand).

Lucky Zone

The sole assets of Supreme Image and First Honour are an 80% shareholding interest in Lucky Zone and a prorata shareholder's loan to Lucky Zone. Lucky Zone is the developer of a fixed optical fibre backbone network known as the China Express No.1 Backbone Network. The unaudited consolidated net loss of Lucky Zone attributable to Supreme Image and First Honour for the years ended 31 December 2000 and 31 December 2001 was HK$1 million and HK$5 million respectively. The book value of CITIC Pacific's investment in the Network (being CITIC Pacific's total 80% interest in the Network) as at 14 January 2002 was HK$1,624,712,056. The combined net asset value before the two shareholder's loan from CITIC Pacific of Supreme Image and First Honour as at 14 January 2002 as above was approximately HK$1,618 million (being the aggregate of HK$1,209 million for Supreme Image and HK$409 million for First Honour). The sole asset of Lucky Zone is the Network.

CITIC Pacific is at present an 80% partner in the Network with CITIC Beijing a 20% partner. Upon Completion, CITIC Pacific will have no further interest in the Network, except through the Option (details of which are described below).

Structure and ownership of the Network

The chart below shows the holdings in the Network at present and immediately after the completion of the Sale.

Existing ownership of the Network


CITIC Pacific
100%
CITIC Beijing
100%
CITIC Pacific
Communications Ltd
Super Highway
Holdings Corp
100%
100%
Supreme Image
First Honour
60%
20%
20%
Lucky Zone
100%
Network

Structure immediately after Completion


CITIC HK
CITIC Beijing
100%
100%
100%
Supreme Image
First Honour
Super Highway
Holdings Corp
60%
20%
20%
Lucky Zone
100%
Network

Consideration under the Sale

The aggregate consideration for the Sale is HK$1,624,712,056 (being the investment cost plus actual cost of funds of CITIC Pacific's investment in the Network up to 14 January 2002); plus (i) interest from 15 January 2002 up to Completion reflecting the actual cost of such funds for such period; plus (ii) the actual amount advanced by CITIC Pacific to Supreme Image and First Honour from 15 January 2002 to Completion; plus (iii) interest on the amount so advanced reflecting the actual cost of funds for such advance for such period. The total amount for the adjustment (i)

to (iii) shall not exceed HK$20,000,000. The consideration is payable upon Completion either in HK$ or US$.

The consideration was arrived at after arm's length negotiations between CITIC Pacific and CITIC HK and is based on the actual investment cost of CITIC Pacific in the Network. The fibre optic cable network installation has been valued by the Valuer as at 14 January 2002 at HK$2,407.18 million and the related equipment (which includes the equipment for transmission and data processing and auxiliary facilities for supporting stations) contracted as at 14 January 2002 has been valued by the Valuer at HK$863.10 million. After deducting the unpaid portion of the committed total contract value and adjusting the net liabilities, the total equity value of the Network has been valued at HK$2,038.25 million by the Valuer as at 14 January 2002. At 80% of the said valuation (representing the equity interest of First Honour and Supreme Image in Lucky Zone), the aggregate consideration represents a discount of 0.36% to such valuation.

Conditions to the Sale and Completion of the Sale

The Sale is conditional upon approval by Independent Shareholders at the EGM on or before 28 February 2002. Completion will take place within 15 business days following the Sale Agreement becoming unconditional (or such other date as the parties may agree).

At Completion, CITIC HK will (other than in relation to the Leasing Agreement) either (i) procure that CITIC Pacific will be released with effect from Completion from various guarantees given by CITIC Pacific to commercial banks to secure the borrowings of Lucky Zone and its subsidiaries; or (ii) will ensure that the underlying borrowings are repaid at Completion or the next interest payment date following Completion (in which case irrevocable notice of repayment will be given with sufficient funds deposited by CITIC HK with CITIC Pacific or the relevant institutions in order for repayment to be made on the next interest payment date).

As at 14 January 2002, the aggregate principal and interest outstanding under the Leasing Agreement owed by Shanghai Golden Link Limited (a subsidiary of Lucky Zone) to IBM Leasing Company Limited, an independent third party, was approximately RMB52 million (equivalent to approximately HK$49 million) of which 80% is severally guaranteed by CITIC Pacific. CITIC HK has undertaken that it will use all reasonable endeavours to procure that CITIC Pacific will be fully and effectively released from its obligations under the guarantee relating to the Leasing Agreement as soon as possible after Completion and will keep CITIC Pacific indemnified against any and all liabilities which may be suffered or incurred by CITIC Pacific under the Leasing Agreement.

DETAILS OF THE OPTION AGREEMENT

Date: 14 January 2002

Parties: CITIC HK as grantor

CITIC Pacific as option holder

Subject matter of the Option

CITIC HK intends to use its 80% interest in the Network acquired under the Sale to invest (whether directly or indirectly) in the telecommunications business in the PRC together with CITIC Beijing and other appropriate partners.

The Option is a call option exercisable by CITIC Pacific over the Telecommunications Investment.

Consideration for the grant of the Option

The consideration for the grant of the Option is the payment by CITIC Pacific to CITIC HK of HK$10 and the agreement by CITIC Pacific to enter into the Sale Agreement.

Conditions to the Option, exercise of the Option and consideration for each exercise of the Option

The grant of the Option is conditional upon the completion of the Sale.

The exercise of the Option is conditional upon (i) CITIC HK's investment of the Network in the PRC telecommunications business; (ii) PRC laws permitting foreign ownership in PRC telecommunications businesses; and (iii) the obtaining of any other consents required under any other PRC regulations or laws.

If any of the above conditions precedent is not satisfied during the six years following Completion, the Option will lapse at the end of such six year period. In the event the PRC laws permit such foreign ownership in stages, the Option will be exercisable also in stages.

CITIC HK will, upon fulfillment of the above conditions precedent (for each stage if applicable), give immediate written notice to CITIC Pacific with details of the Telecommunications Investment. CITIC Pacific will have the right to acquire from CITIC HK the Telecommunications Investment at cost plus interest (being the actual cost of funds to CITIC HK of the Telecommunications Investment to be acquired).

The Option is exercisable by CITIC Pacific each time within two months of the giving by CITIC HK of each such notice.

Such acquisition(s) upon each exercise of the Option will be subject to, inter alia, CITIC Pacific obtaining any necessary consents under the Listing Rules.

REASONS FOR THE TRANSACTIONS

CITIC Pacific started investing in the Network in 2000 with the aim of participating in the telecommunications business in the PRC as and when allowed. The operation and management of the Network is handled by CITIC Beijing and CITIC Pacific is restricted from participating in such operation and management under PRC law.

In order for the Network to become operational and to start to generate revenue, a comprehensive set of relevant licences is required under PRC law. Under the current regulations in the PRC, CITIC Beijing is precluded from applying for such licences unless the Network is wholly owned, whilst the current position of CITIC Pacific is uncertain as its participation in the telecommunication business in the PRC is subject to the laws and regulations of the PRC applicable following China's accession to the World Trade Organisation. In order to manage such uncertainty, but at the same time to keep CITIC Pacific in position to participate fully in the telecommunication business in the PRC once the PRC regulatory environment so allows, the Directors have negotiated the Sale and the Option.

CITIC Pacific's directors, including the independent non-executive directors, are of the view that the Sale and the Option are in the best interests of CITIC Pacific and Independent Shareholders.

CITIC Pacific remains committed to providing basic infrastructure through tunnels, bridges, power stations, airlines and communications. CITIC Pacific will continue to develop its communications and other infrastructure business. CITIC Pacific's financial position continues to be very strong. It enjoys excellent liquidity and financial flexibility to achieve its goals and the Directors remain confident of CITIC Pacific's continuing growth.

The proceeds of the Sale would be retained as general working capital for CITIC Pacific and have not been earmarked for any specific use.

CONNECTION BETWEEN THE PARTIES

As CITIC HK holds approximately 28.87% of the existing issued share capital of CITIC Pacific and is therefore a connected person of CITIC Pacific, the Transactions constitute a connected transaction for CITIC Pacific under the Listing Rules and is subject to approval by the Independent Shareholders. CITIC HK and its associates who together hold approximately 28.87% of the existing issued share capital of CITIC Pacific have confirmed that they would abstain from voting on the Transactions at the EGM.

EXTRAORDINARY GENERAL MEETING

Set out on page 27 of this circular is a notice convening the EGM to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m. on Thursday, 7 February 2002 for the purpose of considering and, if thought fit, passing the resolution set out therein.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

RECOMMENDATION

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Transactions. The Independent Financial Adviser has been appointed to advise the Independent Board Committee in this respect.

The Independent Board Committee, having taken into account the advice of the Independent Financial Adviser, is of the opinion that the terms of the Transactions are fair and reasonable so far as the Independent Shareholders are concerned and accordingly, recommends that the Independent Shareholders vote in favour of the ordinary resolution regarding the Transactions set out in the notice of EGM at the end of this circular.

The letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee is set out on pages 12 to 16 of this circular. The letter from the Independent Board Committee to the Independent Shareholders containing its recommendation is set out on page 11 of this circular. A valuation report from Sallmanns regarding the valuation of the Network is set out on pages 17 to 19 of this circular.

ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and the Independent Financial Adviser, the valuation of the Network set out in Appendix I to this circular and the general information set out in Appendix II to this circular.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

22 January 2002

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
Sale of interests in the China Express No. 1 Backbone Network and acquisition of an option

We have been appointed as the Independent Board Committee to advise you in connection with the Transactions, details of which are set out in the letter from the Board contained in the circular to the shareholders of the Company dated 22 January 2002 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Commerzbank has been appointed as the independent financial adviser to consider and advise the Independent Board Committee on the terms of the Transactions.

Having considered the terms of the Transactions and the principal factors, reasons and opinion of the Independent Financial Adviser in relation thereto as set out on pages 12 to 16 of the Circular, we are of the opinion that the terms of the Transactions are fair and reasonable so far as the Independent Shareholders are concerned. We therefore recommend that you vote in favour of the ordinary resolution to be proposed at the EGM to approve the Transactions. Your attention is drawn to the letter from the Board and the letter from the Independent Financial Adviser set out in the Circular.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Hansen Loh Chung Hon	**Willie Chang**
Director	*Director*

The following is the text of a letter prepared by the Independent Financial Adviser for the purposes of inclusion in this circular:

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

22 January 2002

The Independent Board Committee
CITIC Pacific Limited
32/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Dear Gentlemen,

CONNECTED TRANSACTIONS

We have been appointed as the independent financial adviser to the Independent Board Committee in relation to the Sale and the Option, details of which are contained in the circular dated 22 January 2002 (the "Circular") to the Independent Shareholders, of which this letter forms part. The expressions used here shall have the same meanings as defined in the Circular unless the context otherwise requires. For purpose of illustration, amounts in RMB have been translated into HK$ at the exchange rate of RMB 1 equivalent to HK$0.943.

CITIC HK, being the purchaser under the Sale and the grantor of the Option, is a connected person of CITIC Pacific as CITIC HK is a substantial shareholder of CITIC Pacific together, with its associates holding approximately 28.87% of the existing issued share capital of CITIC Pacific. In view of this, the Sale and the Option constitute connected transactions for CITIC Pacific under the Chapter 14 of the Listing Rules and are subject to approval by the Independent Shareholders. An Independent Board Committee has been established for the purpose of considering the terms of the Sale and the Option and to advise the Independent Shareholders in respect of the Sale and the Option. We have been appointed by the Independent Board Committee in this connection to advise the Independent Board Committee of CITIC Pacific in relation to the Sale and the Option.

Our role as the independent financial adviser to the Independent Board Committee is to give our opinion as to whether the terms of the Sale and the Option are fair and reasonable and whether the connected transactions are in the interests of CITIC Pacific and the Independent Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by CITIC Pacific. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. We

have also relied on the representations of the Directors that having made all due enquiries and careful decisions, and to the best of their knowledge and belief, there are no other facts or representations, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by the Directors, and for which they are wholly responsible, are true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the terms of the Sale and the Option and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Directors, nor have we conducted any independent in-depth investigation into the business and affairs of CITIC Pacific.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Sale and the Option, we have considered the following principal factors:

1. Structure of the Sale and the Option

Pursuant to the Sale Agreement entered into between CITIC Pacific and CITIC Pacific Communications Limited (a wholly-owned subsidiary of CITIC Pacific) and CITIC HK as at 14 January 2002, CITIC Pacific agreed to sell to CITIC HK and CITIC HK agreed to buy the entire 80% interest owned by CITIC Pacific in the Network for HK$1,624,712,056 subject to the condition precedent to Completion.

The Sale is effected through the sale of Supreme Image and First Honour (both of which are 100% owned by CITIC Pacific Communications Limited and ultimately 100% indirectly owned by CITIC Pacific). Assets sold under the Sale Agreement will comprise of (1) the entire issued share capital of Supreme Image which owns 60% of Lucky Zone; (2) an assignment of the benefit of indebtedness in Supreme Image at Completion (which amounted to HK$1,214,274,853 as at 14 January 2002); (3) the entire issued share capital of First Honour which owns 20% of Lucky Zone; and (4) an assignment of the benefit of indebtedness in First Honour at Completion (which amounted to HK$410,437,187 as at 14 January 2002). Accordingly, Supreme Image and First Honour in aggregate hold an 80% interest in Lucky Zone and were in aggregate indebted to CITIC Pacific in the amount of HK$1,624,712,040 as at 14 January 2002.

Simultaneously, the Option Agreement was entered into between CITIC HK and CITIC Pacific as at 14 January 2002, pursuant to which, CITIC HK agreed to grant CITIC Pacific an option, which is exercisable by CITIC Pacific when all conditions precedent relating to the Option are satisfied, to acquire the whole or part of the entire interest, whether direct or indirect, of CITIC HK, at cost plus interest (based on the actual cost of funds to CITIC HK) in the telecommunications business in the PRC derived from the investment by CITIC HK of the entire 80% interest in the Network which is acquired under the Sale with a term of six years from Completion.

It is stated in the Letter from the Board that the exercise of the Option is conditional upon (1) CITIC HK has to actually invest the Network in the PRC telecommunications business; (2) PRC laws permitting foreign ownership in PRC telecommunications businesses; and (3) obtaining of any other consents required under any other PRC regulations or laws. If any of the conditions is not satisfied during the six years following the Completion, the Option will lapse at the end of the six-year period. If and when the relevant PRC laws permitting such foreign ownership are passed and are effective in stages, the Option will also be exercised in stages. No details on the timetable can be provided at this stage.

We have reviewed and relied on the related documents provided by the Directors in respect of the Sale and the Option. In our opinion, the structure of the Sale and the Option is a normal commercial arrangement. For the conditions precedent imposed in the Option Agreement, we are of the view that they are fair and reasonable to CITIC Pacific and the Independent Shareholders.

2. Reasons for the Sale and the Option

With reference to the reasons for the Sale and the Option as set out under the section headed "Reasons for the Sale and the Option" in the Letter from the Board, we note that it has been CITIC Pacific's long-term strategy to provide basic infrastructure through tunnels, bridges, power stations, airlines and communications. CITIC Pacific started investing in the Network in 2000 with the aim of participating in the telecommunications business in the PRC as and when allowed. The Network is currently under construction and not yet operational. With reference to the valuation report, a total of approximately 26,200 km of the Network has been installed and the remaining approximately 5,100 km is under construction as at 14 January 2002. Due to the restriction of the prevailing PRC laws, the operation and management of the Network is handled by CITIC Beijing and CITIC Pacific is restricted from participating in such operation and management. In order for the Network to become operational and to start generating revenue, a comprehensive set of relevant licenses is required under the prevailing PRC laws. However, CITIC Beijing is precluded from applying for such licenses unless the Network is wholly owned by a PRC entity under the prevailing PRC laws, whilst the current position of CITIC Pacific is uncertain as its participation in the telecommunications business in the PRC is subject to the laws and regulations of the PRC applicable following China's accession to the World Trade Organisation. In this connection, in order to manage such uncertainty, but at the same time to keep CITIC Pacific in a position to participate fully in the telecommunications business in the PRC once the PRC regulatory environment so allows, the Directors have negotiated the Sale and the Option.

Having considered the details of the Sale and the Option, we are of the view that although CITIC Pacific sells the Network pursuant to the Sale Agreement, its long-term investment strategy in the telecommunications business remains intact. The Sale will facilitate CITIC Beijing to obtain licenses required to operate the Network under the prevailing PRC rules and regulations, whilst CITIC Pacific will have an option to re-acquire the interest in the Telecommunications Investment at cost plus interest as and when the PRC regulations allow within six years from Completion. In this context, from the point of view of CITIC Pacific and its Shareholders with reference to the above reasons for the Sale and the Option, we concur with the Directors that the Sale and the Option are fair, reasonable and in the best interests of CITIC Pacific and the Independent Shareholders as a whole.

3. The Consideration

Pursuant to the Sale Agreement, the aggregate consideration for the sale of the entire issued share capital of Supreme Image and First Honour and the sale of the benefit of the indebtedness is HK$1,624,712,056 (being the investment cost plus actual cost of funds of CITIC Pacific's investment in the Network up to 14 January 2002); plus (1) interest from 15 January 2002 up to Completion reflecting the actual cost of such funds for such period; plus (2) the actual amount advanced by CITIC Pacific to Supreme Image and First Honour from 15 January 2002 to Completion; plus (3) interest on the amount so advanced reflecting the actual cost of funds for such advance for such period. The total amount for the adjustment (1) to (3) shall not exceed HK$20,000,000. The consideration is payable upon Completion either in HK$ or US$. The total consideration was determined after arm's length negotiations between CITIC Pacific and CITIC HK.

To assess whether the consideration is fair and reasonable to CITIC Pacific and its Shareholders, we have reviewed the basis of consideration adopted by the Directors and relied on the independent valuation done by the Valuer.

In determining the consideration of HK$1,624,712,056, reference was made by the Directors to the actual investment cost of CITIC Pacific in the Network. It is stated in the Letter from the Board that the book value of CITIC Pacific's investment in the Network (being CITIC Pacific's total 80% interest in the Network) as at 14 January 2002 was HK$1,624,712,056. In other words, the consideration receivable by CITIC Pacific under the Sale Agreement from CITIC HK is equal to the book value. We are of the opinion that the basis of consideration adopted by the Directors is fair and reasonable and is on normal commercial terms.

According to the valuation done by the Valuer, the prevailing market value of the entire equity value of the Network as at 14 January 2002 was HK$2,038.25 million. On this basis, consideration receivable by CITIC Pacific for the sale of the entire equity interest of First Honour and Supreme Image, representing 80% equity interest in the Network, translates into an approximately 0.36% discount to the prevailing market valuation. We are of the opinion that the total equity value of the Network pursuant to the Sale Agreement is derived from fair and reasonable assumptions and basis used and adopted by the Valuer in the valuation report. Therefore, the aggregate consideration receivable by CITIC Pacific pursuant to the Sale Agreement is fair and reasonable and is on normal commercial terms.

4. Payment of Consideration

Pursuant to the terms of the Sale Agreement, the aggregate consideration will be settled in cash upon Completion either in HK$ or US$. We are of the view that the payment of consideration for the Sale is in the best interests of CITIC Pacific and the Independent Shareholders as a whole and is on normal commercial terms.

5. Estimated Financial Impact on the Group

After the Sale, the proforma gearing, being net debt (total debt including short and long term loans, notes and bonds less cash and bank deposits) to total capital (shareholders' funds plus unimpaired goodwill written off to reserves plus net debt) of the Group as at 30 June 2001 will decrease from 21% to 18% and the impact on net asset value is immaterial.

Furthermore, CITIC Pacific will retain the proceeds of the Sale as general working capital. For the investment in the Network, from the commencement of the investment ~~up~~ to and including the Sale, CITIC Pacific will have no profit and loss. On this basis, we concur with the Directors that there will be no adverse effect on the financial position of CITIC Pacific as a whole.

It is stated in the Letter from the Board that at Completion, CITIC HK will (other than in relation to the leasing arrangement described below) either (1) procure that CITIC Pacific will be released with effect from Completion from various guarantees given by CITIC Pacific to commercial banks to secure the borrowings of Lucky Zone and its subsidiaries (the "Borrowings"); or (2) will ensure that the underlying Borrowings are repaid at Completion or the next interest payment date following Completion (by virtue of which CITIC Pacific would be released from its obligations under these guarantees) (in which case irrevocable notice of repayment will be given with sufficient funds deposited by CITIC HK with CITIC Pacific or the relevant institutions in order for repayment to be made on the next interest payment date). We are of the view that this arrangement is able to release the obligations of CITIC Pacific in relation to the Borrowings and, therefore, it will have no adverse impact on the financial position of CITIC Pacific as a whole.

As at 14 January 2002, the aggregate principal and interest outstanding under a leasing agreement (the "Lease") owed by a subsidiary of Lucky Zone to an independent third party was approximately RMB52 million (equivalent to approximately HK$49 million) of which 80% is severally guaranteed by CITIC Pacific. CITIC HK has undertaken that it will use all reasonable endeavours to procure that CITIC Pacific will be fully and effectively released from its obligations under the guarantee relating to the Lease as soon as possible after Completion and will keep CITIC Pacific indemnified against any and all liabilities which may be suffered or incurred by CITIC Pacific under the Lease. We are of the view that the undertaking given by CITIC HK is able to release the obligations of CITIC Pacific under the Lease in relation to Lucky Zone and, therefore, it will have no adverse impact on the financial position of CITIC Pacific as a whole.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, we consider that the Sale and the Option are in the interests of CITIC Pacific and the Independent Shareholders and the terms thereof are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution at the EGM.

Yours faithfully,
For and on behalf of
Commerzbank AG
Hong Kong Branch

Johnson Fu
Senior Vice President
Regional Head of Corporate Finance

Helen Ho
Vice President
Head of Corporate Finance – M&A Advisory

The following is the text of a report prepared by the Valuer for the purposes of inclusion in this circular:

Sallmanns (Far East) Ltd.

PROPERTY CONSULTANTS, CHARTERED SURVEYORS
PLANT AND MACHINERY VALUERS
HONG KONG ● PRC ● PHILIPPINES ● UK

22 January 2002

The Directors
CITIC Pacific Limited
32/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Dear Sirs,

In accordance with instructions from CITIC Pacific Limited ("CITIC Pacific"), we have undertaken a valuation of a 100% equity interest in the China Express No. 1 Backbone Network (the "Network"), in which CITIC Pacific ultimately owns a 80% equity interest as at 14 January 2002 (the "Valuation Date"). This letter summarizes the principle conclusions of our valuation report dated 22 January 2002.

PURPOSE OF VALUATION

We understand that this valuation is required in connection with a transfer of an equity interest to a related party. Our valuation opinion will be incorporated in a circular of CITIC Pacific dated 22 January 2002 to its shareholders.

BASIS OF VALUE

Our valuation was carried out on a market value basis. Market value is defined as "*the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion*".

BACKGROUND OF THE NETWORK

The Network under valuation includes the fibre optic cable network installation, the installation of existing contracted equipment for transmission and data processing, and the contracted auxiliary facilities for supporting stations, being all contracted installation and equipment comprising the entire Network as at the Valuation Date. The data processing equipment is currently under hire purchase and leasing. It is understood that CITIC Pacific through a number of indirect subsidiaries carries out the Network installation. The subsidiaries (the "project companies") have entered into a number of contracts with the network consultant, contractors and equipment suppliers to install the fibre optic cable network and provide supporting facilities, equipment as well as supervisions for the Network installation.

According to the contracts and supplementary documents provided by the management of CITIC Pacific, the fibre optic cable network when completed will be approximately 31,300 km in length. The total contract sum relating to fibre optic cable installation is RMB2 billion. As at 14 January 2002, a total value of around RMB1.2 billion is contracted for the equipment and auxiliary facilities to be installed as part of the fibre optic cable network. Additional equipment will be contracted as the fibre optic cable network is installed. The total value of signed contracts as at 14 January 2002, which includes fibre optic cable network installation and the existing contracted equipment and auxiliary facilities, is around RMB3.2 billion. CITIC Pacific has provided us with information relating to the progress status of each contract including the outstanding payables.

The fibre optic cable network is currently being laid into an existing common conduit system owned and operated by the People's Liberation Army. A total of approximately 26,200 km of the network has been installed and the remaining approximately 5,100 km is under construction as at the Valuation Date. The installation of the contracted equipment and auxiliary facilities for the network stations is in progress.

VALUATION METHODOLOGY

In arriving at our assessed value, we have considered three common approaches to value, namely, the market approach, cost approach and income approach.

The Cost Approach considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation or obsolescence present, whether arising from physical, functional or economic causes. The cost approach generally furnishes the most reliable indication of value for assets without a known used market.

The Market Approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparative. Assets for which there is an established used market may be valued by this approach.

The Income Approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the project than an amount equal to the present worth of anticipated future benefits (income) from the same or a substantially similar project with a similar risk profile.

In assessing the market value of the Network as at the Valuation Date, we have adopted the cost approach. The cost approach considers the appreciation (or depreciation) in the replacement cost new of the Network as at the Valuation Date and the present value of outstanding payables and net liabilities. We have also considered the physical depreciation of the equipment. Other methods and approaches were considered but not used due to inapplicability to the Network in its current status. We have found that the market approach is inappropriate as it requires market transactions of comparable network as an indication of value; however, current market transactions may not be comparable to the subject network. We have also excluded the income approach as the Network under this valuation is not attached with an effective license for telecommunication operation and it is not reasonable to forecast its revenues and profits.

In preparing our opinion of market value of the Network, we have first estimated the replacement cost new of the fibre optic cable network on completion. We then discounted the replacement cost new to its present worth as at our Valuation Date. We have also taken into account the replacement cost new of the existing contracted network transmission equipment,

auxiliary facilities and data processing equipment as at the Valuation Date. All the replacement costs new were added together and the depreciation effects were considered in order to arrive at the fair market value installed as at our Valuation Date. In addition, the present worth of the outstanding payables required for the completion of network installation and the installation of existing contracted equipment and auxiliary facilities as well as the net liabilities provided by the management of CITIC Pacific as at the Valuation Date were deducted.

MAJOR ASSUMPTIONS

In determining the value of the Network, we have made the following key assumptions:

- We have assumed that the Network will be completed in phases and the whole Network will be completely installed by the end of 2002.
- We have assumed that there will be no material changes in the existing political, legal, technological, fiscal or economic condition which may adversely affect the Network during installation period.
- We have assumed the accuracy of information provided and relied to a considerable extent on such information.
- The project companies have the right to use the land for network installation.
- Properties currently occupied are not owned by the project companies and are held under effective lease contracts.
- All operational and contractual terms bounded by contracts and agreements are legally enforceable and will be honoured.
- The Network has been valued in Renminbi. The value has been translated to Hong Kong Dollars, using an exchange rate of HKD1: RMB1.06. There has been no significant fluctuation in the exchange rate between the Valuation Date and the date of this letter.

OPINION OF VALUE

Based on our investigation and analysis, it is our opinion that as at 14 January 2002, the market value of a 100% equity interest in the Network is reasonably stated by the amount of **HKD 2,038,250,000 (HONG KONG DOLLARS TWO BILLION THIRTY EIGHT MILLION TWO HUNDRED AND FIFTY THOUSAND ONLY)**.

Yours faithfully,
For and on behalf of
Sallmanns (Far East) Limited
Brett A. Shadbolt
Managing Director

* *Note:* Brett A. Shadbolt has over 14 years experience in the valuation of businesses in Hong Kong, the PRC and the Asia Pacific region.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors and the Company's chief executives in the equity or debt securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, or which were recorded in the register required to be kept under section 29 of the SDI Ordinance, were as follows:

	Number of Shares held				
Name	**Personal interests**	**Corporate interests**	**Family interests**	**Other interests**	**Total**
CITIC Pacific Limited					
Larry Yung Chi Kin	–	400,381,000	–	–	400,381,000
Henry Fan Hung Ling	–	43,000,000	–	–	43,000,000
Vernon Francis Moore	–	–	–	3,200,000 *(Note 1)*	3,200,000
Peter Lee Chung Hing	500,000	–	–	–	500,000
Norman Yuen Kee Tong	33,000	–	–	–	33,000
Robert Ernest Adams	550,000	–	–	–	550,000
Liu Jifu	40,000	–	–	–	40,000
Hansen Loh Chung Hon	1,050,000	500,000 *(Note 2)*	500,000 *(Note 2)*	–	1,550,000
André Desmarais	88,800	100,230,000	–	–	100,318,800 *(Note 3)*
Cathay Pacific Airways Limited					
Hansen Loh Chung Hon	450,000	–	–	–	450,000

Note 1: Deemed interests held by the relevant Director and his family as contingent beneficiaries of a discretionary trust.

Note 2: The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.

Note 3: In addition to the aforesaid, the relevant Director is also one of the trustees of a Canadian discretionary trust which controls Canadian companies which own 24,000 shares of the Company.

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the Company's chief executives, had, under section 28 of the SDI Ordinance, nor were they taken to or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) or any interests which are required to be entered into the register kept by the Company pursuant to section 29 of the SDI Ordinance or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

(c) Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company or his/her respective associate(s)) who, as at the Latest Practicable Date, was directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or in any options in respect of such share capital:

Name	Number of Shares	Percentage of issued share capital
CITIC Beijing	632,134,285	28.87%
CITIC HK	632,134,285	28.87%
Heedon Corporation	496,386,285	22.67%
Honpville Corporation	310,988,221	14.20%
Rockhampton Investments Limited	292,000,000	13.33%
Bloomfield Enterprises Corp.	292,000,000	13.33%
Earnplex Corporation	292,000,000	13.33%

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies by virtue of section 8(2) of the SDI Ordinance as follows:

Name of Subsidiary Companies of CITIC HK	Number of Shares	Percentage of issued share capital
Affluence Limited	43,266,000	1.98%
Winton Corp.	30,718,000	1.40%
Westminster Investment Inc.	101,960,000	4.66%
Jetway Corp.	20,462,000	0.93%
Cordia Corporation	32,258,064	1.47%
Honpville Corporation	310,988,221	14.20%
Hainsworth Limited	82,482,000	3.77%
Southpoint Enterprises Inc.	10,000,000	0.46%

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Rockhampton Investments Limited is a wholly owned subsidiary company of Bloomfield Enterprises Corp., which in turn is a wholly owned subsidiary company of Earnplex Corporation. Accordingly, the interests of Earnplex Corporation duplicate the interests in the Company of its direct and indirect subsidiary companies as described above.

(d) Save as disclosed below, the Directors are not aware of any other person (other than a Director or chief executive of the Company or his/her respective associate(s)) who, as at the Latest Practicable Date, was directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the following subsidiaries of the Company or in any options in respect of such share capital:

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Adwood Company Limited	Silverstone Assets Limited	30%
Art's Tailors, Limited	Mr. Kwan Wah	29%
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30%
Dah Chong MAN Motors Limited	Mr. Karl Heinz Laban	20%
Tailake Investment & Development Company Limited	Wuxi Foreign Trade Corporation	33.33%
Triangle-Isuzu Motors Limited	Isuzu Motors Limited	40%

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Hang Shun Fat Company, Limited	Honorway Investments Limited Wideland Investors Limited Mr. Leung Kau Kui, deceased	11.8% 11.8% 11.8%
Wah Luen Fung Company, Limited	Bethlehem Management Limited Wideland Investors Limited	15% 15%
Ko Lok Investment Company, Limited	Bethlehem Management Limited	40%
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875%
DAS Nordisk Limited	Nordisk Aviation Products Asia Limited	30%
Mainstream Holdings Limited	IBP Caribbean Inc.	45%
Regal Heights Limited	Perdue Farms Incorporated	40%
Wing Luen Packaging Limited	Mr. Har Wing Mr. Har Yiu Leung	30% 19%
Goldenburg Properties Limited	Gorich Traders Limited	30%
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30%
Bright Billion Limited	Jungle Investment Limited	10%
Alixon Co. Ltd.	Grace Capital Limited	10%
Lucky Zone Enterprises Inc.	Super Highway Holdings Corp.	20%
DCH & JK Foods Co., Ltd.	Jackie's Kitchen Japan Co., Ltd.	20%
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38%

Name of subsidiary being a joint venture company established in the PRC *(note)*	Name of shareholder	Percentage of registered capital
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	COFCO Shenzhen Trading & Development Co. Ltd.	30%
Guangdong Dah Chong Foodstuffs Co., Ltd.	Guangdong International Trade Travel Service Ltd.	30%

Name of subsidiary being a joint venture company established in the PRC *(note)*	Name of shareholder	Percentage of registered capital
Jiangyin Xingcheng Steel Products Co., Ltd.	Jiang Yin Steel Works	45%
Jiangyin Xingcheng Special Steel Works Co., Ltd.	Jiang Yin Steel Works	45%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Jiang Yin Steel Works	40.78%
Wuxi Huada Motors Co., Ltd.	Wuxi Huada Motors Factory	45%
Shanghai DCH Jiangnanfeng Co., Ltd.	Shanghai Agriculture Investment Holding Co., Ltd.	12.67%
	Shanghai Pudong Huilun Enterprise Holding Co., Ltd.	10.56%
Shanghai DCH Shuanghui IBP Co., Ltd.	河南雙滙投資發展股份有限公司 (Henan Shuanghui Investment & Development Co. Ltd.)	30%
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠 (Yunnan Coach Factory)	30%
Guangdong Jing Yun Distribution Co., Ltd.	Guangdong Huada Distribution Company	10%

Note: Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.

(e) Save as disclosed herein, there is no person known to the Directors who, as at the Latest Practicable Date, was directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any of its subsidiaries.

(f) Save as disclosed below, none of the Directors, as at the Latest Practicable Date, had any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December, 2000, the date to which the latest published audited financial statements of the Company were made up:–

On 12 June 2001, an agreement was entered into between a wholly owned subsidiary of the Company as the purchaser and Mr. Larry Yung Chi Kin (a Director of the Company) as the seller pursuant to which the Group agreed to purchase from Mr. Yung his 20% interest in Lucky Zone at the consideration of HK$319,003,573.11. Lucky Zone is the developer of a fixed optical fibre network in the PRC.

As regards the proposed acquisition of an 79.998% attributable interest in CITIC Square situated at 1168 Nanjing Xi Lu, Jingan District, Shanghai, PRC and a 100% interest in Royal Pavilion situated at 688 Hua Shan Lu, Jingan District, Shanghai, PRC from CITIC HK at the aggregate consideration of HK$2,702 million (subject to adjustment) as detailed in the Company's circular dated 2 January 2002, Messrs. Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Chang Zhenming and Liu Jifu, all being Directors of the Company, are also directors of CITIC HK. CITIC HK is also a party to the Transactions as detailed in this circular.

(g) None of the Directors, as at the Latest Practicable Date, was materially interested in any contract or arrangement to which any member of the Group was a party and which was significant in relation to the business of the Group.

3. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December, 2000, the date to which the latest published audited financial statements of the Company were made up.

4. EXPERTS

(a) The following is the qualification of the experts who have given their opinion or advice which are contained in this circular:

Name	**Qualifications**
Sallmanns	Valuers, Chartered Surveyors
Commerzbank	A licensed bank under the Banking Ordinance

(together, the "Experts")

(b) Each of the Experts does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) Each of the Experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they are included.

(d) Each of the Experts does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2000, the date to which the latest published audited financial statements of the Company were made up.

(e) The letter and recommendation given by each of the Experts are given as of the date of this circular for incorporation herein.

5. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance is pending or threatened against the Company or any of its subsidiaries.

6. SERVICE CONTRACTS

There is no existing or proposed service contract between any of the Directors or proposed Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than by statutory compensation).

7. GENERAL

(a) The share registrar of the Company is Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

(b) The secretary of the Company is Ms Alice Tso Mun Wai, ACIS, MA.

(c) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours up to and including 7 February 2002 at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong:–

(a) the Sale Agreement;

(b) the Option Agreement;

(c) the letter from Commerzbank;

(d) the valuation report of the Network by Sallmanns set out in Appendix I of this circular; and

(e) the written consents referred to in paragraph 4 in this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of CITIC Pacific Limited (the "Company") will be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 7 February 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolution:–

ORDINARY RESOLUTION

"**THAT**:

(a) the Sale Agreement (as defined in the circular to the shareholders of the Company dated 22 January 2002 (the "Circular"), a copy of which has been produced to this meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified;

(b) the Option Agreement (as defined in the Circular, a copy of which has been produced to this meeting marked "B" and signed by the chairman of this meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified; and

(c) any one of the directors of the Company ("Director(s)") be and is hereby authorised to do all such further acts and things and execute such further documents and take all steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the Sale Agreement and the Option Agreement and the transactions contemplated thereunder with any changes as such Director may consider necessary, desirable or expedient."

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 22 January 2002

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. A member who is entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company. A form of proxy in respect of the meeting is enclosed.

2. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which their names stand in the register of members of the Company.

3. To be valid, a proxy form, together with any power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time fixed for the meeting or any adjournment thereof.

此乃要件 請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之中信泰富有限公司股份，應立即將本通函及隨附代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立之有限公司）

關連交易
出售於中國奔騰一號骨幹網之權益
予中國國際信托投資（香港集團）有限公司
及
收購一項認購權

獨立董事委員會之獨立財務顧問

COMMERZBANK

德國商業銀行香港分行

獨立董事委員會函件載於本通函第11頁。德國商業銀行致獨立董事委員會之函件載於本通函第12至16頁。

中信泰富有限公司將於二零零二年二月七日星期四上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓香島殿舉行股東特別大會，股東特別大會通告載於本通函第27頁。無論 閣下能否出席大會，務請按隨附之代表委任表格所印列指示將其填妥，並盡快交回本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，而無論如何須早於大會或其任何續會指定舉行時間最少48小時前交回。填妥及交回代表委任表格後， 閣下仍可親自出席大會或其任何續會，並於會上投票。

二零零二年一月二十二日

目　錄

釋義

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	定義見上市規則
「中信北京」	指	中國國際信托投資公司，中信香港之控股公司
「中信香港」	指	中國國際信托投資（香港集團）有限公司，為中信泰富之主要股東
「中信泰富」或「本公司」	指	中信泰富有限公司
「完成」	指	完成該項交易，即獨立股東批准交易事項後最遲第十五個營業日，（或協議各方可能協定之其他日期）
「關連人士」	指	定義見上市規則
「董事／董事會」	指	中信泰富之董事／董事會
「股東特別大會」	指	中信泰富就批准交易事項而將召開之股東特別大會
「First Honour」	指	First Honour Investments Ltd.，於英屬處女群島註冊成立之公司
「本集團」	指	中信泰富及各附屬公司或按文義所指任何該等公司
「港元」	指	港元
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由陸鍾漢先生及張偉立先生（均為獨立非執行董事）組成之董事會獨立委員會
「獨立財務顧問」或「德國商業銀行」	指	德國商業銀行香港分行，為根據香港法例第155章銀行業條例註冊之持牌銀行及獨立董事委員會之獨立財務顧問
「獨立股東」	指	除中信香港及其聯繫人士（定義見上市規則）以外之中信泰富股東

「最後可行日期」	指	二零零二年一月十五日,即本通函付印前,確定其中所載若干資料之最後可行日期
「租賃協議」	指	由上海確利通信網絡有限公司(運城之附屬公司)與獨立第三方國際商業機器租賃有限公司於二零零零年十月三十一日簽訂之租賃協議,並經二零零一年七月二十四日簽訂之擔保責任變更協議書修訂及補充
「上市規則」	指	聯交所證券上市規則
「運城」	指	運城企業有限公司,於英屬處女群島註冊成立之公司及網絡之發展商
「網絡」	指	中國奔騰一號骨幹網,一個設於中國之固定光纖網絡
「認購權」	指	中信香港給予中信泰富之一項認購權,當關乎認購權之所有先決條件全部滿足後,中信泰富可行使認購權,向中信香港收購其電訊投資,收購價以成本加利息計算
「認購權協議」	指	由(i)中信香港與(ii)中信泰富於二零零二年一月十四日簽訂有關認購權之協議
「中國」及「國內」	指	中華人民共和國,就本通函而言,不包括香港、澳門特別行政區及台灣
「人民幣」	指	人民幣
「該項交易」	指	中信泰富與中信泰富信息科技有限公司向中信香港出售其於網絡之80%全部權益,代價為1,624,712,056港元(將作調整)
「出售協議」	指	(i) 中信泰富、(ii)中信泰富信息科技有限公司與(iii)中信香港於二零零二年一月十四日簽訂有關該項交易之協議
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證券條例」	指	香港法例第333章證券條例

釋 義

「股份」	指	本公司股本中每股面值0.40港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	定義見上市規則
「峻儀」	指	峻儀控股有限公司，於英屬處女群島註冊成立之公司
「電訊投資」	指	中信香港通過該項交易所購入之80%網絡權益投資於中國電訊業務所取得之所有直接或間接權益
「交易事項」	指	出售協議及認購權協議
「估值師」或「西門」	指	西門(遠東)有限公司。此為一獨立第三者公司，與本公司、本公司之董事、行政總裁、主要股東或任何附屬公司或其各自之聯繫人士並沒有關連
「%」	指	百分比

(除文義另有所指外，本通函所引用人民幣兑港元之匯率為人民幣1元兑0.943港元；而本通函所引用美元兑港元之匯率則為1美元兑7.8港元)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立之有限公司）

董事：
榮智健（主席）
范鴻齡（董事總經理）
莫偉龍（副董事總經理）
李松興（副董事總經理）
阮紀堂（副董事總經理）
羅安達（執行董事）
張懿宸（執行董事）
姚進榮（執行董事）
常振明（執行董事）
李士林（執行董事）
榮明杰（執行董事）
劉基輔（執行董事）
** 張偉立
** 何厚浠
** 韓武敦
** 陸鍾漢
** 何厚鏘
** 周湛燊
* 德馬雷

註冊辦事處：
香港
中環
添美道1號
中信大廈32樓

* 非執行董事
** 獨立非執行董事

敬啟者：

關連交易
出售於中國奔騰一號骨幹網之權益
予中國國際信托投資（香港集團）有限公司
及收購一項認購權

緒言

於二零零二年一月十四日，本公司與中信香港就本公司於網絡之權益訂立出售協議及認購權協議。根據上市規則之規定，交易事項構成本公司之關連交易，須待獨立股東於股東

特別大會上批准後方可作實。德國商業銀行香港分行獲委任為獨立財務顧問，並就交易事項向獨立董事委員會提供意見。西門亦已編製一份估值報告，就網絡之估值提供意見。

本通函旨在向　閣下提供交易事項之詳情，並敦請　閣下於股東特別大會上批准交易事項。

出售協議之詳情

訂立日期：二零零二年一月十四日

協議雙方：中信泰富及中信泰富信息科技有限公司（中信泰富之全資附屬公司）（賣方）
中信香港（買方）

資產：峻儀全部已發行股本；

於完成時峻儀欠中信泰富之股東貸款（貸款額於二零零二年一月十四日為1,214,274,853港元，該筆貸款須應要求償還）；

First Honour全部已發行股本；及

於完成時First Honour欠中信泰富之股東貸款（貸款額於二零零二年一月十四日為 410,437,187 港元，該筆貸款須應要求償還）。

運城

峻儀及First Honour之唯一資產為持有運城80%之權益及其給予運城之按比例股東貸款。運城為一項名為「中國奔騰一號骨幹網」之固定光纖骨幹網絡之發展商。二零零零年十二月三十一日及二零零一年十二月三十一日年度，峻儀和First Honour 應佔運城之未經審核綜合虧損約為1,000,000港元及5,000,000港元。在二零零二年一月十四日，中信泰富投資於網絡之合共80%權益之帳面值為1,624,712,056港元。在未計及來自中信泰富之兩筆股東貸款前，峻儀及First Honour於二零零二年一月十四日之上述合併資產淨值約為1,618,000,000港元（即峻儀之1,209,000,000港元及First Honour之409,000,000港元的總數）。運城之唯一資產為網絡。

中信泰富現時持有網絡80%權益，其合作伙伴中信北京則持有20%權益。於該項交易完成後，中信泰富除透過認購權外，將不再持有網絡權益（詳情見下文）。

網絡之架構及擁有權

下圖顯示現時及該項交易完成後之網絡持股情況。

現時之網絡擁有權


中信泰富
100%
中信泰富信息
科技有限公司
100%
100%
峻儀
First Honour
中信北京
100%
Super Highway
Holdings Corp
60%
20%
20%
運城
100%
網絡

完成後架構


中信香港
100%
100%
峻儀
First Honour
中信北京
100%
Super Highway
Holdings Corp
60%
20%
20%
運城
100%
網絡

該項交易之代價

該項交易之總代價為1,624,712,056港元(為投資成本加中信泰富直至二零零二年一月十四日於網絡投資之實際資金成本);再加上(i)由二零零二年一月十五日直至交易完成時之利息,即該等資金於上述時間之實際資金成本;加(ii)由二零零二年一月十五日直至交易完成時中信泰富墊支予峻儀及First Honour之實際金額;加(iii)此項墊款之利息,即此項墊款

於此期間之實際資金成本。第(i)至(iii)項之修訂項目總額將不超逾20,000,000港元，代價將於完成該項交易時以港元或美元支付。

代價乃中信泰富與中信香港雙方按公平原則磋商後釐定，並以中信泰富於網絡之實際投資成本為基準。經估值師估值，於二零零二年一月十四日光纖網絡估值為2,407,180,000港元，而已簽訂購入之相關設備（包括傳輸及數據處理設備及支援站之輔助設施）於二零零二年一月十四日之估值為863,100,000港元。經扣除已簽訂合同總額之未繳款項部份，及就淨負債作出調整後，網絡於二零零二年一月十四日之公平總價值為2,038,250,000港元。按上述估值價之80%（即First Honour及峻儀於運城持有之股本權益）計算，總代價較該估值價折讓0.36%。

該項交易之條件及完成

該項交易須於二零零二年二月二十八日或之前獲獨立股東於股東特別大會批准方可進行。該項交易將於出售協議成為無條件後十五個營業日內完成（或協議各方可能協定之其他日期）。

交易完成時，中信香港將（除下述有關租賃協議外）(i)促使中信泰富因運城及其附屬公司之借貸而給予商業銀行之各種擔保獲得解除，並於交易完成時生效；或(ii)將確保所述之貸款於交易完成時或交易完成後之下一期利息還款日得以償還，（在此等情況下，不可撤回之還款通知必須發出，中信香港並須存放足夠之款項在中信泰富或有關之機構以確保在下一期利息還款日時作還款之用）。

於二零零二年一月十四日，上海確利通信網絡有限公司（運城之附屬公司）根據一項租賃協議尚欠一獨立第三者國際商業機器租賃有限公司之本金及利息總額約為人民幣52,000,000元（相等於約49,000,000港元），其中80%由中信泰富作出個別擔保。中信香港承諾待交易完成後，將盡快用一切合理之努力，以促使完全並有效地解除中信泰富在此項租賃協議下之責任，並繼續對中信泰富根據此項租賃協議所承受或引致之任何責任作出賠償。

認購權協議之詳情

訂立日期：　二零零二年一月十四日

協議雙方：　中信香港（授與人）

　　　　　　中信泰富（持有者）

認購權之主要事項

中信香港擬將其於該項交易中所收購之80%網絡權益（直接或間接地）與中信北京及其他合適之伙伴合作投資中國國內之電訊業務。

該認購權可供中信泰富就上述電訊投資行使購買選擇權。

授與該認購權之代價

授與該認購權之代價為中信泰富須付予中信香港10港元及中信泰富同意簽訂出售協議。

該認購權及行使該認購權之條件及每次行使該認購權之代價

須待該項交易完成後，授與該認購權始生效。

該認購權須待下列條件符合後方可行使：(i)中信香港實際投資使用該網絡於國內電訊業務；(ii)中國法規容許外資公司擁有國內之電訊業務；及(iii)獲得其他國內法律或法規所規定之任何其他許可。

若於交易完成後之六年內，上述先決條件之任何一項不獲滿足，該認購權將於六年期滿後失效。若中國法規容許外資公司之投資是分階段進行的，該認購權亦可分階段行使。

待上述之先決條件達成後（每一階段，如適用），中信香港將立即以書面通知中信泰富，列出有關電訊投資之詳情。中信泰富將有權向中信香港購買該電訊投資，價格按中信香港於該電訊投資之投資成本加利息計算（為所購買之中信香港電訊投資之實際資金成本）。

該認購權須於每次收到中信香港之通知後由中信泰富於兩個月內行使。

每次因行使該認購權之收購，除其他許可外，尚須中信泰富獲得上市規則規定之任何許可後方可進行。

進行交易事項之原因

中信泰富於二零零零年開始網絡投資，使能在情況許可時參與國內之電訊業務，網絡之營運與管理均由中信北京負責，而根據國內法規，中信泰富是受限制不可參與該網絡的營運和管理工作。

把網絡投入運作並賺取收入，必須先取得有關之牌照。但根據國家現行法規規定，中信北京在申請取得運行各種牌照時，首先要100%擁有運行網絡。同時，隨著中國加入世界貿易組織，中信泰富要取得網絡公司股權參與中國電訊業務，必須按照中國加入世界貿易組織後之規定及獲得政府有關部門之批准才可作實，中信泰富之情況因而變得不明朗。為了處理此等不明朗因素，同時使中信泰富在將來中國法規容許之情況下能全面參與國內之電訊業務，董事會就該項交易和認購權進行了協商並達成協議。

中信泰富之董事，包括獨立非執行董事，認為該項交易和認購權均符合中信泰富和獨立股東之最佳利益。

中信泰富仍致力投資於隧道、橋樑、電廠、航空和信息業項目等基本建設。中信泰富將繼續發展其信息業及其他基建業務。中信泰富之財務狀況持續穩健，並擁有充裕之資金儲備及靈活之財務調配能力，足以應付日後各項發展所需。董事會對中信泰富未來之增長充滿信心。

該項交易所得之收入將作為中信泰富之一般營運資金，現時未有指定留作任何用途。

協議雙方之連繫

由於中信香港持有中信泰富之現有已發行股本約28.87%，因而屬中信泰富之關連人士，根據上市規則之規定，交易事項構成中信泰富之關連交易，須待獨立股東批准後方可作實。中信香港及其聯繫人士（合共持有中信泰富之現有已發行股本約28.87%）已共同確認，彼等將於股東特別大會上就交易事項棄權投票。

股東特別大會

將於二零零二年二月七日星期四上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓香島殿舉行股東特別大會之通告載於本通函第27頁，藉以考慮並酌情通過本通函所載之決議案。

隨函附奉股東特別大會所用之代表委任表格。無論　閣下能否出席大會，務請按隨附之代表委任表格所印列指示將其填妥，並盡快交回本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，但無論如何須早於股東特別大會或其任何續會指定舉行時間不少於48小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會或其任何續會，並於會上投票。

推薦建議

獨立董事委員會已經成立，以就交易事項向獨立股東提供意見。此外，亦已委聘獨立財務顧問向獨立董事委員會提供意見。

經考慮獨立財務顧問之意見後，獨立董事委員會認為，就獨立股東而言，交易事項之條款屬公平合理，因此，建議獨立股東投票贊成有關交易事項之普通決議案（載於本通函末尾股東特別大會通告內）。

載有給獨立董事委員會意見和推薦建議之獨立財務顧問函件載於本通函第12至16頁。獨立董事委員會致獨立股東之函件載於本通函第11頁，當中載有獨立董事委員會之推薦建議。西門就網絡作出之估值報告載於本通函第17至19頁。

其他資料

謹請　閣下細閱獨立董事委員會及獨立財務顧問之函件、載於本通函附錄一之網絡估值報告及載於本通函附錄二之一般資料。

此致

列位股東　台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零二年一月二十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立之有限公司)

註冊辦事處：
香港
中環
添美道1號
中信大廈32樓

敬啟者：

關連交易
出售於中國奔騰一號骨幹網之權益
及收購一項認購權

吾等獲委任為獨立董事委員會就交易事項向　閣下提供意見，詳情載於本公司在二零零二年一月二十二日刊發予股東之通函（「通函」）內之董事會函件，而本函件亦構成其中一部份。除文義另有所指外，通函所定義之詞彙與本函件所採用者具備相同涵義。

德國商業銀行已獲委任為獨立財務顧問，以考慮交易事項之條款，並就此向獨立董事委員會提供意見。

經考慮交易事項之條款及有關之主要因素、原因，以及載於通函第12至16頁之獨立財務顧問之意見後，吾等認為交易事項之條款對獨立股東而言實屬公平合理。因此，吾等向　閣下建議投票贊成於股東特別大會上提呈之普通決議案，以批准交易事項得以進行。懇請　閣下參閱通函所載之董事會函件及獨立財務顧問函件。

此　致

列位獨立股東　台照

代表
獨立董事委員會
董事　　董事
陸鍾漢　　張偉立
謹啟

二零零二年一月二十二日

獨立財務顧問函件

以下為獨立財務顧問為載入本通函而編製之函件：

COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者：

關連交易

吾等獲委任為獨立董事委員會之獨立財務顧問，就該項交易及認購權提供意見。有關該項交易及認購權之詳情載於二零零二年一月二十二日刊發致獨立股東之通函（「通函」，本函件為其中之部份）。除文義另有所指外，本函件所用之詞語與通函所載者具相同涵義。為說明起見，人民幣金額已按人民幣1元兑0.943港元之匯率換算為港元。

鑑於中信香港乃中信泰富之主要股東（中信香港與其聯繫人士持有中信泰富現有已發行股本約28.87%），及身為該項交易之買方及認購權授與人，中信香港乃中信泰富之關連人士。因此，根據上市規則第14章規定，該項交易及認購權均構成中信泰富之關連交易，須獲獨立股東批准後方可作實。 貴公司已成立獨立董事委員會以考慮該項交易及認購權之條款，並就該項交易及認購權向獨立股東提供意見，吾等亦就此獲獨立董事委員會委任，就該項交易及認購權向中信泰富獨立董事委員會提供意見。

吾等作為獨立董事委員會之獨立財務顧問，負責就該項交易及認購權之條款是否公平合理及關連交易是否符合中信泰富及獨立股東之整體利益而提供吾等之意見。

在達致吾等之推薦意見時，吾等依賴中信泰富提供予吾等之資料及事實。吾等假設通函所載或所述之資料、意見及聲明均屬真確、完整及準確，吾等亦已依賴該等資料。吾等亦依賴董事經審慎查詢及周詳考慮後始行作出之聲明，就彼等所知及所信，並無遺漏任何其他事

實或聲明，致使通函（包括本函件）所載任何聲明有所誤導。吾等亦已假設通函所作出或所引述且由董事提供（董事須就此承擔全部責任）之一切資料、陳述及聲明於作出時均屬真實、準確及完整，並一直至通函寄發日期仍屬真實、準確及完整。

吾等認為，吾等已審閱充足資料，致使吾等可對該項交易及認購權之條款達致知情意見，並作為吾等作出推薦建議之合理基準。吾等並無理由懷疑任何有關資料被遺漏或隱瞞，吾等亦不知悉任何致使提供予吾等之資料及向吾等作出之聲明失實、不確或有誤導成份之事實或情況。然而，吾等並無對董事提供之資料進行任何獨立驗證，亦無對中信泰富之業務及事務進行任何獨立深入調查。

主要考慮因素

於達致吾等有關該項交易及認購權之意見時，吾等曾考慮下列主要因素：

1. 該項交易及認購權之架構

根據中信泰富、中信泰富信息科技有限公司（中信泰富之全資附屬公司）與中信香港於二零零二年一月十四日簽訂之出售協議，中信泰富同意向中信香港出售而中信香港同意購買中信泰富於網絡擁有之80%全部權益，代價為1,624,712,056港元，惟須待完成交易事項之先決條件達成後，方可作實。

該項交易乃透過出售峻儀及First Honour而進行，峻儀及First Honour由中信泰富信息科技有限公司擁有全部權益，並且最終由中信泰富間接擁有全部權益。根據出售協議出售之資產包括(1)峻儀（彼擁有運城60%權益）之全部已發行股本；(2)出讓峻儀於完成時之債務利益（於二零零二年一月十四日為1,214,274,853港元）；(3)First Honour（彼擁有運城20%權益）之全部已發行股本；及(4)出讓First Honour於完成時之債務利益（於二零零二年一月十四日為410,437,187港元）。故此，峻儀與First Honour合共持有運城80%之權益，且於二零零二年一月十四日結欠中信泰富合共1,624,712,040港元。

與此同時，中信香港與中信泰富於二零零二年一月十四日簽訂認購權協議，據此協議，中信香港同意向中信泰富授予認購權，當認購權之所有先決條件全部達成後，中信泰富即可行使認購權，收購中信香港通過該項交易所購入之80%網絡權益投資於國內電訊業務所取得之全部或部份直接或間接權益，收購價以成本加利息（按中信香港實際資金成本）計算。認購權於交易完成起計六年內有效。

誠如董事會函件所述，認購權須待下列條件符合後方可行使：(1)中信香港實際投資使用該網絡於國內電訊業務；(2)中國法規容許外資公司擁有國內之電訊業務；及(3)獲得其他國內法律或法規所規定之任何其他許可。倘若於交易完成後六年內，未能達成上述先決條件之任何一項，則認購權將於六年期滿後失效。若中國法規容許外資公司之投資乃分階段進行，認購權亦可分階段行使。現階段尚未能提供有關時間進度之詳情。

吾等已審閱並倚賴董事所提供有關該項交易及認購權之文件。吾等認為，該項交易及認購權之架構乃屬正常商業安排。就認購權協議之先決條件而言，吾等認為該等條件對中信泰富及獨立股東乃屬公平合理。

2. 該項交易及認購權之原因

經考慮董事會函件「該項交易及認購權之原因」一節所述進行該項交易及認購權之原因後，吾等注意到，中信泰富一貫之長遠策略乃致力投資於隧道、橋樑、電廠、航空及信息業項目等基本建設。中信泰富於二零零零年開始網絡投資，以便在情況許可時參與國內之電訊業務。目前，網絡正處於興建階段，尚未正式投入營運。參照估值報告，於二零零二年一月十四日，網絡合共已完成安裝26,200公里，其餘約5,100公里則仍在施工階段。基於中國現行法規所限，網絡之營運與管理均由中信北京負責，而中信泰富則受到限制不可參與上述網絡之營運及管理工作。要把網絡投入運作並賺取收入，就必須先取得中國現行法規所規定之有關牌照。但根據中國現行法規規定，中信北京在申請取得運行各種牌照時，首先網絡要由中國公司全資擁有。同時，中信泰富要取得網絡公司股權參與中國電訊業務，必須按照中國加入世貿組織後之規定，並獲得政府有關部門批准，才可作實，因此，中信泰富之情況變得不明朗。為處理此等不明朗因素，同時使中信泰富將來在中國法規容許時能全面參與國內電訊業務，董事會就該項交易及認購權進行協商並達成協議。

經考慮該項交易及認購權之詳細資料後，吾等認為，儘管中信泰富根據出售協議出售網絡，惟中信泰富於電訊業務之長遠投資策略仍然維持不變。該項交易有助中信北京取得中國現行法規規定經營網絡所需之牌照，而中信泰富亦可待中國法規容許時，於完成起計六年內以成本加利息作為代價，選擇購回電訊投資之權益。在此情況下，經參考上述進行該項交易及認購權之原因後，從中信泰富及其股東之角度看來，吾等贊同董事之觀點，認為該項交易及認購權均屬公平合理，並且符合中信泰富及獨立股東整體之最佳利益。

3. 代價

根據出售協議，出售峻儀及First Honour全部已發行股本，以及出售債務利益之總代價為1,624,712,056港元（為投資成本加中信泰富直至二零零二年一月十四日於網絡投資之實際資金成本）；再加上(1)由二零零二年一月十五日直至交易完成時之利息，即該等資金於上述時間之實際資金成本；加(2)由二零零二年一月十五日直至交易完成時中信泰富墊支予峻儀及First Honour之實際金額；加(3)此項墊款之利息，即此項墊款於此期間之實際資金成本。第(1)至(3)項之修訂項目總額將不超逾20,000,000港元，代價將於完成該項交易時以港元或美元支付。總代價乃中信泰富與中信香港經公平磋商後釐定。

為評定代價對中信泰富及其股東是否公平合理，吾等已審核經董事採用之代價基準，並依賴估值師進行之獨立估值。

在釐定代價1,624,712,056港元時，董事會已參照中信泰富於網絡之實際投資成本。董事會函件已列明中信泰富於二零零二年一月十四日投資於網絡之賬面值（即中信泰富於網絡合共80%之權益）為1,624,712,056港元。換言之，根據出售協議，中信泰富應向中信香港收取之代價相等於賬面值。吾等認為，董事會採用之代價基準乃屬公平合理，亦符合一般商業條款。

根據估值師編製之估值報告（該報告乃本通函之一部份），網絡之公平總價值於二零零二年一月十四日之市值為2,038,250,000港元。就此基準而言，中信泰富出售First Honour及峻儀全部股本權益之應收代價（佔網絡股本權益之80%）相等於現行市值折讓約0.36%。吾等認為，根據出售協議，網絡之公平總價值乃根據估值師於估值報告所使用及採用之公平合理假設及基準達成。因此，根據出售協議，中信泰富之應收總代價乃屬公平合理，亦符合一般商業條款。

4. 支付代價

根據出售協議所載條款， 貴集團將於完成時以港元或美元現金支付總代價。吾等認為該項交易代價之支付方式符合中信泰富及全體獨立股東之最佳利益，亦符合一般商業條款。

5. 預計對 貴集團構成之財務影響

完成該項交易後， 貴集團於二零零一年六月三十日之備考淨負債佔資本總額比率，即淨負債（負債總額包括短期及長期貸款、票據及債券減現金及銀行存款）相對於資本總額（股東資金加儲備中沒有減值之商譽撇銷加淨負債）之比率將由21%跌至

18%，對資產淨值之影響亦並不重大。再者，中信泰富將保留該項交易之收益作一般營運資金用途。對於此項網絡投資，由投資開始至該項交易完成為止，中信泰富並沒有損益。據此，吾等與董事會一致認為，中信泰富之財政狀況將不會遭受不利影響。

董事會函件已列明，交易完成時，中信香港將（除下述有關租賃協議外）(1)促使中信泰富因運城及其附屬公司之借貸（「借貸」）而給予商業銀行之各種擔保獲得解除，並於交易完成時生效；或(2)將確保所述之貸款於交易完成時或交易完成後之下一期利息還款日得以償還，中信泰富將因此獲解除上述擔保之責任（在此等情況下，不可撤回之還款通知必須發出，中信香港並須存放足夠之款項在中信泰富或有關機構以確保在下一期利息還款日時作還款之用）。吾等認為，是項安排可解除中信泰富有關借貸之責任，故中信泰富之整體財政狀況將不受任何負面影響。

於二零零二年一月十四日，運城之附屬公司根據一項租賃協議（「租賃」）尚欠一獨立第三者之本金及利息總額約為人民幣52,000,000元（相等於約49,000,000港元），其中80%由中信泰富作出個別擔保。中信香港承諾待交易完成後，將盡快用一切合理之努力，以促使完全並有效地解除中信泰富有關租賃擔保之責任，並繼續對中信泰富根據租賃所承受或引致之任何責任作出賠償。吾等認為，中信香港作出之承諾可解除中信泰富根據租賃中有關運城之責任，故中信泰富整體之財務狀況將不受任何負面影響。

推薦建議

經考慮上述主要因素及原因後，吾等認為該項交易及認購權均符合中信泰富及獨立股東之利益，其條款對獨立股東而言亦屬公平合理。因此，吾等建議獨立董事委員會建議獨立股東於股東特別大會上投票贊成普通決議案。

此　致

香港
中環
添美道1號
中信大廈32樓
中信泰富有限公司
獨立董事委員會　台照

代表
德國商業銀行
香港分行

亞太區企業融資部主管
高級副總裁
符致京

企業融資部主管一併購顧問
副總裁
何婉儀

謹啟

二零零二年一月二十二日

以下為估值師為載於本通函而編製之報告全文：

Sallmanns (Far East) Ltd.　西門

物業顧問、特許測量師
廠房及機器估值師
香港、中國、菲律賓、英國

敬啟者：

吾等遵照中信泰富有限公司（「中信泰富」）之指示，對中國奔騰一號骨幹網（「網絡」）之100%股本權益進行估值。中信泰富於二零零二年一月十四日（「估值日期」）最終擁有該網絡之80%股本權益。本函件概述吾等於二零零二年一月二十二日發出之估值報告之主要結論。

估值目的

吾等明白，進行是次估值乃由於向一關連人士轉讓股本權益。吾等之估值意見將載入中信泰富於二零零二年一月二十二日寄發予股東之通函內。

價值基準

吾等之估值乃按市場價值基準進行。市場價值之定義為：「經適當之市場推廣後，自願買方與自願賣方按照公平交易基準，於估值日期願就一項資產進行交易之估計交換金額，而買賣雙方均在知情、審慎及出於自願之情況下行事」。

網絡之背景資料

進行估值之網絡包括：光纖網絡之建設、現有已簽約購買之傳輸及數據處理設備裝置，以及已簽約購買之支援分站之輔助設施，全部均為於估值日期組成整個網絡之已簽約購買裝置設備。數據處理設備目前仍在分期付款及租購階段。據吾等所知，中信泰富透過數家間接附屬公司進行網絡之建設。該等附屬公司（「項目公司」）與網絡顧問、承包商及設備供應商簽訂了多份合約，以安裝光纖網絡，並為網絡之建設提供支援設施、設備及監督服務。

根據中信泰富管理層提供之合約及補充文件，光纖網絡建成後全長將約達31,300公里，有關建設光纖網絡之總合約金額為人民幣2,000,000,000元。於二零零二年一月十四日，已簽約安裝作為光纖網絡一部份之設備及輔助設施總值約為人民幣1,200,000,000元。額外設備將於光纖網絡進行安裝時另行簽訂。於二零零二年一月十四日，已簽訂合約之總值（包括光纖網絡之建設及現有已簽約購買之設備及輔助設施）約為人民幣3,200,000,000元。中信泰富已向吾等提供各份合約進度（包括未付款額）之有關資料。

該光纖網絡目前鋪設於由人民解放軍擁有及營運之現有共用導管系統內。於估值日期，網絡合共已完成安裝約26,200公里，其餘約5,100公里則仍在施工階段。網絡站之已簽約購買設備及輔助設施之安裝工作仍在進行中。

估值方法

在達致吾等之評估價值時，吾等考慮了三種常用之估值方法，即市場方法、成本方法及收入方法。

*成本方法*根據類似資產之現行市價，計算重新製造或重置資產所需之成本，並且一併計及應計折舊或現有耗損，不論該等耗損乃因實質、功能或經濟因素產生。在有關資產並無已知二手市場之情況下，成本方法一般為最可靠之估值指標。

*市場方法*考慮類似資產之最近售價，並會對市價作出調整，以反映與市場可資比較項目有關之評估資產之狀況及功用。已有成熟二手市場之資產可採用此方法進行估值。

*收入方法*乃將擁有權之預計週期性利益轉換為價值指標。收入方法所按照之原則，乃知情買家不會支付超過相等於同一項目或風險成份相若之類似項目所預期未來產生之利益（收入）現值。

在評估網絡於估值日期之市場價值時，吾等採用成本方法。成本方法乃考慮網絡於估值日期之新重置成本之升值額（或減值額）及未付款項與負債淨額之現值。吾等亦已考慮過設備之實質折舊率，同時亦曾考慮其他方法及方式，但均因為不適用於網絡之現況而最終並無採用。吾等發覺市場方法不適合，因為此法需要有可比較網絡之市場交易作為估值指標。然而，目前之市場交易亦未必可與本文所述網絡比較。吾等亦無採用收入方法，因為是次估值之網絡並無附帶有效之電訊經營牌照，故要預測其收入及溢利並不合理。

在編製吾等對網絡之市場價值之意見時，吾等首先估計光纖網絡完工時之新重置成本，然後將新重置成本折算至估值日期時之現值。吾等亦已計入現有已簽訂購買之網絡傳輸設備、輔助設施及數據處理設施於估值日期之新重置成本；將該等新重置成本一併合算，並考慮折

舊影響，以達致估值日期時之已安裝設備之公平市值。此外，估值時已扣除建設網絡及現有已簽訂購買設備及輔助設施裝置未付款額之現值，以及中信泰富管理層提供於估值日期之負債淨額。

主要假設

吾等釐定網絡之價值時，所作之主要假設如下：

- 吾等假設網絡將分階段完成，而整個網絡最遲將於二零零二年底落成。
- 吾等假設現時之政治、法律、技術、財政或經濟狀況將無重大變動，以致於安裝期內對網絡構成不利影響。
- 吾等假設獲提供之資料皆屬準確，且在頗大程度上可作依賴。
- 項目公司有權使用網絡建設之土地。
- 目前佔用之物業並非由項目公司擁有，而是根據有效租約持有。
- 受合約及協議約束之所有運作及合約條款在法律上均可強制執行，且將會獲得遵行。
- 網絡以人民幣估值。價值乃按匯率1港元兑人民幣1.06元換算為港元。於估值日期至本函件發出日期，匯率概無重大波動。

估值意見

根據吾等之視察及分析，吾等對網絡之100%股本權益於二零零二年一月十四日之市值合理地訂為2,038,250,000港元（**港幣貳拾億零叁仟捌佰貳拾伍萬元正**）。

此致

香港
中環
添美道1號
中信大廈32樓
中信泰富有限公司
列位董事　台照

代表
西門（遠東）有限公司
董事總經理
Brett A. Shadbolt
謹啟

二零零二年一月二十二日

附註：Brett A. Shadbolt在評估香港、中國及亞太區業務方面具有逾14年經驗。

1. 責任聲明

本通函遵照上市規則載有關於本公司之資料。各董事對本通函所載關於本公司之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何關於本公司之其他事實，致使本通函所載任何聲明有所誤導。

2. 權益披露

(a) 於最後可行日期，董事及本公司之行政總裁於本公司或任何聯營公司（定義見披露權益條例）依據披露權益條例第28條之規定須通知本公司及聯交所之股本或債務證券權益（包括根據披露權益條例第31條或其附表第一部份被視作或當作擁有之權益），或依據上市規則所載上市公司董事進行證券交易之標準守則，或依據披露權益條例第29條須予置存之登記冊內之權益如下：

	所持股份數目				
姓名／名稱	個人權益	法團權益	家族權益	其他權益	總數
中信泰富有限公司					
榮智健	–	400,381,000	–	–	400,381,000
范鴻齡	–	43,000,000	–	–	43,000,000
莫偉龍	–	–	–	3,200,000 （附註1）	3,200,000
李松興	500,000	–	–	–	500,000
阮紀堂	33,000	–	–	–	33,000
羅安達	550,000	–	–	–	550,000
劉基輔	40,000	–	–	–	40,000
陸鍾漢	1,050,000	500,000 （附註2）	500,000 （附註2）	–	1,550,000
德馬雷	88,800	100,230,000	–	–	100,318,800 （附註3）
國泰航空有限公司					
陸鍾漢	450,000	–	–	–	450,000

附註1：有關董事及其家族作為一全權信託之或然受益人而被視作持有之權益。

附註2：有關董事持有之法團權益與其家族權益重疊，因500,000股股份為透過一間由該董事及其家族擁有之公司之權益。

附註3：除上述所載外，有關董事亦為一個加拿大全權信託之受託人之一。該全權信託控制擁有本公司24,000股股份之加拿大公司。

(b) 除本通函所披露者外，於最後可行日期，各董事或本公司之行政總裁概無擁有根據披露權益條例第28條，或根據披露權益條例第31條或其附表第一部份被當作或視作擁有本公司或任何聯營公司(定義見披露權益條例)之股本或債務證券之任何權益，或本公司根據披露權益條例第29條須予置存之登記冊內，或根據上市規則所載上市公司董事進行證券交易之標準守則須通知本公司及聯交所之任何權益。

(c) 除下文所披露者外，據董事所知，於最後可行日期，概無任何人士(本公司之董事或行政總裁或其各自之聯繫人士除外)直接或間接擁有附有權利在任何情況下於本公司股東大會上投票之任何類別股本面值10%或以上之權益或認股權權益。

名稱	股份數目	已發行股本百份比
中信北京	632,134,285	28.87%
中信香港	632,134,285	28.87%
Heedon Corporation	496,386,285	22.67%
Honpville Corporation	310,988,221	14.20%
Rockhampton Investments Limited	292,000,000	13.33%
Bloomfield Enterprises Corp.	292,000,000	13.33%
Earnplex Corporation	292,000,000	13.33%

按披露權益條例第8(2)條，中信香港透過下列全資附屬公司間接成為本公司之主要股東：

中信香港之附屬公司名稱	股份數目	已發行股本百份比
Affluence Limited	43,266,000	1.98%
Winton Corp.	30,718,000	1.40%
Westminster Investment Inc.	101,960,000	4.66%
Jetway Corp.	20,462,000	0.93%
Cordia Corporation	32,258,064	1.47%
Honpville Corporation	310,988,221	14.20%
Hainsworth Limited	82,482,000	3.77%
Southpoint Enterprises Inc.	10,000,000	0.46%

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.均分別實益持有本公司之股份，因此Honpville Corporation亦為本公司之主要股東。

中信北京為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司，而Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中信北京在本公司之權益與中信香港在本公司之權益重疊。中信香港在本公司之權益與其上述所有直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益與其上述所有直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited於本公司之權益與其上述直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd.於本公司之權益與其上述直接擁有之附屬公司於本公司之權益重疊。

Rockhampton Investments Limited 乃 Bloomfield Enterprises Corp.之全資附屬公司，因而亦是Earnplex Corporation之全資附屬公司。因此，Earnplex Corporation於本公司之權益，與其上述直接及間接擁有之附屬公司於本公司之權益重疊。

(d) 除下文所披露者外，據董事所知，於最後可行日期，概無任何其他人士（本公司之董事、行政總裁或其各自之聯繫人士除外）直接或間接擁有附有權利在任何情況下於本公司下列附屬公司之股東大會上投票之任何類別股本面值10%或以上權益，或於有關股本之任何購股權中擁有權益：

附屬公司名稱	股東名稱	已發行股本百分比
Adwood Company Limited	Silverstone Assets Limited	30%
式雅洋服有限公司	關華先生	29%
大昌－港龍機場地勤設備服務有限公司	港龍航空有限公司	30%
大昌猛獅汽車有限公司	Karl Heinz Laban先生	20%
太湖投資開發有限公司	無錫市對外貿易公司	33.33%
合眾－五十鈴汽車有限公司	Isuzu Motors Limited	40%

附屬公司名稱	股東名稱	已發行股本百分比
恒順發有限公司	恒威投資有限公司 偉倫有限公司 梁銶琚先生(已故)	11.8% 11.8% 11.8%
華聯豐有限公司	伯利衡投資管理有限公司 偉倫有限公司	15% 15%
高樂置業有限公司	伯利衡投資管理有限公司	40%
新香港隧道有限公司	Kumagai International Limited	13.875%
大昌－港龍空運設備有限公司	Nordisk Aviation Products Asia Limited	30%
華新控股有限公司	IBP Caribbean Inc.	45%
新競有限公司	Perdue Farms Incorporated	40%
永聯容器有限公司	夏永先生 夏耀良先生	30% 19%
Goldenburg Properties Limited	Gorich Traders Limited	30%
大昌－港龍航材支援有限公司	港龍航空有限公司	30%
亮億有限公司	Jungle Investment Limited	10%
源森有限公司	Grace Capital Limited	10%
運城企業有限公司	Super Highway Holdings Corp.	20%
DCH & JK Foods Co., Ltd.	Jackie's Kitchen Japan Co., Ltd.	20%
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38%

附屬公司名稱(於中國成立之合營公司(附註))	股東名稱	註冊資本百分比
深圳中糧大昌食品有限公司	深圳市中糧貿易發展有限公司	30%
廣東大昌食品有限公司	廣東國際貿易旅游有限公司	30%

附屬公司名稱（於中國成立之合營公司（附註））	股東名稱	註冊資本百分比
江陰興澄鋼材有限公司	江陰鋼廠	45%
江陰興澄特種鋼鐵有限公司	江陰鋼廠	45%
江蘇泰富興澄特殊鋼股份有限公司	江陰鋼廠	40.78%
無錫華達電機有限公司	無錫市華達電機廠	45%
上海大昌江南鳳有限公司	上海市農業投資總公司	12.67%
	上海浦東滙侖實業總公司	10.56%
上海大昌雙滙艾波有限公司	河南雙滙投資發展股份有限公司	30%
昆明－大昌汽車服務有限公司	雲南客車廠	30%
廣東精運物流有限公司	廣東省華大物流總公司	10%

附註：儘管本節載入有關該等合營公司之資料，惟於中國據有關法例成立之合營公司，與本公司於其他司法地區成立之附屬公司具有不同之股本結構，而對於股東大會之概念亦不相同。

(e) 除本通函所披露者外，據董事所知，於最後可行日期，概無人士直接或間接擁有附有權利在任何情況下於本公司或其任何附屬公司之股東大會上投票之任何類別股本面值10%或以上權益。

(f) 除下文所披露者外，於最後可行日期，概無董事於本集團任何成員公司自二零零零年十二月三十一日（即本公司最近期公佈之經審核財務報表結算日期）以來所買賣或租用或建議買賣或租用之任何資產中擁有任何直接或間接權益：－

於二零零一年六月十二日，本公司一家全資附屬公司（作為買方）與本公司董事榮智健先生（作為賣方）簽訂一份協議，據此，本集團同意以319,003,573.11港元之代價，向榮先生購買其於運城之20%權益。運城乃中國一家固定光纖網絡發展商。

就本公司於二零零二年一月二日刊發之通函所述，有關以總代價2,702,000,000港元（可作調整）向中信香港收購於中信泰富廣場（位於中國上海市靜安區南京西路1168號）之79.998%應佔權益及華山公寓（位於中國上海市靜安區華山路688號）100%權益之建議，榮智健先生、范鴻齡先生、莫偉龍先生、常振明先生及劉基輔先生均為本公司董事，亦為中信香港之董事。中信香港亦為本通函所述交易事項之訂約方。

(g) 於最後可行日期，概無董事於本集團任何成員公司訂立，並對本集團業務有重大關係之任何合約或安排中擁有任何重要權益。

3. 重大變動

就董事所知，本集團自二零零零年十二月三十一日（即本公司最近期公佈之經審核財務報表編製日期）以來之財務或交易狀況概無出現任何重大不利變動。

4. 專業人士

(a) 下列為曾於本通函提供意見或於本通函曾引述其意見之專業人士之資格：

名稱	資格
西門	估值師、特許測量師
德國商業銀行	根據銀行業條例註冊之持牌銀行

（統稱「專業人士」）

(b) 各專業人士概無直接或間接於本集團任何成員公司擁有任何股權，或可認購或提名他人認購本集團任何成員公司證券之任何權益（無論是否可合法執行）。

(c) 各專業人士已就刊發本通函發出書面同意書，同意按本通函之形式及涵義，轉載其函件及引述其名稱，且迄今並無撤回有關同意書。

(d) 自二零零零年十二月三十一日（即本公司最近期公佈之經審核財務報表編製日期）以來，各專業人士概無於本集團任何成員公司已收購、出售或租賃之任何資產，或於本集團任何成員公司建議收購、出售或租賃之任何資產中直接或間接擁有任何權益。

(e) 各專業人士於本通函刊發日期提供之函件及推薦意見，乃為載於本通函而提供。

5. 訴訟

據董事所知，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，本公司或其任何附屬公司亦無尚未了結或提出造成威脅或面臨重大訴訟或索償。

6. 服務合約

本公司或其任何附屬公司概無與任何董事或候任董事訂立或建議訂立不可由其僱主於一年內免付賠償（法定賠償除外）而予以終止之服務合約。

7. 一般資料

(a) 本公司之股份登記處為登捷時有限公司，地址為香港夏慤道10號和記大廈4樓。

(b) 本公司之秘書為曹敏慧女士，ACIS, MA。

(c) 本公司之註冊辦事處位於香港中環添美道1號中信大廈32樓。

(d) 本通函之中英文本倘有歧義，概以英文本為準。

8. 備查文件

下列文件之副本由即日起至二零零二年二月七日（包括該日）之一般辦公時間內，在本公司註冊辦事處可供查閱，地址為香港中環添美道1號中信大廈32樓：—

(a) 出售協議；

(b) 認購權協議；

(c) 德國商業銀行函件；

(d) 本通函附錄一所載西門對網絡之估值；及

(e) 本附錄第4段所述之同意書。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立之有限公司）

茲通告中信泰富有限公司（「本公司」）謹訂於二零零二年二月七日星期四上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓香島殿舉行股東特別大會，藉以考慮並酌情通過下列決議案（不論有否修訂）：－

普通決議案

「**動議**：

(a) 批准、確認及追認出售協議（定義見本公司於二零零二年一月二十二日致股東之通函（「該通函」），註有「A」字樣之副本已提交大會並由大會主席簽署以資識別）及其項下之各交易；

(b) 批准、確認及追認認購權協議（定義見該通函，註有「B」字樣之副本已提交大會並由大會主席簽署以資識別）及其項下之各交易；及

(c) 授權本公司任何一位董事（「董事」）作出及辦理該位董事認為必須、合宜或適當之一切行動及事宜，以及簽訂及採取該位董事認為必須、合宜或適當之一切文件及步驟，以執行及／或落實出售協議、認購權協議及兩份協議項下之各交易，包括該位董事認為必須、合宜或適當之任何變更。」

承董事會命
公司秘書
曹敏慧

香港，二零零二年一月二十二日

註冊辦事處：
香港
中環
添美道1號
中信大廈32樓

附註：

1. 凡有權出席大會並於會上投票之股東，均可委任一名代表出席，及於以股數表決時代其投票。受委代表毋須為本公司股東。隨函奉附大會之代表委任表格。

2. 如屬聯名股東，排名首位之股東親身或由受委代表投票後，其他聯名股份持有人概不得投票。就此而言，排名先後乃按照本公司股東名冊內之排名次序而定。

3. 本代表委任表格連同經簽署之授權書（如有）或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須早於大會或其任何續會指定舉行時間不少於48小時前送達本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，方為有效。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

FORM OF PROXY

Form of proxy used by shareholders at the Extraordinary General Meeting ("the Meeting") of CITIC Pacific Limited 中信泰富有限公司 ("the Company") to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m. on Thursday, 7 February 2002.

I/We[(a)] ______________________________

of ______________________________

being the registered holder(s) of ______________________________

shares[(b)] of HK$0.40 each in the capital of the Company, **HEREBY APPOINT THE CHAIRMAN OF THE MEETING**

or [(c)] ______________________________

of ______________________________

as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) of the Company to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:00 a.m. on Thursday, 7 February 2002 for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the Notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolution as indicated below[(d)].

RESOLUTION	FOR	AGAINST
1. Ordinary Resolution[(e)]		

Dated this ______________ day of ______________ 2002

Shareholder's signature ______________________________

Notes:

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(e) The full text of the resolution appears in the Notice of the Meeting contained in the circular to the shareholders of the Company dated 22 January 2002.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer or attorney duly authorised.

(g) In the case of joint holders of a share, the vote of the person whose name stands first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

(h) To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting or any adjournment thereof.

(i) The proxy need not be a member of the Company. A member may appoint more than one proxy to attend in the same occasion.

(j) Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立之有限公司)

代表委任表格

中信泰富有限公司(「本公司」)謹訂於二零零二年二月七日星期四上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓香島殿舉行之股東特別大會(「大會」)之代表委任表格。

本人／吾等[(a)] ________________________________,
地址為 ________________________________,
為本公司股本中每股面值0.40港元股份 ________________ 股[(b)]
之登記持有人,**茲委任大會主席或**[(c)] ________________________________
地址為 ________________________________
為本人／吾等之代表,代表本人／吾等出席本公司於二零零二年二月七日星期四上午十時正假座香港法院道太古廣場二期港島香格里拉酒店5樓香島殿舉行之大會(及其任何續會),以考慮並酌情通過大會通告所載之普通決議案,並於大會(及其任何續會)代表本人／吾等以本人／吾等名義依照下列指示[(d)]投票表決有關普通決議案。

決議案	**贊成**	**反對**
1. 普通決議案[(e)]		

日期:二零零二年 ____________ 月 ____________ 日

股東簽署: ________________________________

附註:

(a) 請用**正楷**填上全名及地址。

(b) 請填上以 閣下名義登記之股份數目。如不填上股份數目,則本代表委任表格將被視為代表所有以 閣下名義登記之本公司股份。

(c) 如擬委派大會主席以外之其他人士為代表,請將「大會主席」字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改,均須由簽署人簡簽示可。**

(d) **注意: 閣下如欲投票贊成決議案,請在適當之「贊成」欄內填上「✓」號,如欲投票反對決議案,則請在適當之「反對」欄內填上「✓」號。**如未有在投票欄內作出指示,則受委代表將有權自行決定如何投票。至於大會通告所述者以外而正式提呈大會之其他決議案,受委代表亦有權自行決定如何投票。

(e) 本決議案之詳情載於本公司於二零零二年一月二十二日致各股東之通函內之大會通告。

(f) 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署,如股東為公司,則必須蓋上公司印鑑或經由公司負責人或正式授權人簽署。

(g) 如屬聯名股東,而於本公司股東名冊上排名首位之持有人已投票,則不論其為親自或委派代表出席,其他聯名股東均無權投票。

(h) 本代表委任表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本最遲須於大會或其任何續會舉行時間不少於四十八小時前交回本公司註冊辦事處,地址為香港中環添美道1號中信大廈32樓,方為有效。

(i) 受委代表毋須為本公司股東,股東可委任多於一位代表出席大會。

(j) 閣下於填妥並交回代表委任表格後,仍可親自出席大會並於會上投票。